
FULL SERVICE ATM
FAST CASH ATM
FLAGSTAR BANK
FLAGSTAR BANK
BANK

FLAGSTAR® BANCORP

2003 ANNUAL REPORT


FLAGSTAR
BANK

FLAGSTAR BANCORP

COMPANY PROFILE

Flagstar Bancorp (NYSE: FBC) is the holding company for Flagstar Bank, fsb, a federally chartered stock savings bank. Since its founding in 1987, Flagstar has experienced exceptional growth, and today it is the second largest banking institution headquartered in Michigan. We also are one of the nation's leading mortgage lenders.

We serve our customers through our banking centers in Michigan and Indiana and our Internet branch at www.flagstar.com. We attract deposits through these channels and acquire funds through the secondary market. We use these funds, along with advances from the Federal Home Loan Bank, to invest in residential loans that we originate and purchase nationwide.

Our leadership in the mortgage industry also involves managing a large volume of mortgages as a loan servicer. In addition, we provide warehouse lines of credit to mortgage companies across the country and originate consumer and commercial loans in Michigan and Indiana and second mortgages nationally.

Community Bank

Flagstar is a growth-oriented community bank with 99 banking centers in Michigan and Indiana at December 31, 2003.

Home Lender

Flagstar is one of the nation's largest single-family residential mortgage originators.

Mortgage Servicer

Flagstar collects mortgage payments and services the loans of more than 319,000 homeowners across the nation.

LETTER TO SHAREHOLDERS

When 2003 came to a close, Flagstar had set new milestones in earnings, return on equity and mortgage production. We also grew deposits substantially and expanded our banking network significantly. Our shareholders participated in our success, benefiting from a 98.3 percent increase in our stock price, a stock split and two dividend increases.

We posted net earnings of $254.4 million — a 96.8 percent increase over our previous record in 2002 of $129.3 million. We also continued our record of standout performances in return on equity. In 2001 and 2002, Flagstar led publicly traded banking companies in core ROE, and in 2003 we bettered our own record, achieving an astounding 47.6 percent return on equity. Our mortgage production also set a new record — $56.4 billion, easily surpassing the $43.2 billion we originated in 2002.

At the end of 2003, we were planning an important milestone in banking — the opening of our 100th banking center. In 1996, when the company adopted the Flagstar name, we had just 14 locations. Since then, we've expanded throughout our home state and into Indiana, opening both traditional and in-store branches located in select Wal-Mart stores. In 2003, we opened 12 new banking centers in our Michigan/Indiana markets and identified up to 25 new sites for 2004. We look forward to future contributions to earnings from our new offices.

During the year, our assets increased from $8.2 billion at year-end 2002 to $10.6 billion at December 31, 2003. Most of this growth was in residential first mortgages. We also experienced gains in our commercial and consumer loan portfolios.

Shareholders benefited as we approved a two-for-one stock split in the form of a stock dividend in April, a 100.0 percent quarterly cash dividend increase to $0.10 in May and a 50.0 percent quarterly cash dividend increase to $0.15 in September. We also continued to offer shareholders the convenience of dividend reinvestment and direct deposit of dividends.

LOOKING AHEAD

Banking

In the next four years, we plan to more than double our assets, deposits, banking centers and banking market share. We anticipate that the majority of our asset growth will be in our investment loan portfolio, which will largely consist of residential first mortgages, in addition to commercial real estate loans and consumer loans. As more banking centers come onstream and contribute to earnings, they should provide a relatively stable source of revenue and additional outlets to cross sell our lending products.

Home Lending

We've recently experienced banner years in residential mortgage originations and are optimistic about the long-term outlook of the mortgage industry. We are a leader in the U.S. mortgage market — a market that is predicted to more than double over the next 10 years. Recent statistics show that the equity consumers have in their homes increased nationally 8.4 percent in 2003 compared to 7.6 percent in 2002.

We have had a large presence in the mortgage industry since our founding and have managed successfully through numerous new home purchase and refinancing cycles. We have created a business plan and follow a strategy that anticipates the volatility in interest rates. We believe that our balance sheet and our pipeline are well hedged against future swings in rates.

Should interest rates decline, we have demonstrated the ability to gear up operations with modest increases in staff to take advantage of refinancing opportunities. Should interest rates rise due to an improving economy, we expect to benefit from higher earnings on our servicing portfolio.

ACCOLADES

During 2003 Flagstar received recognitions both for its financial performance and its performance as an employer. Our recent accolades include the following:

- ***U.S. Banker*** magazine named Flagstar number one of the top 100 publicly traded bank and savings and loan companies based on return on average equity.
- ***Fortune*** magazine ranked Flagstar 21st on its list of the 100 fastest-growing U.S. companies.
- Flagstar topped the list of the Michigan Superstar 10 compiled by ***Crain's Detroit Business*** based on financial performance criteria.
- In its first-ever survey of women in leadership positions in Michigan public companies, the Center for the Education of Women at the University of Michigan and the Women's Leadership Forum ranked Flagstar Bank fourth out of the 100 companies surveyed.
- Flagstar ranked 11th in the country in terms of minority lending in 2002 based on figures compiled under the Home Mortgage Disclosure Act and reported in 2003.
- In January 2004, ***Forbes*** rated Flagstar a best buy in the finance sector, citing the 298 percent rise in its stock since ***Forbes*** first recommended Flagstar in June 2001.

The credit and thanks for these outstanding recognitions belong to all our employees and associates whose relentless efforts to satisfy our customers and serve our communities have made these achievements possible.

We also want to thank our board of directors for their dedication, time and service to our company, and thank our shareholders for the confidence they have placed in us. We are extremely proud of our accomplishments in 2003. Going forward, we reaffirm our commitment to executing a growth-oriented business plan that focuses on profitability, superior customer service and ever-increasing shareholder value.

MARK T. HAMMOND
PRESIDENT, CHIEF EXECUTIVE OFFICER

THOMAS J. HAMMOND
CHAIRMAN OF THE BOARD



THREE CONSECUTIVE YEARS OF SOLID GROWTH IN RETURN ON EQUITY AND RETURN ON ASSETS.

In 2003, we produced strong gains across a number of fronts, including net earnings, where we recorded $3.99 per diluted share* versus $2.09 per diluted share in 2002, a 90.9 percent increase.

We posted our third consecutive year of growth in return on average equity and return on assets, achieving 47.6 percent and 2.52 percent, respectively, in these key measures of profitability.

Annual dividends per share rose from $0.03 to $0.15 during the year, and shareholder's equity increased* 56.3 percent to $654.7 million, giving us an equity-to-assets ratio of 5.30 percent at year-end 2003.

Asset quality improved during the year with nonperforming loans falling to $58.3 million at year-end 2003, down $9.7 million from December 31, 2002. Even though our investment loans grew significantly, total delinquencies as a percentage of our investment portfolio declined to 0.85 percent at December 31, 2003, compared to 1.71 percent at December 31, 2002. Consistent with our business model, 94.7 percent of nonperforming loans are backed by single-family homes. Additionally, our real estate owned portfolio comprises single-family homes acquired in foreclosure.

*All statistics that relate to share data have been restated for a 2-for-1 stock dividend on May 15, 2003.


21.37%
15.47%
34.98%
37.14%
47.58%
99
00
01
02
03

RETURN ON AVERAGE EQUITY

NET EARNINGS HIT
A NEW HIGH IN 2003.

in thousands, (except per share data)	2003	2002	2001	2000	1999
NET EARNINGS	$254,352	$129,343	$82,940	$28,934	$38,421
*EARNINGS PER SHARE — BASIC	$4.25	$2.22	$1.50	$0.53	$0.63
*EARNINGS PER SHARE — DILUTED	$3.99	$2.09	$1.39	$0.53	$0.61
TOTAL ASSETS	$10,570,193	$8,212,786	$6,636,797	$5,772,623	$4,316,201
TOTAL DEPOSITS	$5,680,167	$4,373,889	$3,608,103	$3,407,965	$2,260,963
SHAREHOLDERS' EQUITY	$654,683	$418,946	$291,488	$196,830	$185,714
MORTGAGE LOAN ORIGINATIONS	$56,378,151	$43,192,312	$32,996,998	$9,865,152	$14,550,258
MORTGAGE LOANS SERVICED FOR OTHERS	$30,395,079	$21,586,797	$14,222,802	$6,644,482	$9,519,926
RETURN ON AVERAGE ASSETS	2.52%	1.79%	1.31%	0.56%	1.05%
RETURN ON AVERAGE EQUITY	47.58%	37.14%	34.98%	15.47%	21.37%

*All statistics that relate to share data have been restated for a 2-for-1 stock dividend on May 15, 2003.


$185.7
$196.9
$291.5
$418.9
$654.7
$38,421
$28,934
$82,940
$129,343
$254,352
99
00
01
02
03
SHAREHOLDERS' EQUITY
(IN MILLIONS)
NET EARNINGS
(IN THOUSANDS)



FLAGSTAR GIVES YOU THE FREEDOM

BANKING

Growth in banking continued in 2003 with the opening of 12 new banking centers, including our first traditional office in Indiana. Four of the new branches opened in 2003 were in Indiana, with the balance in metropolitan Detroit. Plans for 2004 call for up to 25 new offices, largely in our Michigan market.

Retail deposits showed impressive growth, advancing 33.3 percent to $3.6 billion, with the number of accounts rising almost 25 percent to 197,000. Our performance was particularly strong in savings and investment accounts where our competitive rates and exceptional customer service were successful in earning new business.

Our public funds deposits also showed strong growth, advancing $91.4 million to $899.1 million.

We continue to differentiate ourselves in the marketplace with our convenient 7:30 a.m. to 7:30 p.m. hours and our signature sit-down banking, which allows customers to conduct their business in private surroundings. Our high-touch service has helped us attract customers disenfranchised by industry consolidations.

To meet the needs of our customers, we have entered an agreement with IFMG Securities, Inc., to offer investments and insurance through licensed brokers in our banking centers in 2004. We expect the program, which will be called Investment and Insurance Services at Flagstar Bank, to be up and running in all banking centers by mid-2004.

Michigan and Greater Detroit Banking Centers

ALPENA
ANN ARBOR (6)
BATTLE CREEK
BIG RAPIDS
CARO
CHARLOTTE
COLDWATER (2)
COMSTOCK PARK
EAST LANSING
FENTON
GRAND HAVEN
GRAND LEDGE
GRAND RAPIDS (3)
HILLSDALE
HOLLAND (4)
HOWELL
JACKSON (8)
KALAMAZOO (3)
LANSING (3)
LUDINGTON
MUSKEGON
OKEMOS
SOUTH HAVEN
ST. JOSEPH
STURGIS
THREE RIVERS

GREATER DETROIT AREA
BEVERLY HILLS
BLOOMFIELD HILLS
CANTON (2)
CHESTERFIELD TOWNSHIP (2)
CLINTON TOWNSHIP (2)
DETROIT
FARMINGTON HILLS (2)
LIVONIA
MADISON HEIGHTS (2)
NOVI
PONTIAC
ROCHESTER (2)
ROSEVILLE
SHELBY TOWNSHIP (2)
STERLING HEIGHTS (3)
TAYLOR
TROY (4)
WARREN (2)
WATERFORD
WEST BLOOMFIELD
WESTLAND


3
3
4
3
6
8
2
34
Greater Detroit Area

WE PLAN TO OPEN UP TO 25 NEW BANKING CENTERS IN 2004, WITH THE GOAL OF REACHING 200 IN 2007.





Indiana Banking Centers

ANGOLA
FISHERS
FORT WAYNE (2)
GREENFIELD
INDIANAPOLIS (6)
KOKOMO
LAWRENCE
MUNCIE
RICHMOND
WARSAW


2
6

WE CONTINUE TO DIFFERENTIATE OURSELVES IN THE MARKETPLACE WITH OUR CONVENIENT 7:30 A.M. TO 7:30 P.M. HOURS AND OUR SIGNATURE SIT-DOWN BANKING.


35
52
71
87
99
99
00
01
02
03
RETAIL BANKING CENTERS


$2,261
$3,408
$3,608
$4,374
$5,680
99
00
01
02
03
TOTAL DEPOSITS
(IN MILLIONS)

MAKING HOMEOWNERSHIP OUR BUSINESS

WE ORIGINATED $56.4 BILLION IN MORTGAGES IN 2003 FROM OUR THREE CHANNELS OF HOME LENDING, DIRECT LENDING AND WHOLESALE LENDING.

HOME LENDING

Our home lending division posted strong returns in 2003, originating $6.1 billion in mortgage loans — an increase of 48.8 percent over 2002 results. As part of our strategy to create a national network of home loan centers, we opened 36 home loan centers last year, versus 23 in 2002, and expanded our presence to 128 locations in 25 states.

In 2003, we launched a new initiative to support the Flagstar brand and provide our sales force with additional leverage in attracting mortgage customers. Through our Brand Marketing Alliance we work with real estate companies and builders nationally in a mutually beneficial relationship to develop mortgage lending opportunities.

With our time- and money-saving mortgage technologies and creative marketing tools, we continue to attract top mortgage producers. Ultimately, we anticipate operating home loan centers in all major U.S. metropolitan markets.

DIRECT LENDING

In 2004, we will be dedicating more resources to our direct lending channel, which delivers mortgages and home equity products via the Web and telephone. In 2003, we closed $246 million in mortgages and $46 million in home equity loans through this channel.

Our direct-to-consumer loans are an efficient way to reach customers looking for quick decisions and easy access to mortgage professionals. Going forward, we see direct lending as a fast-growing segment of our business that we will support with innovative technology and process enhancements.



WHOLESALE LENDING

Flagstar Bank is a leading mortgage wholesaler, funding mortgages for more than 4,500 mortgage companies nationwide. In addition, we purchase loans from a network of approximately 1,000 correspondent mortgage lenders, including banks and credit unions with whom we have a business relationship. We rank *nationally as the eighth largest wholesaler and the 13th largest correspondent lender in the country.*

In 2003, Flagstar Bank posted record mortgage volume of $56.4 billion, with $32.0 billion generated through our wholesale network of mortgage brokers and $18.3 billion attributable to our correspondent partners for a total increase of 28.6 percent over 2002. Technological advancements allowed us to capitalize on the interest rate environment to achieve record production while still providing superior customer service.

We made significant strides toward achieving a paperless environment in the past year. Currently, we have paperless underwriting in all Flagstar and contract partner offices, with 99 percent of our customers using electronic appraisals. In 2003 we also introduced a way for customers to electronically transfer and view images on our Web site. In addition, providing online access to lock and request funding for loans has allowed us to reduce errors, gain speed and efficiencies and achieve record volumes with minimal additions to staff.

Looking ahead, we are dedicated to improving processes and automating work flows to make it easier for our customers to do business. We also expect to hire more wholesale representatives to increase our penetration in smaller locations and gain market share.

WAREHOUSE LENDING

In order to close mortgage transactions, mortgage companies at times borrow the required funds from a warehouse lender, such as Flagstar Bank. Our ability to provide this specialized financing has strengthened our relationships with our correspondent lending customers. In 2003, we extended $2.0 billion in credit to 328 customers, almost doubling both the dollars extended and the number of customers recorded in 2002. At year-end 2003, we had $346.8 million in credit drawn and outstanding.

TECHNOLOGICAL ADVANCEMENTS ALLOWED US TO CAPITALIZE ON THE INTEREST RATE ENVIRONMENT TO ACHIEVE RECORD PRODUCTION WHILE STILL PROVIDING SUPERIOR CUSTOMER SERVICE.


$14,550
$9,865
$32,997
$43,192
$56,378
99
00
01
02
03

MORTGAGE ORIGINATIONS
(IN MILLIONS)


38
42
69
92
128
99
00
01
02
03

HOME LOAN CENTERS

HOME LENDING AND **WHOLESALE** LOCATIONS

HOME LOAN CENTERS

SCOTTSDALE, AZ
TUCSON, AZ
GREENBRAE, CA
HERCULES, CA
LAGUNA NIGUEL, CA
DENVER, CO
DANBURY, CT
SOUTH WINDSOR, CT
WINDSOR LOCKS, CT
CLEARWATER, FL
CORAL SPRINGS, FL
HUDSON, FL
KENDALL, FL
PEMBROKE PINES, FL
PLANTATION, FL
TINLEY PARK, IL
INDIANAPOLIS, IN
LEXINGTON, KY
DANVERS, MA
GLOUCHESTER, MA
PLAINVILLE, MA
MICHIGAN - 67
(SEE MAP BELOW)
ST. LOUIS, MO
BLOOMINGTON, MN
SEELEY LAKE, MT
RALEIGH, NC
HACKENSACK, NJ
HAMBURG, NJ
MARLTON, NJ
MORRISTOWN, NJ
SPARTA, NJ
TOMS RIVER, NJ
GARDEN CITY, NY
SMITHTOWN, NY
VALHALLA, NY
WHITE PLAINS, NY
HENDERSON, NV
PAHRUMP, NV
BRYAN, OH
DAYTON, OH
TOLEDO, OH
VERMILLION, OH
LAKE OSWEGO, OR
PORTLAND, OR (2)
ROSEBURG, OR
DRESHER, PA
NEW CASTLE, PA
PHILADELPHIA, PA
PROVIDENCE, RI
RAPID CITY, SD
SAN ANTONIO, TX
U.S. VIRGIN ISLANDS
VIENNA, VA
WARRENTON, VA
GREEN BAY, WI (2)
KENOSHA, WI
RACINE, WI
PARKERSBURG, WV

WHOLESALE OFFICES

PHOENIX, AZ
COSTA MESA, CA
WALNUT CREEK, CA
DENVER, CO
BOCA RATON, FL
ATLANTA, GA
CHICAGO, IL
WAKEFIELD, MA
TROY, MI
BUCYRUS, OH
LAKE OSWEGO, OR
DALLAS, TX
HOUSTON, TX
BELLEVUE, WA


(2)
(2)
67

■ HOME LOAN CENTERS
■ WHOLESALE OFFICES

HOME LOAN CENTERS — MICHIGAN

ALPENA
BATTLE CREEK
CADILLAC
CHARLOTTE
FLINT
FORT GRATIOT
FRANKENMUTH
FREMONT
GAYLORD
GRAND BLANC
GRAND HAVEN
HOUGHTON LAKE
JACKSON
KENTWOOD
LANSING (3)
LAPEER
MIDLAND
MILLINGTON
MOUNT PLEASANT
NEW BALTIMORE
OKEMOS (2)
ORTONVILLE
OSCODA
OXFORD
ROMEO
SAGINAW
SANDUSKY
TRAVERSE CITY

GREATER DETROIT AREA
ALLEN PARK
ANN ARBOR
BINGHAM FARMS
BIRMINGHAM
BLOOMFIELD HILLS
BRUCE TOWNSHIP
CLINTON TOWNSHIP (2)
COMMERCE TOWNSHIP
DEARBORN
DETROIT
FARMINGTON HILLS (2)
FERNDALE
HARPER WOODS
LAKE ORION
MADISON HEIGHTS
NORTHVILLE
OAK PARK
OAKLAND TOWNSHIP
PLYMOUTH (2)
ROYAL OAK
SHELBY TOWNSHIP
SOUTHFIELD
STERLING HEIGHTS (3)
TAYLOR
TROY (2)
UTICA (2)
WASHINGTON TOWNSHIP
WATERFORD
WESTLAND


3
2
36
Greater Detroit Area

CONSUMER LENDING

In 2003, total consumer loans, including home equity, auto, boat and recreational vehicle loans, grew to $259.7 million, an increase of 108.1 percent from December 31, 2002. We also expanded our home equity lines of credit beyond our traditional markets of Michigan and Indiana to 38 additional states. In 2004, we plan to roll out home equity lines of credit to our wholesale lending customers.

Our business development efforts in 2003 targeted indirect lending customers, a segment we will continue to pursue in 2004. Going forward, we hope to increase originations through improved technology and refocused customer service to cross sell consumer loans in our banking centers.

COMMERCIAL LENDING

The primary focus of our commercial lending is to help businesses build, buy or refinance property in our banking markets. In 2003, we expanded staff both in Michigan and Indiana to meet the commercial real estate needs generated by our growing banking network.

We closed $239.5 million in commercial real estate loans in 2003, bringing our portfolio to $548.4 million, an increase of 23.2 percent from December 31, 2002. We had $7.8 million in non-real estate commercial loans at December 31, 2003.

CONSTRUCTION LENDING

Our leadership in the mortgage business has naturally led us to develop strong relationships with the leading builders in our retail markets. In 2003, we expanded our construction loan capabilities to all 48 contiguous states.

AT HEART WE'RE A COMMUNITY BANK,
DEDICATED TO THE COMMUNITIES WE SERVE.









LOAN SALES AND SERVICING

MANAGING OUR MORTGAGE BUSINESS

Flagstar originates and purchases large volumes of residential mortgages, investing in some and packaging the remainder into mortgage-backed securities. We retain the servicing rights on the loans we sell, collecting homeowners' mortgage payments, property taxes and hazard insurance premiums monthly and distributing payments to investors, all for a fee.

The fee revenue from servicing loans acts, in most cases, as a natural hedge against an upturn in interest rates, providing a source of revenue in a rising interest rate environment when loan origination income may decline.

During 2003, we serviced more than 583,000 loans and closed the year with a mortgage servicing portfolio for other investors of $30.4 billion, an increase of 40.7 percent from December 31, 2002.

Our servicing area successfully handled record volumes in 2003, thanks to gains in paperless processing. Customers can currently make mortgage payments; order payoff letters; view and print statements, tax and insurance payments and 1098s all online. We also now accept scanned insurance and tax bills from customers, and are offering Web access to statements in lieu of monthly mailings.

CONNECTING WITH OUR COMMUNITIES

COMMUNITY LEADERSHIP

Flagstar Bank has a long tradition of community involvement. For example, several years ago we became concerned about the high number of lives lost annually from home fires, so we launched a program to promote fire safety, especially during the holidays.

Flagstar's Safety First program features an advertising campaign encouraging people to buy smoke detectors before plugging in their Christmas trees. We support the campaign by distributing thousands of smoke detectors to residents of Detroit, Lansing and Pontiac, Michigan. Going a step further, we also sponsored a series of six bills now pending in the Michigan legislature to require fire alarm systems and fire suppression equipment in all apartment buildings in the state.

Flagstar also is a long-time supporter of organizations such as the United Way, Habitat for Humanity, Toys for Tots and the Fanclub Arts Foundation, which creates arts programs in low- and middle-income areas in metropolitan Detroit.

Because housing is our primary lending activity, many of our community outreach programs focus on affordable housing and housing education. Here are highlights of some of our recent activities:

- In Detroit, Flagstar was a local sponsor and participant in With Ownership, Wealth, a national initiative known as WOW that was started by the Congressional Black Caucus Foundation to increase minority homeownership.

- In Grand Rapids, Michigan, Flagstar was a major sponsor of Raise the Roof day, where volunteers — including Flagstar employees — repaired the homes of low-income, senior and disabled residents.

- In Flint, Michigan, Flagstar regularly participates with the Mission of Peace Community Development Corporation in a loan program to provide affordable housing.

- In Jackson, Michigan, Flagstar contributed to a city program to rehabilitate and sell vacant homes to low-income residents.

- In Indiana, Flagstar has provided grants to a number of organizations including the Indianapolis Neighborhood Housing Partnership, the Local Initiatives Support Corporation, the Fort Wayne Neighborhood Housing Partnership and others.

Flagstar employee contributions also support local organizations in communities where we have a banking presence. In 2003, organizations benefiting from Flagstar's generosity included Youth Haven Michigan Ranch, Hunter's Hope Foundation, the McRee House in Lansing, Michigan, and PALS, Inc. of Dearborn, Michigan.

Employees also supported the American Cancer Society and the March of Dimes by participating in fund-raising walks. In addition, they volunteered their time to Habitat for Humanity and supported needy children through holiday gifts to Oakland Family Services in Oakland County, Michigan.





DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS
FLAGSTAR BANCORP, INC.

Thomas J. Hammond	Chairman of the Board
Mark T. Hammond	Vice Chairman of the Board, Chief Executive Officer, President
Charles Bazzy	Director (outside)
Michael W. Carrie	Director, Executive Director, Treasurer, Chief Financial Officer
James D. Coleman	Director (outside)
Richard S. Elsea	Director (outside)
Kirstin A. Hammond	Director, Executive Director
David V. Johnson	Director (outside)
John R. Kersten	Director (outside)
C. Michael Kojaian	Director (outside)
Robert O. Rondeau, Jr.	Director, Executive Director

EXECUTIVE OFFICERS
FLAGSTAR BANK, fsb

Thomas J. Hammond	Chairman of the Board
Mark T. Hammond	Chief Executive Officer, President
Michael W. Carrie	Executive Director, Treasurer, Chief Financial Officer
Kirstin A. Hammond	Executive Director
Robert O. Rondeau, Jr.	Executive Director
Joan H. Anderson	Executive Vice President
M. David Bowers	Executive Vice President
W. Steven Brooks	Executive Vice President
Alessandro P. Dinello	Executive Vice President
Charles C. Kirkpatrick	Executive Vice President, Chief Information Officer
William M. Robinson III	Executive Vice President
Mary Kay Ruedisueli	Executive Vice President
Karen Shreve	Executive Vice President

SHAREHOLDER ASSISTANCE

For help with name, address or stock ownership changes, to report lost or stolen stock certificates or to get assistance with other shareholder issues, please contact our agent directly: **Registrar and Transfer Co., Attention: Investor Relations, 10 Commerce Drive, Cranford, NJ 07016**, (800) 368-5948, e-mail: info@rtco.com, Web site: www.rtco.com.

In all communication with Registrar and Transfer Co., be sure to mention Flagstar Bancorp and provide your name as it appears on your stock certificate, along with your Social Security number, daytime phone number and current address. In addition, individual investors may report a change of address, request a shareholder account transcript, place a stop on a certificate or obtain a variety of forms by logging on to www.rtco.com and clicking Investor Services.

DIVIDEND REINVESTMENT PLAN

Under Flagstar Bancorp's dividend reinvestment plan, registered shareholders may purchase additional shares of Flagstar Bancorp stock by reinvesting their cash dividends. There is no minimum investment required to participate in the plan. For more information, contact Registrar and Transfer Co.

DIRECT DEPOSIT OF DIVIDENDS

Registered shareholders of Flagstar Bancorp common stock can have their dividend payments deposited into their checking, savings or money market account at any financial institution in the United States that accepts electronic deposits. A brochure describing the service and an authorization form are available from the Registrar and Transfer Co.

EQUAL EMPLOYMENT OPPORTUNITY/EQUAL HOUSING LENDER

Flagstar Bancorp does not discriminate against any person on the basis of race, color, religion, national origin, sex, age, handicap, height, weight, familial status, marital status, veteran disability or Vietnam veteran status with respect to recruiting, hiring, promoting, transferring, terminating and other terms and conditions of employment. We also are an equal housing lender.

FLAGSTAR® BANCORP

2003

ANNUAL REPORT

ON

FORM 10-K

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mark One

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: **0-22353**

FLAGSTAR BANCORP, INC.

(Exact name of registrant as specified in its charter)

Michigan	**38-3150651**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5151 Corporate Drive, Troy, Michigan	**48098-2639**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(248) 312-2000**

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $0.01 per share

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☒ No ☐

The registrant's voting stock is traded on the New York Stock Exchange. The estimated aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the last sale price ($25.85 per share) at which the stock was sold on March 1, 2004 was approximately $784.9 million. For purposes of this calculation, the term "affiliate" refers to all executive officers and directors of the registrant and all members of the original stockholder group that collectively own approximately 50.0% of the registrant's outstanding Common Stock.

As of March 1, 2004, 60,730,466 shares of the registrant's Common Stock, $0.01 par value, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following lists the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

1. Portions of the Proxy Statement for the 2004 Annual Meeting of Stockholders.

TABLE OF CONTENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company including statements preceded by, followed by or that include the words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain," "pattern" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, which are intended to identify "forward looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995.

There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which the Company does business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) legislative or regulatory changes or actions adversely affect the businesses in which the Company is engaged; (7) changes and trends in the securities markets; (8) a delayed or incomplete resolution of regulatory issues; (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity; and (10) the outcome of regulatory and legal investigations and proceedings.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

PART I

ITEM 1. BUSINESS

GENERAL

Flagstar Bancorp ("Flagstar" or the "Company") is a Michigan-based thrift holding company founded in 1993. Our stock is traded on the New York Stock Exchange under the symbol "FBC". Our primary subsidiary is Flagstar Bank, fsb (the "Bank") a federally-chartered stock savings bank.

We report our financial condition and net earnings on a consolidated basis but report segmented operating results for both our banking group and our home lending group. Each operation is linked to one another in many aspects of their respective businesses but are indeed separate. The Bank is a member of the Federal Home Loan Bank System ("FHLB") and is subject to regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). Our deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

Our banking group ("BG") collects deposits from the general public and local government agencies at 99 banking centers located throughout southern Michigan and Indiana. We also collect certificates of deposits through secondary market offerings and solicit business through our internet branch located at *www.flagstar.com*. We also acquire advances from the Federal Home Loan Bank of Indianapolis. We invest these funds in a variety of consumer and commercial loan products offered to the general public.

Our primary investment vehicle is single-family mortgage loans originated or acquired by our home lending group ("HLG").

The HLG acquires single-family mortgage loans on a wholesale basis nationally. We also originate single-family loans on a consumer direct basis from 128 home loan centers in 25 states. We also originate mortgage loans from our 99 banking centers located in Michigan and Indiana. Our wholesale division operates from 14 regional lending offices across the country. In order to originate or acquire these loans, the HLG utilizes funds provided by the BG. We sell the majority of the loans we produce in the secondary market on a whole loan basis or by securitizing the loans into a mortgage-backed security. Mortgage-backed securities are issued through the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and the Government National Mortgage Association ("GNMA"). We sell primarily conforming originations on a servicing-retained basis. We service a large portfolio of mortgage loans for others, $30.4 billion at December 31, 2003. The HLG collects and holds in escrow payments for principal and interest, hazard and mortgage insurance, and various property taxes. The HLG then distributes these funds to the appropriate third party on a contractual basis. We later sell a significant portion of these mortgage servicing rights in separate secondary market transactions.

Our executive offices are located at 5151 Corporate Drive, Troy, Michigan 48098, and our telephone number is (248) 312-2000.

CORPORATE STRATEGIES AND OBJECTIVES

Historical Perspective

We began our corporate existence as a bank in 1987 with a $3.0 million balance sheet and one banking center. Our roots come from our core operation that was once a mid-sized regional mortgage banking company. Our growth since 1987 has been extremely rapid. In late 1993, we acquired Security Savings Bank

ITEM 1. BUSINESS (continued)

CORPORATE STRATEGIES AND OBJECTIVES (continued)

of Jackson, Michigan. Since that acquisition, we have been focused on growing our banking operation. The revenue stream created by a banking operation was sought to counter the cyclical operating results of our home lending operation.

Although our core operations are categorized as two distinct operations, they are complementary business lines. The home lending operation originates assets for our banking operation and our banking operation provides funding for our home lending operation. The loans originated in our local market areas provide cross-selling opportunities for our banking products.

At December 31, 2003 our total assets are $10.6 billion and we operate 99 banking centers. During 2003, our BG contributed over 25% of pre-tax operating earnings. Over the past 5 years, we have grown our total assets an average of 29% per year, our deposits an average of 25% per year, and our home loan and banking centers an average of 31% per year. Our goal over the next five years is to double the number of our banking and home loan centers and to continue to increase our market share within the markets we serve.

Toward this goal, during 2004, we will expand the banking center network by 25 new banking centers and we project the number of new home loan centers will expand by 64. This large expansion will allow us to continue to grow our deposit base and our loan originations. We also anticipate growing our asset base approximately 35%.

Capital Strategy

Since becoming a publicly-owned company, our business objective has been to generate stockholder value by providing high returns on equity and assets, while aggressively growing the Company's asset base and facility locations. Over the past five years, we have averaged a return on average equity of 31% and a return on average assets greater than 1%.

Since our initial public offering in 1997, we have not issued any new common equity. We have successfully completed five debt capital offerings. We have also initiated three stock splits completed in the form of stock dividends and have increased the cash dividend on our common stock eight times.

During 2003, we completed the placement of two $25.0 million private debt offerings. The proceeds from these offerings were used to retire the preferred stock of our subsidiary, Flagstar Capital, a debt capital offering completed in 1998. In April 2004, the Company intends to redeem its 9.50% preferred securities that were issued by Flagstar Trust in 1999. We do not foresee any need at this time to re-enter the capital markets for any equity capital offerings.

Business Strategy

BANKING OPERATIONS

Through our BG, we offer a comprehensive line of consumer and commercial financial products and services to individuals and small and middle market businesses. We provide service to approximately 197,000 households through our 99 banking centers (both free-standing and in-store) and 145 automated teller machines located in Michigan and Indiana. We also offer our customers the convenience of 24-hour telephone and internet banking services. Our banking centers are open in most locations from 7:30 a.m. to 7:30 p.m.,

ITEM 1. BUSINESS *(continued)*

Business Strategy (continued)

BANKING OPERATIONS (continued)

Monday through Friday, with 8:30 a.m. to 4:00 p.m. hours on Saturday and Sunday hours in all our Wal-Mart locations.

Our strategy is to expand our base of consumer and commercial relationships by combining a high level of customer service with our broad-based product line. We will continue to open de novo banking centers in areas that meet our demographic model. As has been the approach on all of our other banking center openings, we will lead with price. Upon community acceptance of the location and the Flagstar brand, we will then promote to establish checking and savings accounts.

We offer various consumer and commercial deposit products, as well as a variety of value-added, fee-based banking services. Our deposit product offerings include various checking, savings, and time deposit accounts. Fee-based services include, but are not limited to:

- payment choices, including debit card, pay-by-phone, online banking, money orders, bank checks, and traveler's checks,
- a membership program featuring free checks, a variety of product discounts, shopping and travel services, and credit card protection service, and
- safety deposit box rentals.

One of our primary focuses in 2003 was the opening of 12 new banking centers. The focus for 2004 will remain unchanged with 25 banking centers expected to open. The majority of these new openings will be in free-standing banking centers located in metropolitan Detroit and Indianapolis.

At December 31, 2003, the Company operated 35 banking centers under its in-store program. Thirty-two of these banking centers are located in Wal-Mart superstores. In June 2000, the Company entered into an agreement with Wal-Mart, that permits us to provide banking services within new or refurbished Wal-Mart superstore locations in Michigan and Indiana. The in-store banking centers welcome customers with an open, free-flowing retail environment. The customer can interact with roaming customer service representatives or become engaged by high-tech, self-help, touch screens in the cashless e-banking center. Fourteen of the in-store banking centers are located in Indiana and 21 are located in Michigan. The Company expects to open two more Wal-Mart facilities in 2004.

Forty-seven of the Company's banking centers were opened within the past three years. Seven of the banking centers in Indiana were opened under the Wal-Mart in-store program during the past three years. The Wal-Mart banking centers had an average deposit portfolio of $16.3 million compared with the remainder of the banking centers which had average deposits of $48.5 million. Of the 99 banking centers, 17 banking centers had deposits of less than $10.0 million. Banking centers opened in 2000, 2001, 2002, and 2003 had average balances of $43.8 million, $22.7 million, $17.7 million, and $9.8 million, respectively. Banking centers opened under the in-store program opened in 2000, 2001, 2002, and 2003 had average balances of $20.0 million, $16.6 million, $10.1 million, and $8.0 million, respectively.

Each of the in-store banking centers offer the same products and services to our customers as are available at our free-standing banking centers without any significant difference in operating costs. By relying upon

ITEM 1. BUSINESS (continued)

Business Strategy (continued)

BANKING OPERATIONS (continued)

in-store banking centers to expand our banking center network, we avoid the significant building costs of free-standing banking centers while obtaining marketing exposure in a high customer traffic area. The customers using our in-store banking centers are substantially the same as the customers using our free-standing banking centers.

One of the BG's primary business objectives is to expand its lending activities, as they generally offer higher returns than our home lending group. The size of our loan portfolio has grown in recent years, partly due to the concentration placed on this objective by the Company.

The following consumer loan products are available through our banking centers:

- second mortgage loans, both for purposes unrelated to the property securing the loan and for renovation or remodeling. The loans are originated as a fixed, amortizing loan or a line of credit;
- loans for automobiles, marine and recreational vehicles;
- student loans;
- loans secured by deposit accounts; and
- secured and unsecured loans made under our personal line of credit or term loan programs.

At December 31, 2003, Flagstar's consumer loan portfolio contained $141.0 million of second mortgage loans, $245.8 million of equity line loans, and $13.9 million of various other consumer loans such as personal lines of credit, and automobile loans. Consumer loans, including second mortgage loans, comprise 5.9% of the Company's investment loan portfolio at December 31, 2003. Flagstar's underwriting standards for a consumer loan include an analysis of the applicant's payment history on other indebtedness and an assessment of the applicant's ability to meet existing obligations as well as payments on the proposed loan. During 2003, the Company originated a total of $392.2 million in consumer loans versus the $586.8 million originated in 2002.

We also offer a full line of commercial loan products and banking services especially developed for our commercial customers through our banking centers and main office location. We concentrate on developing and maintaining strong client relationships with small and mid-sized companies. Our core commercial customers are companies with $5 million to $100 million in total sales. We offer the following commercial loan products:

- business lines of credit, including warehouse lines of credit to other mortgage lenders,
- working capital loans,
- equipment loans, and
- loans secured by real estate.

Commercial loans are made on a secured or unsecured basis. Collateral for secured commercial loans may be business assets, real estate, personal assets, or some combination thereof. Our decision to make a commercial loan is based on an evaluation of the borrower's financial capacity, including such factors as income, other

ITEM 1. BUSINESS (continued)

Business Strategy (continued)

BANKING OPERATIONS (continued)

indebtedness, credit history, company performance, and collateral. All loans on income-producing properties are evaluated by a qualified, certified appraiser to ensure that the appraised value of the property to be mortgaged or the enterprise value of the borrower satisfies the Company's loan-to-value ratio requirements of no higher than 90%. The Company also generally requires a minimum debt-service ratio of 1.2 to 1. In addition, the Company considers the experience of the prospective borrower with similar properties, the creditworthiness and managerial ability of the borrower, the enforceability and collectibility of any relevant guarantees and the quality of the asset to be mortgaged. The Company officer processing the loan also generally performs various feasibility and income absorption studies in connection with the loan.

We also offer warehouse lines of credit to other mortgage lenders. These lines allow the lender to fund the closing of a mortgage loan that most often is acquired by the Company. Each extension or drawdown on the line is collateralized by a mortgage loan. These lines of credit are personally guaranteed by a qualified principal officer of the borrower. It is not a requirement that the loan collateralizing the borrowing be sold to Flagstar or that the borrower have a correspondent relationship with the Company.

The aggregate amount of warehouse lines of credit granted to other mortgage lenders was $2.0 billion of which $346.8 million was outstanding at December 31, 2003. At December 31, 2002 $1.1 billion in lines had been granted, of which $558.8 million was outstanding. At December 31, 2003, our commercial real estate loan portfolio totaled $548.4 million, or 8.0% of our investment loan portfolio. At December 31, 2003, our non-real estate commercial loan portfolio was $7.9 million, or 0.1% of our investment loan portfolio. During 2003, we originated $239.5 million commercial loans versus $190.5 million in 2002.

HOME LENDING OPERATIONS

Our HLG conducts its operations from our 99 banking centers and 128 home loan centers located in 25 states. Our largest concentration of offices is in southern Michigan, where we have 82 banking centers and 81 home loan centers. We also maintain 14 wholesale offices that conduct business with correspondent mortgage lenders nationwide. During 2003, we were one of the country's top 20 largest mortgage loan originators.

The origination or acquisition of residential mortgage loans constitutes our most significant lending activity. We originated or acquired $56.4 billion, $43.2 billion, and $33.0 billion of mortgage loans during the years ended December 31, 2003, 2002, and 2001, respectively. Each loan originated or acquired is for the purpose of acquiring or refinancing a one to four family residence and is secured by a first mortgage on the property. We offer traditional fixed-rate and adjustable-rate mortgage loans with terms ranging from one year to 30 years. The majority of our products conform to the respective underwriting guidelines established by FNMA, FHLMC, and GNMA. We also offer other residential mortgage loans that meet agency underwriting guidelines, but have other terms and conditions customized to meet the needs of the borrower.

As a part of our overall mortgage banking strategy, we securitize the majority of our mortgage loans through FNMA, FHLMC, or GNMA. We generally securitize our longer-term, fixed-rate loans while we invest in the shorter duration and adjustable rate product we originate. Securitization is the process by which mortgage loans we own are exchanged for mortgage-backed securities that are guaranteed by FNMA, FHLMC, or GNMA. These mortgage-backed securities are then sold to a secondary market investor. The servicing related to the sold loans is generally retained and later sold to other secondary market investors. We, for the most part, do not sell the servicing rights to loans originated within our retail market area. For further information see Notes 3, 4, 6, 7, and 12 of the Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data, herein.

Our written underwriting guidelines for mortgage loans employ a system of internal controls designed to maintain the quality of the mortgage loan portfolio. All mortgage loans are reviewed by an underwriter at our national headquarters or at one of our wholesale lending centers. We also contract underwriters employed by mortgage insurance companies to underwrite loans. Additionally, certain correspondents have delegated underwriting authority. Any loan not underwritten by a Flagstar employed underwriter is warranted by the individual underwriter's employer whether it be a mortgage company or a mortgage insurance company.

To further protect us from loss, we generally require that any loan with a loan-to-value ratio in excess of 80% must carry mortgage insurance. A loan-to-value ratio is the percentage that the original principal amount of a loan bears to the appraised value of the mortgaged property. In the case of a purchase money mortgage, the lower of the appraised value of the property or the purchase price of the property securing the loan is used. We require a lower loan-to-value ratio, and thus a higher down payment, for non-owner-occupied loans. In addition, all home mortgage loans originated are subject to requirements for title, fire, and hazard insurance. Real estate taxes are generally collected and held in escrow for disbursement. We are also protected against fire or casualty loss on home mortgage loans by a blanket mortgage impairment insurance policy that insures us when the mortgagor's insurance is inadequate.

We utilize three production channels to acquire mortgage loans. Each production channel produces a similar loan product and each loan acquired is underwritten by us or a contracted representative using the same underwriting standards.

Wholesale

In a wholesale purchase transaction, we supply the funding for the transaction at the closing table. This is also known as "table funding". The mortgage broker completes all of the up-front paperwork and receives an origination fee from the mortgagor and a servicing release premium from us. These brokers are serviced by our wholesale account executives. We have relationships with over 4,500 individual brokerage companies located in all 50 states. During 2003, we closed $32.0 billion utilizing this origination channel versus the $24.9 billion originated in 2002 and $18.2 billion originated in 2001. During 2003, 82.3% of loan originations in this category were for the refinance of an existing mortgage loan.

Correspondent

In a correspondent purchase transaction, we acquire the loan after the mortgage company has funded the transaction. The mortgage company completes the whole origination process and we pay a servicing release premium plus a market price for the loan. These mortgage origination companies are also serviced by our wholesale account executives. We have relationships with over 1,000 individual mortgage origination companies located in all 50 states. During 2003, we closed $18.3 billion utilizing this origination channel

ITEM 1. BUSINESS (continued)

Business Strategy (continued)

HOME LENDING OPERATIONS (continued)

versus the $14.2 billion originated in 2002 and $11.8 billion originated in 2001. During 2003, 83.9% of loan originations in this category were for the refinance of an existing mortgage loan.

Consumer Direct

In a consumer direct transaction, we originate the loan through one of our loan officers. We fund the transaction. We complete the whole origination process. This origination channel is the fastest growing segment of our home lending operation.

During 2003, we opened 36 new offices under our "My Net Branch" concept. In this process, the loan officer functions much like our wholesale channel. The loan officer operates his or her own office on a stand-alone basis. The office is responsible for all costs related to the individual office but in turn receives all fees collected in the origination process. We provide the office staff with accounting, legal, data processing, underwriting, and payroll services for a nominal fee in exchange for the delivery of the closed loan. The office staff is allowed to broker away a small portion of its originations when we do not provide the needed loan program to complete the transaction. During 2003, less than 5.3% of retail originations were not delivered into Flagstar loan products.

During 2003, we closed $6.1 billion utilizing this origination channel versus the $4.1 billion originated in 2002 and $3.0 billion originated in 2001. During 2003, 75.2% of loan originations in this category were for the refinance of an existing mortgage loan.

LOANS BY TYPE

The following table sets forth the Company's investment loan portfolio at December 31, 2003, categorized as having fixed interest rates or adjustable interest rates.

	Fixed Rate	Adjustable Rate	Total
	(In thousands)		
Mortgage loans held for investment	$ 734,428	$4,743,772	$5,478,200
Second mortgage loans	141,010	—	141,010
Commercial real estate	472,465	75,927	548,392
Construction	58,323	—	58,323
Warehouse lending	—	346,780	346,780
Consumer	13,785	245,866	259,651
Non-real estate commercial	2,749	5,147	7,896
Total	$1,422,760	$5,417,492	$6,840,252

ITEM 1. BUSINESS (continued)

LOAN REPAYMENT SCHEDULE

The following table sets forth the scheduled principal payments of Flagstar's loan portfolio at December 31, 2003, assuming that principal repayments are made in accordance with the contractual terms of the loans.

	Within 1 year	1 Year to 2 years	2 Years to 3 years	3 Years to 5 years	5 Years to 10 years	10 years to 15 years	Over 15 years	Totals
	(In thousands)							
Mortgage loans held for investment	$ 90,774	$ 78,822	$ 77,646	$152,975	$371,025	$343,347	$4,259,122	$5,373,711
Second mortgage	4,554	4,406	4,263	8,248	19,280	16,147	83,235	140,133
Commercial real estate	45,265	41,530	38,104	69,920	145,958	85,749	122,121	548,647
Construction	57,731	—	—	—	—	—	—	57,731
Warehouse lending	346,780	—	—	—	—	—	—	346,780
Consumer	20,338	18,745	17,277	31,846	67,142	40,843	63,429	259,620
Non-real estate commercial	814	730	655	1,174	2,330	1,127	1,056	7,886
Total	$566,256	$144,233	$137,945	$264,163	$605,735	$487,213	$4,528,963	$6,734,508

HOME LENDING AND THE INTERNET

We have always been a strong advocate of the Internet and its use within the mortgage origination process. During 2003, our customers were able to register loans, lock the interest rates on loans, check their in-process inventory, production statistics, and underwriting status through the Internet. During 2003, approximately 90% of all mortgage loans closed utilized the Internet as a communication tool and delivery system. During 2004, we will continue to utilize our research and development budget to streamline the mortgage origination process and bring service and convenience to our customers.

CONSTRUCTION LENDING

We also engage in construction lending involving loans to individuals for construction of one-to-four family residential housing. These properties are primarily located in southern Michigan markets. These construction loans usually convert to permanent financing upon completion of construction. At December 31, 2003, our portfolio of loans held for investment included $58.3 million of loans secured by properties under construction, or 0.9% of total loans held for investment. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as permanent mortgages, except during a construction period of up to nine months, the borrower is required to make interest-only monthly payments. Monthly payments of principal and interest commence one month from the date the loan is converted to permanent financing. Borrowers must satisfy all credit requirements that would apply to permanent mortgage loan financing prior to receiving construction financing for the subject property. During 2003, the Company originated a total of $99.8 million in construction loans versus the $73.8 million originated in 2002 and $70.0 million originated in 2001.

ASSET QUALITY

We have implemented comprehensive internal asset review systems to provide for early detection of problem assets. Our asset classifications and the adequacy of our allowances for losses are analyzed quarterly based on, among other things, historical loss experience and current economic conditions. Although this system will not eliminate future losses due to unanticipated declines in the real estate market or economic downturns, it should provide for timely identification of the loans that could cause a potential loss. Refer to the four schedules included hereafter (Pages 36 through 38), which set forth certain information about our non-performing assets. At December 31, 2003, we had no other loans outstanding where known information about possible credit problems of borrowers caused management concern regarding the ability of the same borrowers to comply with the loan repayment terms.

Repurchased Assets. Although all of the loans we sell to the secondary market are done so on a non-recourse basis, we repurchased $46.3 million, $34.3 million, and $47.0 million in mortgage loans from secondary market investors during 2003, 2002, and 2001, respectively. Generally, for loans sold to the secondary market, we are responsible for certain representations and warranties regarding the adherence to underwriting and loan program guidelines. At December 31, 2003, we had sold $144.1 billion in loans to the secondary market over the previous 60 months. This volume of loan sales is $34.1 billion, or 31.0%, larger than the $110.0 billion sold in the 60 months preceding December 31, 2002. A repurchase is required because of a loan's delinquent status or its non-compliance with the underwriting or loan program guidelines that it was initially sold under. Losses attributable to these repurchased loans were $12.0 million, $6.8 million, and $4.0 million in 2003, 2002, and 2001, respectively. All of these loans were sold within the prior sixty-month period, repurchased from secondary market investors, foreclosed on, and disposed of at a loss.

The following schedule provides the amount of non-performing loans repurchased attributable to the year of origination:

Repurchased Assets

Year	Total Loan Sales	Total non-performing repurchased loans	% of Sales
		(In thousands)	
1999	$ 12,854,514	$15,158	0.12%
2000	7,982,200	21,824	0.27
2001	30,879,271	27,627	0.09
2002	40,495,894	7,971	0.02
2003	51,922,757	1,235	0.00
Totals	$144,134,636	$73,815	0.05%

At December 31, 2003 and 2002, the Company had $12.0 million and $10.4 million, respectively, of repurchased assets awaiting foreclosure.

Delinquent Loans. Residential property loans are considered to be delinquent when any payment of principal or interest is past due. While it is the goal of management to work out a satisfactory repayment schedule with a delinquent borrower, we will undertake foreclosure proceedings if the delinquency is not satisfactorily resolved. Our procedures regarding delinquent loans are designed to assist borrowers in meeting their contractual obligations. We customarily mail notices of past due payments to the borrower approximately 15, 30 and 45 days after the due date, and late charges are assessed in accordance with certain parameters. Our collection department makes telephone or personal contact with borrowers after a 30-day delinquency. In certain cases, we recommend that the borrower seeks credit counseling assistance and may grant forbearance if it is determined that the borrower is likely to correct a loan delinquency within a reasonable period of time. We cease the accrual of interest on loans that are more than 90 days delinquent. Such interest is recognized as income when collected. At December 31, 2003, we had $105.5 million in loans that were determined to be delinquent and $58.3 million which were determined to be non-performing and for which interest accruals had ceased. Of this $58.3 million, $55.2 million, or 94.7%, pertained to single-family mortgage loans. The following table displays delinquent loans as of December 31, (in thousands):

Days Delinquent	2003	2002
30	$ 32,215	$ 51,096
60	14,920	14,816
90	58,334	68,032
Total	$105,469	$133,944

Repossessed Assets. Real property that we acquire as a result of foreclosure proceedings is classified as "real estate owned" until it is sold. Our Foreclosure Committee decides whether to rehabilitate the property or sell it "as is," and whether to list the property with a broker, sell the property directly to a third party, or sell it at auction. Generally, we are able to dispose of a substantial portion of this type of real estate and other repossessed assets during each year, but we invariably acquire additional real estate and other assets through repossession in the ordinary course of business. At December 31, 2003, we had $36.8 million of repossessed assets.

Allowance for Loan Losses. The Company maintains an allowance against future losses inherent in the current investment loan portfolio. That loss allowance stands at $36.0 million at December 31, 2003. The allowance for loan losses at December 31, 2003 was recorded at a level based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, the amount of historical charge offs and anticipated loss experience on such types of loans, and the current and near-term projected economic conditions. There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the allowance, or that subsequent evaluation of the loan portfolio, in light of the factors then-prevailing, including economic conditions, the credit quality of the assets comprising the portfolio, will not require increases in the allowance for loan losses.

Secondary Marketing Reserve. The Company maintains a reserve against future losses created by the repurchase of mortgage loans previously sold to the secondary market. That loss reserve totals $10.2 million at December 31, 2003. The reserve is recorded at a level based upon management's analysis of the potential for repurchase of loans sold during the prior sixty-month period. There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the reserve, or that subsequent evaluation, in light of the factors then-prevailing, will not require increases to the reserve.

SOURCES OF FUNDS

We have deposits of $5.7 billion at December 31, 2003. These deposits represent the principal funding source for our lending and investing activities. We also derive funds from operations, loan principal payments, loan sales, advances from the FHLB, money held in escrow, and the capital markets.

DEPOSIT ACTIVITIES. We have developed a variety of deposit products ranging in maturity from demand-type accounts to certificates with maturities of up to 10 years, and savings accounts and money market accounts. We primarily rely upon our network of banking centers, their strategic location, the quality and efficiency of our customer service, and our pricing policies to attract deposits.

The following table sets forth information relating to the Company's total deposit flows for each of the years indicated:

	For the years ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands)				
Beginning deposits	$4,373,889	$3,608,103	$3,407,965	$2,260,963	$1,923,370
Interest credited	138,625	126,977	191,595	179,488	112,493
Net deposit increase	1,167,653	638,809	8,543	967,514	225,100
Total deposits at the end of the year	$5,680,167	$4,373,889	$3,608,103	$3,407,965	$2,260,963

BORROWINGS. The FHLB provides credit for savings institutions and other member financial institutions. We are currently authorized through a board resolution to apply for advances from the FHLB using our mortgage loans as collateral. The FHLB generally permits advances up to 50% of a company's "adjusted assets", which are defined as assets reduced by outstanding advances. At December 31, 2003, our advances from the FHLB totaled $3.2 billion, or 44.3% of adjusted assets.

LOAN PRINCIPAL PAYMENTS. In our capacity as an investor in loans, we derive funds from the repayment of principal on the loans we hold in portfolio. Payments totaled $4.6 billion during 2003, an increase of $1.9 billion, or 70.4%, when compared with the $2.7 billion received in 2002. This large amount of principal repayments was attributable to the continued low interest rate environment for the past two years.

LOAN SALES. As part of our home lending operation, we originate loans and then sell those loans to other investors. Sales of mortgage loans totaled $51.9 billion, or 92.1% of originations in 2003, compared to $40.5 billion, or 93.8% of originations, in 2002. The sales recorded during 2003 were higher than in 2002 because of the higher origination volume in 2003.

MONEY HELD IN ESCROW. As a servicer of mortgage loans, we hold funds in escrow for investors, various insurance entities, or for the government taxing authorities. Amounts held in escrow decreased from $743.4 million at December 31, 2002, to $653.7 million at December 31, 2003. Although funds held in escrow decreased, the amount of total residential mortgage loans we serviced increased from $35.4 billion at December 31, 2002, to $42.0 billion at December 31, 2003. This decrease is the result of timing differences of when funds are transferred to the various investors, insurance entities, and the government taxing authorities.

CAPITAL MARKETS. Through December 31, 2003, we have completed three public offerings and three private debt offerings. These offerings provided funds that increased the regulatory capital of the Bank.

SUBSIDIARY ACTIVITIES

We conduct business through a number of wholly-owned subsidiaries in addition to the Bank. Our additional subsidiaries include Douglas Insurance Agency, Inc. ("DIA"), Flagstar Commercial Corporation ("FCC"), Flagstar Credit Corporation ("Credit"), Flagstar Trust ("Trust"), Flagstar Title Insurance Agency, Inc. ("Title"), Flagstar Statutory Trust II ("Trust II"), Flagstar Statutory Trust III ("Trust III"), Flagstar Statutory Trust IV ("Trust IV") and Flagstar Investment Group, Inc. ("Investment"). DIA acts as an agent for life insurance and property and casualty insurance companies. Credit participates in mortgage reinsurance agreements with various private mortgage insurance companies. FCC and Investment are inactive. Trust II is a Connecticut statutory trust that issued $25 million of trust preferred securities in a privately placed transaction completed in December 2002. Trust III and Trust IV are Delaware statutory trusts that each issued $25 million of trust preferred securities in privately placed transactions in February 2003 and March 2003, respectively. Title is a real estate title insurance agency that operates primarily in the state of Michigan.

Trust is a Delaware trust whose common stock is owned solely by the Company and in 1999 sold 2.99 million shares of trust preferred securities to the general public in an initial public offering. On January 21, 2004, we notified the public in a press release that we would redeem all of the preferred securities on April 30, 2004.

The Bank, our primary subsidiary, is a federally chartered, stock savings bank headquartered in Troy, Michigan. The Bank owns four subsidiaries: FSSB Mortgage Corporation ("Mortgage"), Flagstar Intermediate Holding Company ("Holding"), Mid-Michigan Service Corporation ("Mid-Michigan"), and SSB Funding Corporation ("Funding"). Mortgage, Mid-Michigan, and Funding are currently inactive subsidiaries. Holding is the parent of Flagstar LLC ("LLC").

Flagstar Capital was a subsidiary of Holding and had issued publicly-owned preferred stock (NYSE: FBC-P) and was a real estate investment trust whose common stock was owned solely by Holding. On June 30, 2003, we redeemed all of the preferred stock and Flagstar Capital was dissolved shortly thereafter.

LEGISLATIVE, LEGAL AND REGULATORY DEVELOPMENTS

The thrift industry is generally subject to extensive regulatory oversight. The Company, as a publicly held savings and loan holding company, and the Bank, as a federally chartered stock savings bank with deposits insured by the FDIC, are subject to a number of laws and regulations. Many of these laws and regulations have undergone significant change in recent years. These laws and regulations impose restrictions on activities, minimum capital requirements, lending and deposit restrictions and numerous other requirements. Future changes to these laws and regulations, and other new financial services laws and regulations, are likely and cannot be predicted with certainty. Future legislative or regulatory change, or changes in enforcement practices or court rulings, may have a dramatic and potentially adverse impact on the Company, the Bank, and the other subsidiaries.

Sarbanes-Oxley Act. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "S-O Act") implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards, and will be funded by fees from all publicly traded companies, the law restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence,

LEGISLATIVE, LEGAL AND REGULATORY DEVELOPMENTS (continued)

certain permitted non-audit services being provided to an audit client will require preapproval by a company's audit committee members. In addition, the audit partners must be rotated. Chief executive officers and chief financial officers, or their equivalent, are required to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the S-O Act, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself. Longer prison terms and increased penalties will be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods, and loans to company executives are restricted.

The S-O Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with a company's "registered public accounting firm." Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is an "audit committee financial expert" and if not, why not. Under the S-O Act, a "registered public accounting firm" is prohibited from performing statutorily mandated audit services for a company if such company's chief executive officer, chief financial officer, comptroller, chief accounting officer, or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The S-O Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the audit of a company's financial statements for the purpose of rendering the financial statement's materially misleading.

The board is determined to continue a corporate governance structure that meets or exceeds the requirements of the Sarbanes-Oxley Act.

NYSE. Also during 2003, the New York Stock Exchange (the "NYSE") adopted numerous corporate governance rules intended to address a heightened public perception of shortcomings in corporate accountability among public companies generally. These rules, affect the Company because its common stock is listed on the NYSE under the symbol "FBC." These rules include ensuring that a majority of a board of directors are independent of management, establishing and publishing a code of conduct for directors and officers and requiring stockholder approval of all new stock option plans and all modifications. The Company will need to be in compliance with these new rules as of the date of its 2004 annual meeting of shareholders.

USA Patriot Act. The President of the United States signed the USA PATRIOT Act into law on October 26, 2002. The USA PATRIOT Act establishes a wide variety of new and enhanced ways of combating international terrorism. The provisions that affect national banks (and other financial institutions) most directly are contained in Title III of the act. In general, Title III amends current law — primarily the Bank Secrecy Act — to provide the Secretary of Treasury ("Treasury") and other departments and agencies

LEGISLATIVE, LEGAL AND REGULATORY DEVELOPMENTS (continued)

of the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes.

Among other things, the USA PATRIOT Act prohibits financial institutions from doing business with foreign "shell" banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions will have to follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted. These and other provisions of the USA PATRIOT Act became effective at varying times and the Treasury and various federal banking agencies are responsible for issuing regulations to implement the new law."

COMPETITION

Based on total assets at December 31, 2003, we are the largest savings institution headquartered in Michigan. We face substantial competition in attracting deposits at our banking centers. Our most direct competition for deposits has historically come from other savings institutions, commercial banks and credit unions. Money market funds and full-service securities brokerage firms also provide competition in this area. The primary factors in competing for deposits are the rates offered, the quality of service, the hours of service, and the location of banking centers.

Our competition for lending products comes principally from other savings institutions, commercial banks, mortgage companies, and other lenders. The primary factors in competing are the rates and fees charged, the efficiency and speed of the service provided, and the quality of the services provided.

PERSONNEL

At December 31, 2003, we had 3,512 full-time equivalent employees. The employees are not represented by a collective bargaining unit. We provide our employees with a comprehensive program of benefits, some of which are on a contributory basis, including comprehensive medical and dental plans, life insurance, disability insurance, a deferred compensation plan, and a 401K savings and investment plan. We consider our employee relations to be excellent.

ITEM 1. BUSINESS (continued)

EXECUTIVE OFFICERS

Name and Age	Position(s) Held in 2003
Thomas J. Hammond, 60	Chairman of the Board of the Company and the Bank
Mark T. Hammond, 38	Chief Executive Officer and President of the Company and the Bank
Michael W. Carrie, 49	Executive Director, Treasurer, and Chief Financial Officer of the Company and the Bank
Kirstin Hammond, 38	Executive Director of the Company and the Bank
Robert O. Rondeau, Jr., 38	Executive Director of the Company and the Bank

Thomas J. Hammond has served as Chairman of the Board of the Company since its formation in 1993 and the Bank since its formation in 1987. On January 1, 2002, Mr. Hammond stepped down from his position as Chief Executive Officer. Mr. Hammond is the founder of the Bank.

Mark T. Hammond has served as President of the Company since 1997 and of the Bank since 1995. He has been employed by the Bank since 1987. On January 1, 2002, Mr. Hammond assumed the position of Chief Executive Officer. Mr. Hammond is the son of Thomas J. Hammond, the Chairman of the Board.

Michael W. Carrie has served as an Executive Director of the Company and the Bank since 2003, an Executive Vice President of the Company and the Bank since 1995, Chief Financial Officer of the Company and the Bank since 1993, and Treasurer of the Company since 1993 and the Bank since 2002.

Kirstin Hammond has served as an Executive Director of the Company and the Bank since 2003, an Executive Vice President of the Bank since 1999 and of the Company since 2002 and has been employed by the Bank since 1991. Mrs. Hammond is the wife of Mark T. Hammond, the President and Chief Executive Officer, and the daughter-in-law of Thomas J. Hammond, the Chairman of the Board.

Robert O. Rondeau, Jr. has served as an Executive Director of the Company and the Bank since 2003, an Executive Vice President of the Bank since 1999 and of the Company since 2002 and as an employee of the Bank since 1996. Mr. Rondeau is the son-in-law of Thomas J. Hammond, the Chairman of the Board.

Additional information

We will make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act free of charge through our internet website at http://www.flagstar.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Copies of our (i) Corporate Governance Guidelines, (ii) charters for the Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee and (iii) Code of Business Conduct and Ethics are available at *www.flagstar.com.* Copies will also be provided to any stockholder upon written request to Flagstar Bancorp, Inc., Investor Relations, 5151 Corporate Drive, Troy, MI 48098. None of the information posted on our website is incorporated by reference into this Form 10K. The Company will have this information available by the date of its 2004 annual meeting of shareholders.

ITEM 2. PROPERTIES

We operate from 99 banking centers and 128 home lending centers in 25 states. We also maintain 14 wholesale lending offices. We own the buildings and land for 32 of our offices, own the building but lease the land for one of our offices, and lease the remaining 208 offices. The buildings with leases have lease expiration dates ranging from 2004 to 2017. At December 31, 2003, the total net book value of all of our offices and land was approximately $104.7 million.

Our national headquarters facility and executive offices are located in Troy, Michigan. Substantially all of the operational support departments related to the home lending operation are housed in this facility. The majority of the staff that supports the banking operation is housed at our owned facility in Jackson, Michigan.

We utilize a highly sophisticated server-based data processing system. At December 31, 2003, the net book value of our computer related equipment (including both hardware and software) was approximately $65.5 million.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are parties to various legal proceedings incident to our business. At December 31, 2003, there were no legal proceedings that we anticipate would have a material adverse effect on the Company. See Note 18 of the Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No items were submitted during the fourth quarter of the year covered by this report for inclusion to be voted on by security holders through a solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

Our common stock began trading on the New York Stock Exchange in July 2001. The trading symbol is *FBC*. Prior to July 2001, the common stock traded on the Nasdaq Stock Market under the symbol: *FLGS*. At March 1, 2004, there were 60,730,466 shares of our common stock outstanding.

QUARTERLY STOCK PRICE/DIVIDEND INFORMATION

The following table summarizes the Company's common stock price and dividend activity for:

Period Ending	Highest Closing Price(2)	Lowest Closing Price(2)	Closing Price(2)	Price/ Earnings Ratio(1)	Dividends Declared in the Period
December 2003	$24.80	$21.01	$21.42	5.0x	$0.150
September 2003	26.41	19.14	22.95	4.7x	0.150
June 2003	24.71	13.23	24.45	5.7x	0.100
March 2003	13.38	11.00	13.19	4.7x	0.050
December 2002	10.98	8.68	10.80	5.2x	0.080
September 2002	11.95	9.25	10.35	5.0x	0.030
June 2002	12.87	8.13	11.55	6.7x	0.027
March 2002	7.87	6.37	7.76	4.8x	0.023
December 2001	8.04	6.42	6.71	7.8x	0.023

(1) Based on most recent 12 month earnings per share and end-of-period stock prices.

(2) The market quotations reflect inter-dealer prices, without retail markup, mark down or commission and may not necessarily represent actual transactions.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to securities to be issued under the Company's equity compensation plans as of December 31, 2003 that have been approved by stockholders.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
1997 Stock Option Plan	5,425,870	$7.87	181,070
2000 Incentive Stock Plan	—	—	611,575
Total	5,425,870	$7.87	792,645

Information regarding security ownership of certain beneficial owners and management appearing under "Stock Options" in the 2004 Proxy Statement is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the years ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Summary of Consolidated Statements of Earnings:					
Interest income	$ 511,185	$ 450,112	$ 438,771	$ 381,635	$ 238,670
Interest expense	308,483	263,880	325,041	290,127	173,732
Net interest income	202,702	186,232	113,730	91,508	64,938
Provisions for losses	20,081	27,126	25,572	5,802	5,184
Net interest income after provisions for losses	182,621	159,106	88,158	85,706	59,754
Other income	457,761	234,421	205,419	60,580	79,868
Operating and administrative expenses	249,275	222,274	164,710	100,992	80,429
Earnings before income tax provision	391,107	171,253	128,867	45,294	59,193
Provision for income taxes	136,755	60,626	45,927	16,360	20,772
Earnings before a change in accounting principle	254,352	110,627	82,940	28,934	38,421
Cumulative effect of a change in accounting principle	—	18,716	—	—	—
Net earnings	$ 254,352	$ 129,343	$ 82,940	$ 28,934	$ 38,421
Earnings per share before a change in accounting principle					
Basic	$4.25	$1.90	$1.50	$0.53	$0.63
Diluted	$3.99	$1.79	$1.39	$0.53	$0.61
Earnings per share from cumulative effect of a change in accounting principle					
Basic	—	$0.32	—	—	—
Diluted	—	$0.30	—	—	—
Net earnings per share — basic	$4.25	$2.22	$1.50	$0.53	$0.63
Net earnings per share — diluted	$3.99	$2.09	$1.39	$0.53	$0.61
Dividends per common share	$0.50	$0.12	$0.09	$0.09	$0.08
Summary of Consolidated Statements of Financial Condition:					
Total assets	$10,570,193	$ 8,212,786	$ 6,636,797	$5,772,623	$ 4,316,201
Loans receivable	9,599,803	7,287,338	5,911,875	5,242,140	3,824,752
Mortgage servicing rights	260,128	230,756	168,469	106,425	131,831
Total deposits	5,680,167	4,373,889	3,608,103	3,407,965	2,260,963
FHLB advances	3,246,000	2,222,000	1,970,505	1,733,345	1,477,000
Stockholders' equity	654,683	418,946	291,488	196,830	185,714
Other Financial and Statistical Data:					
Tangible capital ratio	7.44%	6.73%	6.13%	5.31%	6.76%
Core capital ratio	7.44%	6.73%	6.13%	5.32%	6.80%
Total risk-based capital ratio	13.47%	12.01%	11.44%	10.30%	13.16%
Equity-to-assets ratio (at the end of the period)	6.19%	5.10%	4.39%	3.41%	4.30%
Equity-to-assets ratio (average for the period)	5.30%	5.09%	3.75%	3.62%	4.69%
Book value per share	$10.79	$7.08	$5.08	$3.68	$3.21
Shares outstanding	60,675	59,190	57,420	53,530	58,010
Average shares outstanding	59,811	58,350	55,446	54,690	61,016
Mortgage loans originated or purchased	$56,378,151	$43,192,312	$32,996,998	$9,865,152	$14,550,258
Mortgage loans sold	51,922,757	40,495,894	30,879,271	7,982,200	12,854,514
Mortgage loans serviced for others	30,395,079	21,586,797	14,222,802	6,644,482	9,519,926
Capitalized value of mortgage servicing rights	0.86%	1.07%	1.18%	1.60%	1.38%
Interest rate spread	2.00%	2.74%	1.82%	1.76%	1.85%
Net interest margin	2.21%	2.87%	1.94%	1.91%	2.02%
Return on average assets	2.52%	1.79%	1.31%	0.56%	1.05%
Return on average equity	47.58%	37.14%	34.98%	15.47%	21.37%
Efficiency ratio	37.7%	52.8%	51.6%	66.4%	55.5%
Net charge off ratio	0.35%	0.50%	0.40%	0.20%	0.22%
Ratio of allowance to investment loans	0.53%	0.95%	0.88%	0.38%	0.95%
Ratio of non-performing assets to total assets	1.01%	1.50%	1.89%	1.47%	1.43%
Ratio of allowance to non-performing loans	61.7%	55.5%	33.8%	24.6%	43.7%
Number of banking centers	99	87	71	52	35
Number of home loan centers	128	92	69	42	38
Number of wholesale offices	14	14	15	15	16

Note — All per share data has been restated for the 2 for 1 stock split on May 15, 2003 and for the 3 for 2 stock splits completed on May 31, 2002 and July 13, 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PROFILE AND INTRODUCTION

Flagstar Bancorp ("Flagstar" or the "Company") is a Michigan-based thrift holding company founded in 1993. Our stock is traded on the New York Stock Exchange under the symbol "FBC". Our primary subsidiary is Flagstar Bank, fsb (the "Bank") a federally chartered stock savings bank.

We report our financial condition and net earnings on a consolidated basis but report segmented operating results for both our banking group and our home lending group. Each operation is linked to one another in many aspects of their respective businesses but is indeed separate.

Our banking group ("BG") collects deposits from the general public and local government agencies at 99 banking centers located throughout southern Michigan and Indiana. We also collect certificates of deposit through secondary market offerings and solicit business through our Internet branch located at *www.flagstar.com*. We also acquire advances from the Federal Home Loan Bank of Indianapolis. We invest these funds in a variety of consumer and commercial loan products offered to the general public.

Our primary investment vehicle is single-family mortgage loans originated or acquired by our Home Lending Group ("HLG").

The HLG acquires single-family mortgage loans on a wholesale basis nationally. We also originate single-family loans on a retail basis from 128 offices in 25 states. We also have mortgage loan personnel in 22 banking centers located in Michigan. Our wholesale division operates from 14 regional offices across the country. In order to originate or acquire these loans, the HLG utilizes funds provided by the BG. We sell the majority of the loans we produce in the secondary market on a whole loan basis or by securitizing the loans into mortgage-backed securities. Mortgage-backed securities are issued through FNMA, FHLMC, and GNMA. We sell primarily conforming originations on a servicing-retained basis and generally sell the mortgage servicing rights in a separate secondary market transaction.

We began our corporate existence as a bank in 1987 with a $3.0 million balance sheet and one banking center. Our roots come from our core operation that was once a mid-sized regional mortgage banking company. In mid-1994, we acquired Security Savings Bank, an eight branch savings bank headquartered in Jackson, Michigan. Since that acquisition, we have been focused on growing our banking operation. The revenue stream created by a banking operation was sought to counter the cyclical operating results of our home lending operation.

Today, our assets total $10.6 billion. During 2003, our BG contributed 25% of net earnings and provided an approximate return on allocated equity of 21.22%. This achievement was overshadowed by the 75% contribution by the mortgage group. The HLG returned 73.01% return on allocated equity. The overall return by the Company equaled a 47.6% return on average equity and a 2.52% return on average assets. During 2003, the Company increased its asset base 29%, its deposit portfolio by 30%, its banking center locations by 13%, its home loan centers 39%, and its total equity position by 56%. Our goal over the next five years is to double the number of our banking centers and home lending centers and to continue to increase our market share within the markets we serve.

PROFILE AND INTRODUCTION (continued)

Toward this goal, during 2004, we expect to expand the banking center network by adding 25 new banking centers and we project the amount of new home loan centers will expand by 64. This large expansion will allow us to continue to grow our deposit base and our loan originations.

Our ability to sustain this rate of growth on a long-term basis is dependent upon a number of factors, some of which are beyond our control. For instance, our record growth in earnings in 2002 and 2003 was due to a significant increase in our loan sale activity. These loan sales were the result of the unusually low mortgage rate environment in the United States during the period. Any sudden or prolonged increase in these rates will reduce our income from these sales. Primarily because of interest rate movements, for instance, our loan sale income fluctuated, from $17.2 million in 2000 to $191.7 million in 2001, $192.6 million in 2002, and $357.3 million in 2003. In turn, our return on equity was affected, improving from 15.47% in 2000 to 34.98% in 2001, increasing again to 37.14% in 2002 and increasing again to 47.58% in 2003.

Further, our operating and administrative expenses increased in 2002 and 2003 to support the increase in loan sale activity. While this has allowed us to develop and maintain an efficient wholesale loan operation intended to handle a large volume of loans, our ability to increase operational efficiency will become limited over time. Our efficiency ratio (the percentage of each dollar of revenue that is paid in expenses) was 66.4% in 2000, improving to 51.6% in 2001 and then worsening to 52.8% in 2002. It has since improved to 37.7% for the year ended December 31, 2003. If the volume of loans declines and we do not correspondingly reduce our operating and administrative expenses in a prompt manner, we will suffer a reduction in net income.

RESULTS OF OPERATIONS

During 2003, Flagstar enjoyed its most profitable year ever. During the year corporate records were set for every category of growth, earnings, and loan production. The Company, for the third year in a row was the most profitable publicly traded financial institution with a market capitalization over $1.0 billion, from a return on average equity perspective. The Company's return on average equity was 47.6%, 37.1% and 35.0% for the years ended December 31, 2003, 2002 and 2001, respectively.

Flagstar's net earnings totaled $254.4 million ($3.99 per share — diluted) for the year ended December 31, 2003, compared to $129.3 million ($2.09 per share — diluted) in 2002, and $82.9 million ($1.39 per share — diluted) in 2001. The 2003 earnings constituted a 96.8% increase in profitability versus 2002.

The primary reason for these exceptional results were the amount of mortgage loan originations and subsequent loan sales completed during both periods. Gains on the sale of mortgage loans accounted for 54.1% and 45.8% of revenues during 2003 and 2002, respectively. Both origination volumes constituted corporate records. The origination levels were a product of the interest rate environment experienced during both periods. The lower interest rate environment prevalent during 2002 and 2003 is not expected to continue. In 2004, earnings are expected to decrease as much as 40%, according to the earnings guidance previously announced by the Company. The expected reduction is based on the assumption that interest rates will rise during 2004.

In the fourth quarter of 2003, loan originations dropped 51.3% from $16.0 billion in the third quarter to $7.8 billion. In conjunction with this slowdown the Company undertook a right-sizing of its HLG back room

RESULTS OF OPERATIONS (continued)

support operations. This restructuring of the operation staff resulted in the removal of over 700 temporary, contract, seasonal, and full-time staff members. The Company does not intend to adjust its staff any further.

In 2003, the Company also recorded a record amount of net interest income. This achievement was the product of the 30.7% increase in the earning asset portfolio. In 2004, the Company expects to expand its earning asset portfolio an additional 30%. Although this growth will come from the origination of intermediate adjustable-rate mortgages and other consumer and commercial loan products, there is no guarantee that a sufficient amount of loan product will be available at yields and durations that will satisfy the Company's asset and liability strategy. This growth in the investment loan portfolio will allow management to continue to grow the net interest income of the Company. This projected growth is expected to generate approximately $22.0 million of net revenue, an increase of approximately $0.22 per share-diluted. Management believes the funding for this expansion will come from an expansion of each of the Company's main funding sources. There is no guarantee that management will be able to garner the needed duration specific liabilities.

At December 31, 2003, the Company's loans serviced for others portfolio was at an all-time high of $30.4 billion. This portfolio is expected to produce positive results during 2004. In 2003, the loans serviced for others portfolio generated a net loss of $18.6 million. During the fourth quarter, the portfolio accounted for $12.5 million in net revenues. During 2004, this MSR portfolio is projected to generate over $50.5 million of net revenue, a turn-around of approximately $0.70 per share-diluted. At December 31, 2003, the MSR portfolio had a fair value $150.5 million greater than its current book value. As interest rates rise, the fair value of this portfolio increases. Over the past five years, the Company has sold 75% of the MSRs it has originated. A sale of any of this portfolio will decrease the recurring earnings attainable in the future, but will create a net gain from the sale.

SEGMENT REPORTING

The Company's operations are broken down into two business segments: home lending and banking. Each business operates under the same banking charter, but is reported on a segmented basis for this report. Each of the business lines is complementary to each other. The banking operation includes the gathering of deposits and investing those deposits in duration-matched assets primarily originated by the home lending operation. The banking group holds these loans in the investment portfolio in order to earn spread income. On the other hand, the home lending operation involves the origination, packaging, and sale of mortgage loans in order to receive transaction income. The lending operation also services mortgage loans for others and sells MSRs into the secondary market. Funding for the lending operation is provided by deposits and borrowings garnered by the banking group.

BANKING OPERATIONS

The Company provides a full range of banking services to consumers and small businesses in southern Michigan and Indiana. The Company operated a network of 99 banking centers at December 31, 2003. Throughout 2003, the Company has focused on expanding its banking center network in these markets in order to increase its access to depositors. At June 30, 2003, the Company maintained a 4% market share in the state of Michigan and a 2% deposit share in the state of Indiana. The banking operation also provides banking services to the Company's home loan customers in both Michigan and Indiana.

In each successive period the banking operation has expanded its deposit portfolio and banking centers. Each new banking center has been opened on a de novo basis since 1994. The result has been that each year revenues and expenses related to this operation have increased. During 2003 and 2002, revenues increased 33.1% and 65.1%, respectively, while pre-tax earnings increased 18.0% in 2003 and 104.3% in 2002, respectively. Additionally, identifiable assets increased 79.2% in 2003 and increased 44.8% in 2002, respectively.

The primary reason for the increases in revenue is the corresponding increases in the amount of earning assets funded by retail deposits. This increase is tied to the expansion of the banking center network. Further expansion of the deposit banking center network is planned. During 2002 and 2003, the Company opened 16 and 12 banking centers, respectively. During 2004, the Company has plans to open an additional 25 banking centers.

We do not expect that we will have an immediate increase in retail deposits by opening new facilities. Nonetheless, we believe that the growth in deposits will occur over time, with FHLB advances, municipal and wholesale funds providing sufficient operational funding in the interim.

At December 31, 2003, the Company operated 36 banking centers in metropolitan Detroit. These banking centers had average deposits of $41.4 million. These facilities have an average maturation of 31 months. Eight of these facilities are part of our in-store program. During 2004, the Company plans to open 14 facilities in this market. There are no in-store banking centers planned in this market.

At December 31, 2003, the Company operated 8 banking centers in metropolitan Indianapolis. These banking centers had average deposits of $17.2 million. These facilities have an average maturation of 30 months. Six of these facilities are part of our in-store program. During 2004, the Company plans to open 3 new facilities in this market. There are no in-store banking centers planned in this market.

The 16 banking centers in Indiana were all opened within the past four years.

At December 31, 2003, the Company operated 35 banking centers under its in-store program. Thirty-two of these banking centers are located in Wal-Mart superstores. While 14 of the in-store banking centers were located in Indiana, 21 were located in Michigan communities. The Company expects to open two more Wal-Mart facilities in 2004. The in-store banking centers had an average deposit portfolio of only $16.3 million compared with the remainder of the banking centers which had average deposits of $48.5 million. The largest in-store branch had a deposit portfolio of $47.4 million. The eight in-store banking centers in the Detroit metropolitan area had average deposits of $18.8 million while, the six in-store banking centers in the metropolitan Indianapolis marketplace had average deposits of $19.9 million. Of the 35 banking centers, 11 banking centers had deposits of less than $10.0 million. The average age of the in-store banking centers was 34 months at December 31, 2003.

Each of the in-store banking centers offer the same products and services to our customers as are available at our free-standing banking centers without any significant difference in operating costs. By relying upon

BANKING OPERATIONS (continued)

in-store banking centers to expand our retail banking center network, we avoid the significant building costs of free-standing banking centers while obtaining marketing exposure in a high customer traffic area. The customers using our in-store banking centers are substantially the same as the customers using our free-standing banking centers.

Forty-seven of the Company's banking centers were opened within the past three years.

Despite the Company's growing banking operation and the large number of banking centers that are not mature, the banking operation was responsible for 31.6% of revenues and 25.7% of pre-tax earnings in 2003. During the fourth quarter, the banking operation was responsible for 44.3% of revenues and 53.8% of pre-tax earnings. During 2002, the banking operation was responsible for 37.2% of revenues and 49.7% of pre-tax earnings. The banking operation's identifiable assets averaged 70% of the Company's total assets during 2003 and 2002. During 2003, the return on average attributable assets and average attributable equity was 0.85% and 21.22%, respectively.

HOME LENDING OPERATIONS

The home lending operation provides a much more volatile source of earnings. This operation, for the most part, is reliant on the prevailing interest rate environment, which is outside the Company's control. The Company has continued to expand its operations which is evident when one views the level of purchased money mortgage originations made in each successive year.

The following table shows in each successive year the amount (in thousands) and percentage of both refinance and purchase money mortgages originated during each respective year:

Year	Originated	Purchase	%	Refinance	%
2003	$56,378,151	$7,272,308	12.9	$49,105,843	87.1
2002	43,192,313	8,034,177	18.6	35,158,136	81.4
2001	32,996,998	7,130,161	21.6	25,866,837	78.4
2000	9,865,152	6,098,252	61.8	3,766,900	38.2
1999	14,550,258	6,178,246	42.5	8,372,012	57.5
1998	18,852,884	5,442,767	28.9	13,410,117	71.1
1997	7,873,099	4,079,583	51.8	3,793,516	48.2
1996	6,791,665	3,714,333	54.7	3,077,332	45.3

Flagstar's home lending activity consists primarily of the origination or purchase of mortgage loans from the originating lender. Flagstar conducts the wholesale portion of its home lending operation through a network of correspondent lenders consisting of banks, thrifts, mortgage companies, and mortgage brokers. This mortgage banking network conducts home lending operations nationwide. The Company also originates a significant amount of mortgage loans on a retail basis. These mortgage loans, the majority of which are subsequently sold in the secondary mortgage market, conform to the underwriting standards of FNMA, FHLMC, or GNMA.

HOME LENDING OPERATIONS (continued)

The home lending operation was responsible for 68.4% of revenues and 74.3% of pre-tax earnings in 2003. During 2002, the home lending operation produced 50.3% of the pre-tax earnings of the Company. The home lending operation's identifiable assets averaged 30% of the Company's total assets during 2003 and 2002.

The home lending operation also involves the servicing of mortgage loans for others and the sale of MSRs into the secondary market. During 2003, the Company serviced a portfolio of mortgage loans that averaged $26.4 billion. The portfolio generated revenue of $104.4 million. This revenue stream was offset by the amortization of $123.0 million in previously capitalized value. During a period of falling or low interest rates, the Company must increase the amortization of the capitalized value of the portfolio because of payoffs and refinances.

The earnings volatility inherent in the home lending operation is apparent in the revenues and pre-tax earnings of the operation shown below. The results show that during 2003 and 2002, revenues increased 70.5% and 18.2%, respectively, while pre-tax earnings increased 233.4% and decreased 1.2%, respectively. During 2003, return on average attributable assets and average attributable equity was 4.14% and 73.01%, respectively. In periods of low or falling interest rates the Company will increase the amount of loan originations and subsequent sale revenue but will also increase the amount of amortization on the capitalized servicing asset. In a rising or higher interest rate, loan originations and sales will slow and the amount of amortization of the MSR asset will also slow. The net increase in the amount of net servicing revenue will not offset the amount of lost revenue from loans sales.

The future revenue, earnings, and profitability of this operation are fully dependent on production volumes, servicing portfolio balances, and the interest rate environment.

HOME LENDING OPERATIONS (continued)

The following tables present certain financial information concerning the results of operations of Flagstar's banking and home lending operations. See Note 24 of the Notes to the Consolidated Financial Statements, in Item 8. Financial Statements and Supplementary Data, herein.

Banking Operations

	At or for the years ended December 31,		
	2003	2002	2001
	(In thousands)		
Revenues	$ 208,579	$ 156,660	$ 94,900
Earnings before taxes	100,447	85,130	41,669
Identifiable assets	8,466,397	4,725,609	3,264,606

Home Lending Operations

	At or for the years ended December 31,		
	2003	2002	2001
	(In thousands)		
Revenues	$ 451,884	$ 265,043	$ 224,248
Earnings before taxes	290,660	86,123	87,198
Identifiable assets	3,353,796	4,117,393	4,034,033

NET INTEREST INCOME

During each of the last three years, there has been an increased level of revenue attributable to net interest income. The level of net interest income reported by the Company is impacted primarily by the volume of average earning assets, the rate paid to acquire the required funding for those earning assets, and the general level of interest rates.

At December 31, 2003, approximately $2.8 billion of the Company's earning assets are long-term mortgage loans it has originated and is currently preparing to sell. These mortgage loans are sold upon their conversion to a mortgage-backed security, usually within 90 days. These loans are being funded with short-term liabilities. Typically, there is a spread between the long-term rates associated with the mortgage loans and the short-term rates associated with the funding source. During 2003, the spread widened in the first half of the year but tightened as the year progressed. The spread between these mortgages and these short-term funds stood at approximately 4.00% at year-end. This arbitrage was the single largest asset that affected the Company's interest margin.

2003

During 2003, the Company recognized $202.7 million in net interest income, which represents an increase of 8.9% compared to the $186.2 million reported in 2002. Net interest income represented 30.6% of the Company's total revenue in 2003 as compared to 44.1% in 2002. The increase in 2003 was mainly driven by the $2.7 billion, or 41.5%, increase in average earning assets.

During 2003, the interest rate margin decreased to 2.21%, from 2.87%. The yield earned on the Company's earning assets decreased from 6.93% during 2002 to 5.58% in 2003, a 1.35% decrease that was greater than the related decrease in the cost of interest-bearing liabilities. The cost of interest-bearing liabilities decreased from 4.19% in 2002 to 3.58% during 2003.

2002

The 2002 total of $186.2 million in net interest income represented an increase of 63.7% when compared to the $113.7 million reported in 2001 and totaled 44.1% of 2002 revenue. The 2002 increase was primarily attributable to a $636.5 million increase in average earning assets.

During 2002, the interest rate margin increased to 2.87%, from 1.94%. The yield earned on the Company's earning assets decreased from 7.49% during 2001 to 6.93% in 2002, but was offset by a decrease in the cost of interest-bearing liabilities from 5.67% in 2001 to 4.19%.

2001

The 2001 total of $113.7 million in net interest income represented an increase of 24.3% when compared to the $91.5 million reported in 2000 and totaled 34.8% of 2001 revenue. The 2001 increase was primarily attributable to a $1.1 billion increase in average earning assets.

During 2001, the interest rate margin was 1.94%. The yield earned on the Company's earning assets decreased from 7.97% during 2000 to 7.49% in 2001, and was offset by a decrease in the cost of interest-bearing liabilities from 6.21% in 2001 to 5.67%.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

AVERAGE YIELDS EARNED AND RATES PAID

The following table presents interest income from average earning assets, expressed in dollars and yields, and interest expense on average interest-bearing liabilities, expressed in dollars and rates. Interest income from earning assets includes the amortization of net premiums and the amortization of net deferred loan origination costs. Non-accruing loans were included in the average loan amounts outstanding.

	For the years ended December 31,								
	2003			2002			2001		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(In thousands)								
Interest-earning assets:									
Loans receivable, net	$ 8,688,840	$497,406	5.72%	$6,190,182	$439,819	7.11%	$5,639,266	$424,868	7.53%
FHLB stock	170,313	8,117	4.77	137,881	8,316	6.03	115,777	8,580	7.41
Other	309,084	5,662	1.83	165,204	1,977	1.20	101,747	5,323	5.23
Total	9,168,237	$511,185	5.58%	6,493,267	$450,112	6.93%	5,856,790	$438,771	7.49%
Other assets	921,163			727,423			458,767		
Total assets	$10,089,400			$7,220,690			$6,315,557		
Interest-bearing liabilities:									
Deposits	$ 5,310,614	$138,625	2.61%	$3,868,902	$126,977	3.28%	$3,449,462	$191,595	5.55%
FHLB advances	2,711,119	127,044	4.69	2,179,060	115,345	5.29	2,076,400	116,957	5.63
Other	613,635	42,814	6.98	250,322	21,558	8.61	202,633	16,489	8.14
Total interest-bearing liabilities	8,635,368	$308,483	3.58%	6,298,284	$263,880	4.19%	5,728,495	$325,041	5.67%
Other liabilities	919,406			574,171			349,933		
Stockholders equity	534,626			348,235			237,129		
Total liabilities and Stockholders equity	$10,089,400			$7,220,690			$6,315,557		
Net interest-earning assets	$ 532,869			$ 194,983			$ 128,295		
Net interest income		$202,702			$186,232			$113,730	
Interest rate spread			2.00%			2.74%			1.82%
Net interest margin			2.21%			2.87%			1.94%
Ratio of average interest-Earning assets to Interest-bearing liabilities			106%			103%			102%

RATE/VOLUME ANALYSIS

The following table presents the dollar amount of changes in interest income and interest expense for the components of earning assets and interest-bearing liabilities that are presented in the preceeding table. The table below distinguishes between the changes related to average outstanding balances (changes in volume while holding the initial rate constant) and the changes related to average interest rates (changes in average rates while holding the initial balance constant).

	For the years ended December 31,					
	2003 versus 2002 Increase (Decrease) Due To:			2002 versus 2001 Increase (Decrease) Due To:		
	Rate	Volume	Total	Rate	Volume	Total
	(In millions)					
EARNING ASSETS:						
Loans receivable, net	$(120.1)	$177.7	$57.6	$(26.0)	$41.0	$ 15.0
FHLB stock	(2.2)	2.0	(0.2)	(1.9)	1.6	(0.3)
Other	2.0	1.7	3.7	(6.6)	3.3	(3.3)
Total	$(120.3)	$181.4	$61.1	$(34.5)	$45.9	$ 11.4
INTEREST-BEARING LIABILITIES:						
Total deposits	$ (35.7)	$ 47.3	$11.6	$(87.8)	$23.2	$(64.6)
FHLB advances	(16.4)	28.1	11.7	(7.4)	5.7	(1.7)
Other	(10.0)	31.3	21.3	1.2	4.0	5.2
Total	$ (62.1)	$106.7	$44.6	$(94.0)	$32.9	$(61.1)
Change in net interest income	$ (58.2)	$ 74.7	$16.5	$ 59.5	$13.0	$ 72.5

PROVISION FOR LOAN LOSSES

During 2003, the Company recorded a provision for loan losses of $20.1 million. The provision was made to accommodate losses in the current portfolio. Net charge-offs in 2003 totaled $21.8 million compared to $17.1 million and $12.2 million in 2002 and 2001, respectively. Net charge-offs in 2003 totaled 0.35% of average investment loans compared to 0.50% and 0.40% in 2002 and 2001 respectively. During 2003, the entire provision was utilized to offset the increase in loan charge-offs, whereas in 2002 and 2001, $10.0 million and $13.4 million were allocated to increase the loan allowance.

During 2003, management reclassified the amount of losses attributable to loans repurchased from secondary market investors. These losses are due to breaches of a loan's representations and warranties issued in conjunction with previous loan sales to a separate category of loss. These losses are now being reported within the net gain on loan sales because such losses properly offset any gains related to loan sales activity in the HLG. Accordingly, the provision for loan losses now includes only increases for new loans deemed uncollectible. Prior year reporting has been adjusted to reflect this change.

NON-INTEREST INCOME

Flagstar's non-interest income totaled $457.8 million for the year ended December 31, 2003, compared to $234.4 million in 2002 and $205.4 million in 2001. The 2003 results constitute a 95.3% increase over 2002 and the 2002 results reflect an 14.1% increase from 2001. The major change from year-to-year is due to the increases in net gains on loan sales.

Loan Administration

The volatility in this revenue source is the result of the changes in the levels of prepayment-induced amortization recorded on the mortgage servicing rights portfolio ("MSR") and the changes in the average volume of loans serviced for others during the respective periods.

2003

The Company's loan servicing operation produced negative net fee income from the loans it serviced for others of $18.6 million for the year ended December 31, 2003.

During 2003, the volume of loans serviced for others averaged $26.4 billion, a 69.2% increase over the 2002 average servicing portfolio of $15.6 billion. During 2003, the Company recorded $104.4 million, or 39.5 basis points (0.395%), in fee revenue. The fee revenue recorded in 2003 was offset by $123.0 million of MSR amortization. During 2003, the amount of loan principal payments and payoffs received on serviced loans equaled $10.0 billion, a 203.0% increase over 2002's total of $3.3 billion.

2002

The Company's loan servicing operation produced negative net fee income from the loans it serviced for others of $4.3 million for the year ended December 31, 2002.

During 2002, the volume of loans serviced for others averaged $15.6 billion, a 79.3% increase over the 2001 average servicing portfolio of $8.7 billion. During 2002, the Company recorded $58.3 million, or 37.4 basis points (0.374%), in fee revenue. The fee revenue recorded in 2002 was offset by $62.6 million of MSR amortization. During 2002, the amount of loan principal payments and payoffs received on serviced loans equaled $3.3 billion, a 135.7% increase over 2001's total of $1.4 billion.

2001

The Company's loan servicing operation produced negative net fee income from the loans it serviced for others of $14.9 million for the year ended December 31, 2001.

During 2001, the volume of loans serviced for others averaged $8.7 billion, an 8.8% increase over the 2000 average servicing portfolio of $8.0 billion. During 2001, the Company recorded $30.6 million, or 35.1 basis points (0.351%), in fee revenue. The fee revenue recorded in 2001 was offset by $45.5 million of MSR amortization. During 2001, the amount of loan principal payments and payoffs received on serviced loans equaled $1.4 billion, a 75.0% increase over 2000's total of $0.8 billion.

Net Gain on Loan Sales

Unlike typical banking institutions, the gain on loan sales line item for the Company is the transaction fee income generated from the origination, securitization, and sale of loans completed by the home lending group.

The variance in the amount of gain-on-sale recognized is attributable to the volume of mortgage loans sold and the gain on sale spread achieved. The volatility in the gain on sale spread is attributable to market pricing, which changes with demand and the general level of interest rates. As the volume of acquirable loans increases in a lower or falling interest rate environment, the Company is able to pay less to acquire loans and is then able to achieve higher spreads on the eventual sale of the acquired loans. In contrast, when interest rates rise, the volume of acquirable loans lessens and the Company is forced to pay more in the acquisition phase, thus decreasing the net gain achievable.

Also included in loan sales is the recording of mark to market pricing adjustments required under FASB 133 and the recording of representation and warranty adjustments recorded by the Company for losses recorded on repurchased assets previously sold to the secondary market. At December 31, 2003, the Company had forward contracts to sell mortgage-backed securities of $3.7 billion and rate lock commitments to originate mortgage loans of $2.9 billion.

The following table provides a reconciliation of the net gain on sale recorded on loans sold within the period shown for the years ended December 31, (in thousands):

	2003	2002	2001
Net gain recorded	$ 357,276	$ 192,612	$ 191,733
Add: FASB 133 adjustments	10,695	11,110	—
Add: Reps and Warranty losses	14,160	4,841	7,625
Gain recorded on loans sold	$ 382,131	$ 208,563	$ 199,358
Loans sold	$51,922,757	$40,495,894	$30,879,271
Spread achieved	0.74%	0.52%	0.65%

2003

Net gains on loan sales totaled $357.3 million during 2003. During 2003, the volume of loans sold totaled $51.9 billion, a 28.1% increase from 2002 loan sales of $40.5 billion. During 2003, the Company received an average 0.74% in gain on sale spread.

During 2003, the Company repurchased $37.2 million in non-performing mortgage loans. These loans were reacquired at a loss of $12.0 million. During 2003, the Company increased the secondary market reserve $2.2 million of offset anticipated increased exposure from repurchased loans.

2002

Net gains on loan sales totaled $192.6 million during 2002. During 2002, the volume of loans sold totaled $40.5 billion, a 31.1% increase from 2001 loan sales of $30.9 billion. During 2002, the Company received an average 0.52% in gain on sale spread.

During 2002, the Company repurchased $25.7 million in non-performing mortgage loans. These loans were reacquired at a loss of $6.8 million. During 2002, the Company decreased the secondary market reserve $2.0 million of offset anticipated decreased exposure from repurchased loans.

2001

Net gains on loan sales totaled $191.7 million during 2001. During 2001, the volume of loans sold totaled $30.9 billion, a 286.3% increase from 2000 loan sales of $8.0 billion. During 2001, the Company received an average 0.65% in gain on sale spread.

During 2001, the Company repurchased $18.3 million in non-performing mortgage loans. These loans were reacquired at a loss of $4.0 million. During 2001, the Company increased the secondary market reserve $3.6 million of offset anticipated increased exposure from repurchased loans.

Net Gain on Mortgage Servicing Rights

The volatility in the level of net gains on mortgage servicing rights is attributable to the variance in the gain on sale spread and the volume of MSRs sold. The spread is attributable to market pricing which changes with demand and the general level of interest rates. Upon acquisition, the MSR is capitalized at the current fair value of the MSR acquired. If the MSR is sold in a flow transaction shortly after the acquisition, little to no gain is recorded on the sale. If the MSR has any seasoning at the time it is sold, the MSR capitalized in a lower interest rate environment generally will have an increased market value whereas the MSR capitalized in a higher interest rate environment will generally sell at a market price below the acquisition price

2003

For 2003, the net gain on the sale of MSR totaled $67.3 million. The 2003 gain was a $52.8 million increase from the $14.5 million recorded in 2002. In 2003, the Company sold some newly originated MSR, but also sold seasoned MSR that had a book value substantially lower than the sales price of the MSR.

The Company sold $2.5 billion on a servicing released basis, $12.4 billion of bulk servicing sales, and $18.3 billion of flow servicing in 2003.

The 2003 gain was 0.22% of the underlying loans sold. The Company sold $33.2 billion, or approximately 67.0% of the servicing rights originated during 2003.

2002

For 2002, the net gain on the sale of MSR totaled $14.5 million. The 2002 gain was a $12.3 million increase from the $2.2 million recorded in 2001. In 2002, the Company sold some newly originated MSR, but also sold seasoned MSR that had a book value substantially lower than the sales price of the MSR.

The Company sold $1.3 billion on a servicing released basis, $18.5 billion of bulk servicing sales, and $10.0 billion of flow servicing in 2002.

The 2002 gain was 0.05% of the underlying loans. The Company sold $29.3 billion, or approximately 74.7% of the servicing rights originated during 2002.

2001

For 2001, the net gain on the sale of MSR totaled $2.2 million. The 2001 gain was a $12.4 million increase from the $14.6 million recorded in 2000. In 2001, the Company sold predominately newly originated MSR, which had a book value more closely approximating the current market value of the MSR sold.

The Company sold $364.6 million on a servicing released basis, $2.2 billion of bulk servicing sales, and $19.3 billion of flow servicing in 2001.

The 2001 gain was 0.01% of the underlying loans. The Company sold $21.6 billion, or approximately 70.8% of the servicing rights originated during 2001.

Other Fees and Charges

Other fees and charges include certain miscellaneous fees, including loan fees, deposit-related fees, and escrow waiver fees. Additionally, income generated by Flagstar Credit, and Flagstar Title Insurance Company is reported on this line item. Fee recognition totaled $51.8 million, $31.6 million, and $26.4 million in 2003, 2002, and 2001, respectively. In each period, the total fees recorded were affected by the production volume of loans originated that were not classified as residential mortgage loans and the size of the deposit portfolio. The large increase in volume during 2003 was primarily attributable to the recognition of fees generated from the increased volume in our mortgage loan origination process. The increased mortgage volume was the result of a lower interest rate environment during 2003.

During 2003, Flagstar Credit earned $7.9 million in pre-tax revenue versus $1.8 million and $1.2 million in 2002 and 2001, respectively.

During 2003, Flagstar Title earned $2.0 million in pre-tax revenue versus $1.6 million and $0.5 million in 2002 and 2001, respectively

NON-INTEREST EXPENSE

Operating expenses, before the capitalization of direct costs of loan closings, totaled $475.8 million, $366.3 million, and $273.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. The 29.9% increase in expense items in 2003 versus 2002 and the 33.8% increase in expenses between 2002 and 2001 were due to general increases in the price levels for goods and services, mortgage loan origination volume levels, and the growth of the banking operation. As the Company shifts its funding sources to more retail in nature and increases the size of the banking center network, management expects that the operating expenses associated with the banking center network will continue to increase while the cost of funds will decrease.

NON-INTEREST EXPENSE (continued)

NON-INTEREST EXPENSES

	For the years ended December 31, 2003	2002	2001
	(In thousands)		
Compensation and benefits	$ 175,470	$ 137,967	$ 107,671
Commissions	142,406	102,720	73,366
Occupancy and equipment	67,751	53,711	39,686
Advertising	12,242	9,008	5,118
Core deposit amortization	—	—	645
Federal insurance premium	1,708	1,268	1,254
State and local taxes	10,682	4,709	5,881
Other	65,495	56,872	40,144
Total	475,759	366,255	273,765
Less: capitalized direct costs of loan closings	(226,479)	(143,981)	(109,055)
Total, net	$ 249,275	$ 222,274	$ 164,710
Efficiency ratio(1)	37.7%	52.8%	51.6%

(1) Total operating and administrative expenses (excluding the amortization of the core deposit premium) divided by the sum of net interest income and non-interest income.

2003

During 2003, Flagstar opened 12 banking centers, bringing the banking center network total to 99.

The Company's gross compensation and benefits expense, before the capitalization of direct costs of loan closings, totaled $175.5 million. The 27.2% increase in 2003 is primarily attributable to normal salary increases, the employees hired at the new banking centers, and the increase in employees hired to accommodate the Company's mortgage loan production. Total Company's salaried employees increased 352, to 3,106 at June 30, 2003, but decreased by 231 by year end, an 8.4% decrease from December 31, 2002 and 18.8% decrease from June 30, 2003.

Commission expense, which is a variable cost associated with single-family mortgage loan production, totaled $142.4 million. Commission expense totaled 0.25% of total mortgage production in 2003.

Occupancy and equipment expense totaled $67.8 million during 2003. The continued increase in these expenses is reflective of the expansion undertaken in the Company's deposit banking center network, along with the Company's continuing investment in computer technology.

Advertising expense, which totaled $12.2 million during the year ended December 31, 2003, increased $3.2 million, or 35.6%, over the prior year. The increase is reflective of the expansion undertaken in the Company's banking network.

NON-INTEREST EXPENSE (continued)

The Company's FDIC premiums increased to $1.7 million for 2003. In each successive year, Flagstar typically has paid a higher amount of insurance premiums due to its expanding deposit base.

The Company pays taxes in the various states and local communities we are located in. For the year ended December 31, 2003 the Company's state and local taxes equaled $ 10.7 million.

Other expense is a collection of non-specific expenses incurred during the year. Other expense totaled $65.5 million during 2003. The fluctuation in these expenses is reflective of the varied levels of mortgage production, the expansion undertaken in the Company's banking operation, the increased costs associated with the enlarged real estate owned portfolio, the increased amount of costs related to the increased amount of loans pending foreclosure, and the increased amount of loans in a delinquency status.

2002

During 2002, Flagstar opened 16 banking centers, bringing the banking center network total to 87.

The Company's gross compensation and benefits expense, before the capitalization of direct costs of loan closings, totaled $138.0 million. The 28.1% increase in 2002 is primarily attributable to normal salary increases, the employees hired at the new banking centers, and the increase in employees hired to accommodate the Company's mortgage loan production. Total Company salaried employees increased by 307 full-time equivalents, a 12.5% increase, at December 31, 2002 versus December 31, 2001.

Commission expense, which is a variable cost associated with single-family mortgage loan production, totaled $102.7 million. Commission expense totaled 0.24% of total mortgage production in 2002.

Occupancy and equipment expense totaled $53.7 million during 2002. The continued increase in these expenses is reflective of the expansion undertaken in the Company's deposit banking center network, along with the Company's continuing investment in computer technology.

Advertising expense, which totaled $9.0 million during the year ended December 31, 2002, increased $3.9 million, or 76.4%, over the prior year. The increase is reflective of the expansion undertaken in the Company's banking network.

The Company's FDIC premiums remained at $1.3 million for 2002. In each successive year, Flagstar typically has paid a higher amount of insurance premiums due to its expanding deposit base.

The Company pays taxes in the various states and local communities we are located in. For the year ended December 31, 2002 the Company's state and local taxes equaled $4.7 million.

Other expense is a collection of non-specific expenses incurred during the year. Other expense totaled $56.9 million during 2002. The fluctuation in these expenses is reflective of the varied levels of mortgage production, the expansion undertaken in the Company's banking operation, the increased costs associated with the enlarged real estate owned portfolio, the increased amount of costs related to the increased amount of loans pending foreclosure, and the increased amount of loans in a delinquency status.

NON-INTEREST EXPENSE (continued)

2001

During 2001, Flagstar opened 19 banking centers, bringing the banking center network total to 71.

The Company's gross compensation and benefits expense, before the capitalization of direct costs of loan closings, totaled $107.7 million. The 64.9% increase in 2001 is primarily attributable to normal salary increases, the employees hired at the new banking centers, and the increase in employees hired to accommodate the Company's mortgage loan production. Total Company salaried employees increased by 930 full-time equivalents, a 61.3% increase, at December 31, 2001 versus December 31, 2000.

Commission expense, which is a variable cost associated with single-family mortgage loan production, totaled $73.4 million. Commission expense totaled 0.22% of total mortgage production in 2001.

Occupancy and equipment expense totaled $39.7 million during 2001. The increase is reflective of the expansion undertaken in the Company's deposit banking center network, along with the Company's continuing investment in computer technology.

Advertising expense, which totaled $5.1 million during the year ended December 31, 2001, increased $1.1 million, or 27.5%, over the prior year. The increase is reflective of the expansion undertaken in the Company's banking network.

The Company's FDIC premiums increased by $0.7 million to $1.3 million for the year ended December 31, 2001. In each successive year, Flagstar typically has paid a higher amount of insurance premiums due to its expanding deposit base.

The Company pays taxes in the various states and local communities we are located in. For the year ended December 31, 2001 the Company's state and local taxes equaled $5.9 million.

Other expense is a collection of non-specific expenses incurred during the year. Other expense totaled $40.1 million during 2001. The fluctuation is reflective of the varied levels of mortgage production, the expansion undertaken in the Company's banking operation, the increased costs associated with the enlarged real estate owned portfolio, the increased amount of costs related to the increased amount of loans pending foreclosure, and the increased amount of loans in a delinquency status.

FASB 91

In accordance with generally accepted accounting principles, certain loan origination costs are capitalized and added as an adjustment of the basis of the individual loans originated. These costs are amortized as an adjustment of the loan yield over the life of the loan or expensed when the loan is sold. Accordingly, during 2003 Flagstar deferred $226.5 million of loan origination costs, while during 2002 and 2001 such deferred expenses totaled $144.0 million and $109.0 million, respectively. On a per loan basis, the cost deferrals totaled $660, $526, and $494 during 2003, 2002, and 2001, respectively. The 2003 and 2002 numbers are affected by inflationary increases and the increased costs associated with the Company's shift to retail and correspondent funding versus wholesale funding, which was the predominant lending channel in 2001. This shift can also be seen in the cost of commissions, which is a deferrable item. On a per loan basis, the cost deferrals totaled $415, $375, and $332 during 2003, 2002, and 2001, respectively.

FEDERAL INCOME TAXES

For the year ended December 31, 2003, the Company's provision for federal income taxes as a percentage of pretax earnings was 35.0%, compared to 35.4% in 2002 and 35.6% in 2001. For all periods presented in the Consolidated Statements of Earnings, the provision for federal income taxes varies from statutory rates primarily because of the non-deductibility of the core deposit amortization and other non-deductible corporate expenses. Refer to Note 16 of the Notes to the Consolidated Financial Statements, in Item 8. Financial Statements and Supplementary Data, herein for further discussion of the Company's income taxes.

FINANCIAL CONDITION

ASSETS. The Company's assets totaled $10.6 billion at December 31, 2003, reflecting an increase of $2.4 billion over December 31, 2002. Loans available for sale decreased $0.5 billion, reflecting the decrease in the amount of recent residential mortgage loan production recorded on the Company's books that are pending sale. The investment loan portfolio increased $2.9 billion.

LOANS AVAILABLE FOR SALE. Mortgage loans available for sale decreased $0.5 billion from $3.3 billion at December 31, 2002 to $2.8 billion at December 31, 2003. This decrease in the size of this portfolio is attributable to the decreased originations recorded in December 2003, but not sold as of December 31, 2003. During December 2003, mortgage loan originations totaled $2.6 billion, compared to $5.3 billion in December 2002. See the table below for the activity in the Company's available for sale category over the past five years.

The Company's loan production is inversely related to the level of long-term interest rates. As long-term rates decrease, the Company tends to originate an increasing number of mortgage loans. Likewise, as rates increase, the Company's loan originations tend to decrease. A significant amount of the Company's business during periods of low interest rates is derived from the refinancing of mortgage loans. Generally, the

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Company has been able to sell loans into the secondary market at a gain during periods of low or decreasing interest rates, and profitability levels have been greatest during these periods.

LOANS AVAILABLE FOR SALE ACTIVITY SCHEDULE

DESCRIPTION:	For the years ended December 31, 2003	2002	2001	2000	1999
	(In thousands)				
Beginning mortgage loans available for sale	$ 3,302,212	$ 2,746,791	$ 1,437,799	$2,230,381	$ 1,831,531
Mortgage loans originated, net	55,866,218	43,703,804	33,276,507	9,998,948	14,695,761
Mortgage loans repurchased	28,821	25,527	44,004	19,068	30,889
Mortgage loans sold servicing retained, net	49,681,387	39,261,704	30,333,464	7,942,696	12,895,786
Mortgage loans sold servicing released, net	2,461,326	1,297,372	364,579	33,952	86,409
Mortgage loan amortization/ prepayments	1,681,632	487,510	963,581	377,001	432,932
Mortgage loans transferred, net	2,613,355	2,127,324	349,895	2,456,949	912,673
Ending mortgage loans available for sale	$ 2,759,551	$ 3,302,212	$ 2,746,791	$1,437,799	$ 2,230,381

INVESTMENT LOAN PORTFOLIO. Loans held for investment increased, in the aggregate, $2.9 billion from $3.9 billion at December 31, 2002, to $6.8 billion at December 31, 2003. Mortgage loans alone increased $2.9 billion, or 111.5%, to $5.5 billion at December 31, 2003, from $2.6 billion at December 31,

2002. The two tables below provide detail for the activity and the balance in the Company's investment loan portfolio over the past five years.

INVESTMENT LOAN PORTFOLIO

DESCRIPTION:	2003	2002	2001	2000	1999
	At December 31, (In thousands)				
Mortgage loans	$5,478,200	$2,579,448	$2,193,473	$3,245,499	$1,162,802
Second mortgage loans	141,010	214,485	232,466	168,886	145,075
Commercial real estate loans	548,392	445,270	314,247	194,653	143,652
Construction loans	58,323	54,650	53,505	60,534	46,838
Warehouse lending	346,780	558,782	298,511	66,765	46,222
Consumer loans	259,651	124,785	63,960	59,123	42,758
Non-real estate commercial loans	7,896	7,706	8,922	8,881	7,024
Total investment loan portfolio	6,840,252	3,985,126	3,165,084	3,804,341	1,594,371
Allowance for losses	(36,017)	(37,764)	(27,769)	(14,357)	(15,216)
Total investment loan portfolio (net)	$6,804,235	$3,947,362	$3,137,315	$3,789,984	$1,579,155

INVESTMENT LOAN PORTFOLIO ACTIVITY SCHEDULE

DESCRIPTION:	2003	2002	2001	2000	1999
	For the years ended December 31, (In thousands)				
Beginning	$3,985,126	$3,165,084	$3,804,341	$1,594,371	$ 733,412
Loans originated	1,901,105	586,809	521,506	393,311	354,277
Change in lines of credit	1,267,338	331,826	128,310	(79,540)	100,370
Loans transferred from available for sale	2,613,355	2,127,324	349,895	2,456,949	912,673
Loan amortization/prepayments	2,890,866	2,177,895	1,596,585	535,981	489,112
Loans transferred to repossessed assets	35,806	48,022	42,383	24,769	17,249
Ending	$6,840,252	$3,985,126	$3,165,084	$3,804,341	$1,594,371

ALLOWANCE FOR LOSSES. The allowance for loan losses totaled $36.0 million at December 31, 2003, a decrease of $1.8 million, or 4.8%, from $37.8 million at December 31, 2002. The allowance for losses as a percentage of non-performing loans was 61.7% and 55.5% at December 31, 2003 and 2002, respectively. The Company's non-performing loans totaled $58.3 million and $68.0 million at December 31, 2003 and 2002, respectively, and, as a percentage of investment loans, were 0.85% and 1.71% at December 31, 2003 and 2002, respectively.

The allowance for loan losses at December 31, 2003 was recorded at a level based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, the amount of historical charge offs and anticipated loss experience on such types of loans, and the current and near-term projected economic conditions. There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the allowance, or that subsequent evaluation of the loan portfolio, in light of the factors then-prevailing, including economic conditions, the credit quality of the assets comprising the portfolio, will not require significant increases in the allowance for loan losses. See Asset Quality and the tables on Pages 50 through 53 for additional information on the Company's provision for loan losses, loan loss allowance, and non-performing loans.

FHLB STOCK. Holdings of FHLB stock increased from $150.0 million at December 31, 2002, to $198.4 million at December 31, 2003. This increase was required to accommodate the Company's increase in FHLB advances used to fund the increase in the investment loan portfolio. As a member of the FHLB, the Company is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater.

PREMISES AND EQUIPMENT. Premises and equipment, net of accumulated depreciation, totaled $161.1 million at December 31, 2003, an increase of $11.5 million, or 7.7%, from $149.6 million at December 31, 2002. During 2003, the Company added 12 new banking centers, continued the expansion of the home loan centers, and continued to invest in computer equipment.

MORTGAGE SERVICING RIGHTS. MSR totaled $260.1 million at December 31, 2003, an increase of $29.3 million, from $230.8 million at December 31, 2002. For the year ended December 31, 2003, $49.5 billion of loans underlying mortgage servicing rights were originated and purchased, and $40.7 billion were reduced through sales, prepayments, and amortization resulting in a net increase in mortgage loans serviced for others of $8.8 billion from $21.6 billion to $30.4 billion at December 31, 2003. The book value of the portfolio at December 31, 2003 is 0.86% versus 1.07% at December 31, 2002. The decrease in the percentage value of the portfolio is indicative of the decrease in the value of MSR when it was originated. The portfolio at both December 31, 2003 and 2002, is primarily comprised of newly originated MSR. The portfolio at each date does not contain an impairment charge because of its recent origination to the current market rate. The service fee on loans serviced for others is 0.350%.

The fair value of the MSR is determined as of the sale date by using estimated fair values based on the results of recent sales of servicing rights, internal valuations and market pricing. Estimates of fair value include the following variables:

- Product type (i.e., conventional, government, balloon)
- Fixed or adjustable rate of interest
- Interest rate
- Term (i.e. 15 or 30 years)
- Anticipated prepayment speeds

- Servicing costs per loan
- Discounted yield rate

The most important assumptions used in the MSR valuation model are anticipated loan prepayment rates. During 2003, these rates ranged between 10% and 25% on new production loans. The factors used for those assumptions are selected based on market interest rates and other market assumptions. Their reasonableness is confirmed through surveys conducted with independent third parties.

In addition, independent broker appraisals of the fair value of the MSR portfolio are obtained annually to confirm the reasonableness of the value generated by the internal valuation model.

At December 31, 2003 and 2002, the fair value of the MSR portfolio was $410.6 million and $244.5 million, respectively. At December 31, 2003, the fair value of each MSR was based upon the following weighted-average assumptions: (1) a discount rate of 12.34%; (2) an anticipated loan prepayment rate of 21.0% CPR; and (3) servicing costs per conventional loan of $40.00 and $50.00 for each government or adjustable-rate loan.

LOANS SERVICED FOR OTHERS ACTIVITY SCHEDULE

DESCRIPTION:	For the years ended December 31, 2003	2002	2001	2000	1999
	(In thousands)				
Beginning loans serviced for others	$21,586,797	$14,222,802	$ 6,644,482	$ 9,519,926	$11,472,211
Loans servicing originated	49,461,431	39,198,521	30,514,703	7,982,201	12,768,105
Loan amortization/prepayments	9,982,414	3,329,825	1,446,092	824,928	1,561,766
Loans servicing sales	30,670,735	28,504,701	21,490,291	10,032,717	13,158,624
Ending loans serviced for others	$30,395,079	$21,586,797	$14,222,802	$ 6,644,482	$ 9,519,926

OTHER ASSETS. Other assets decreased $56.6 million, or 34.0%, to $110.0 million at December 31, 2003, from $166.6 million at December 31, 2002. The majority of this increase was attributable to payments received on receivables recorded in conjunction with MSR sales transacted in 2003 and 2002. Upon the sale of MSR, the Company receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. This recorded receivable is typically cleared within a six month time frame.

Also included in other assets are the repurchased assets acquired under representation and warranties. These assets are non-performing and totaled a net $12.0 million and a net $10.4 million in principal balance at December 31, 2003 and 2002, respectively. The assets have been adjusted by a specific reserve of $4.1 million and $3.2 million, at December 31, 2003 and 2002, respectively. During 2003 and 2002, the Company repurchased $46.3 million and $34.3 million in non-performing loans, respectively. These loans are acquired and subsequently foreclosed upon and later sold.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

LIABILITIES. The Company's total liabilities increased $2.1 billion, or 26.9%, to $9.9 billion at December 31, 2003, from $7.8 billion at December 31, 2002. This increase was primarily attributable to the net increase in interest bearing liabilities.

DEPOSITS. Deposit accounts increased $1.3 billion, or 29.5%, to $5.7 billion at December 31, 2003, from $4.4 billion at December 31, 2002. This increase reflects the Company's growth strategy. The deposits can be subdivided into three areas: the consumer direct division, the municipal division, and our national accounts division.

Consumer direct deposits accounts increased $0.9 billion, or 33.3%, to $3.6 billion at December 31, 2003, from $2.7 billion at December 31, 2002. This increase reflects the increase in the number of banking centers. The number of banking centers increased from 87 at December 31, 2002 to 99 at December 31, 2003. The Company has been aggressive in its pricing strategy when entering new markets in order to accelerate its growth plan. This strategy has attracted one-year certificates of deposit and money market deposits. At December 31, 2003, the Company's consumer direct certificates of deposit totaled $1.6 billion, with an average balance of $23,058 and a weighted average cost of 3.57%. The Company's money market deposits totaled $1.3 billion, with an average cost of 1.73%. Core accounts, or saving and checking accounts, totaled 19.4% of total retail deposits.

During 2001, the Company began calling on local municipal agencies as another source for deposit funding. These deposit accounts increased $91.5 million, or 11.3%, to $899.1 million at December 31, 2003, from $807.7 million at December 31, 2002. These deposits had a weighted average cost of 1.44% at December 31, 2003. These deposit accounts include $752.0 million that are certificates of deposit with maturities typically less than one year and $147.1 million in checking and savings accounts.

The national accounts division garners funds through nationwide advertising of deposit rates and through investment brokers located across the country. These deposit accounts increased $241.0 million, or 26.4%, to $1.2 billion at December 31, 2003, from $912.7 million at December 31, 2002. These deposits had a weighted average cost of 3.09% at December 31, 2003. This increase reflects management's decision to continue to grow the Company's asset base utilizing secondary market deposits with specific maturities.

The deposit accounts are as follows December 31, (in thousands):

	2003	2002	2001
Demand accounts	$ 390,008	$ 401,517	$ 332,843
Savings accounts	314,452	352,155	801,694
MMDA	1,320,635	575,411	—
Certificates of deposit	1,602,223	1,324,486	1,233,668
Total consumer direct deposits	3,627,318	2,653,569	2,368,205
Municipal deposits	899,123	807,665	441,962
National accounts	1,153,726	912,655	797,935
Total deposits	$5,680,167	$4,373,889	$3,608,102

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $1.3 billion, $894.5 million and $249.4 million at December 31, 2003, 2002 and 2001, respectively.

INTEREST RATE SWAPS. In October 2003, the Company entered into a series of interest rate swaps to offset its exposure to rising rates. The notional amount of these swaps totaled $500.0 million. Contractually, the Company will receive a floating rate tied to LIBOR and pay a fixed rate. The swaps are categorized in two groups; the first receiving one-month LIBOR and the second receiving three-month LIBOR. These swaps have maturities ranging from three to five years. These interest rate swaps effectively act as a cash flow hedge against a rise in the cost of our municipal deposits. At December 31, 2003, the Company recorded a net market value adjustment of $2.2 million to this portfolio. The adjustment was recorded as an increase to other comprehensive income in stockholders' equity.

FHLB ADVANCES. FHLB advances increased $1.0 billion, or 45.5%, to $3.2 billion at December 31, 2003, from $2.2 billion at December 31, 2002. The Company relies upon such advances as a source of funding for the origination or purchase of loans for sale in the secondary market and for providing duration specific medium-term financing. The outstanding balance of FHLB advances fluctuates from time to time depending upon the Company's current inventory of loans available for sale and the availability of lower cost funding from its retail deposit base and its escrow accounts. The average outstanding balance of advances from the FHLB totaled $2.7 billion and $2.2 billion during 2003 and 2002, respectively.

	For the years ended December 31,		
	2003	2002	2001
Maximum outstanding at any month end	$3,320,000	$2,492,000	$2,319,093
Average balance	2,711,119	2,179,060	2,076,400
Average interest rate	4.69%	5.29%	5.63%

LONG TERM DEBT. On April 27, 1999, the Company, through its subsidiary Trust, completed the sale of 2.99 million shares of trust preferred securities, providing gross proceeds totaling $74.8 million. The securities pay interest at a rate of 9.50% per annum. The securities are traded on the New York Stock Exchange under the symbol *"FBC-O"*. On January 22, 2004, the Company notified the public in a press release its intent to call the preferred securities of Trust on April 30, 2004. The Company does not intend to replace this debt.

On December 19, 2002, the Company, through its subsidiary Trust II, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities pay interest at a floating rate of 4.66%. As part of the transaction, the Company entered into an interest rate swap agreement with the placement agent, where the Company is required to pay a fixed rate of 6.88% on a notional amount of $25 million and will receive a floating rate equal to that being paid in the Trust II securities.

On February 19, 2003, the Company, through its subsidiary Trust III, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.55% and a floating rate thereafter.

On March 19, 2003, the Company, through its subsidiary Trust IV, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.75% and a floating rate thereafter.

The trust preferred securities mature in 30 years from issuance, are callable after five years, pay interest quarterly, and the interest expense is deductible for federal income tax purposes. The majority of the net proceeds from these offerings was contributed to the Bank as additional paid in capital and is includable as regulatory capital.

The Company has various financial obligations, including contractual obligations and commercial commitments, which require future cash payments. Refer to Item 8. Financial Statements Notes 3, 11, 13, 14 and 15. The following table presents the aggregate annual maturities of contractual obligations (based on final maturity dates) at December 31, 2003 (in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Deposits without stated maturities	$2,172,172	$ —	$ —	$ —	$2,172,172
Certificates of deposits	1,510,157	1,254,640	731,375	11,823	3,507,995
FHLB Advances	250,000	770,000	1,050,000	1,100,000	3,170,000
Trust preferred securities	74,750	—	—	75,000	149,750
Operating leases	6,823	8,611	2,479	1,229	19,142
Other debt	25	50	50	1,225	1,350
Total	$4,013,927	$2,033,301	$1,783,904	$1,189,277	$9,020,409

ACCRUED INTEREST PAYABLE. Accrued interest payable increased $3.4 million, or 20.1%, to $20.3 million at December 31, 2003 from $16.9 million at December 31, 2002. These amounts represent interest payments that are payable to depositors and other entities from which the Company has borrowed funds. These balances fluctuate with the size of the interest-bearing liability portfolio. The interest-bearing liability portfolio increased 35.8% during the period, but was offset by a 61 basis point decrease in the cost of liabilities.

UNDISBURSED PAYMENTS. Undisbursed payments on loans serviced for others decreased $119.9 million, or 20.1%, to $475.3 million at December 31, 2003, from $595.2 million at December 31, 2002. These amounts represent payments received from borrowers for interest, principal and related loan charges, which have not been remitted to loan investors. These balances fluctuate with the size of the servicing portfolio and increase during a time of high payoff or refinance volume. Loans serviced for others at December 31, 2003, including subservicing, equaled $33.8 billion versus $29.4 billion at December 31, 2002.

ESCROW ACCOUNTS. The amount of funds in escrow accounts increased $30.3 million, or 20.4%, to $178.5 million at December 31, 2003, from $148.2 million at December 31, 2002. These accounts are maintained on behalf of mortgage customers and include funds earmarked for real estate taxes, homeowner's insurance, and other insurance product liabilities. These balances fluctuate with the amount of loans serviced. The balances also fluctuated during the year depending upon the scheduled payment dates for the related expenses. Total residential mortgage loans serviced at December 31, 2003, equaled $42.0 billion versus $35.4 billion at December 31, 2002, a 18.6% increase.

LIABILITY FOR CHECKS ISSUED. The liability for checks issued decreased $96.8 million, or 77.9%, to $27.5 million at December 31, 2003, from $124.3 million at December 31, 2002. This liability primarily reflects the amount of outstanding checks the Company has written to acquire mortgage loans. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

FEDERAL INCOME TAXES PAYABLE. Income taxes payable increased $0.1 million, or 0.1%, to $73.6 million at December 31, 2003, from $73.7 million at December 31, 2002. See Note 16 of the Notes to the Consolidated Financial Statements, in Item 8. Financial Statements and Supplementary Data, herein.

OTHER LIABILITIES. Other liabilities decreased $77.0 million, or 55.0%, to $63.1 million at December 31, 2003, from $140.1 million at December 31, 2002. This increase is reflective of the decrease in mortgage origination volume during the fourth quarter of 2003 versus the comparable 2002 period.

Included in other liabilities at December 31, 2002 is the liability for the preferred stock issued by Capital, a second-tier subsidiary of Flagstar Bank. In February and March of 1998, Capital offered to the public and sold 2.3 million shares of its 8.50%, non-cumulative, Series A Preferred Shares, $25 par value per share, providing net proceeds totaling $54.4 million. The preferred stock paid interest at a rate of 8.50% per annum. The stock was traded on the New York Stock Exchange under the symbol *"FBC-P."* On June 30, 2003, we redeemed all of the preferred shares.

ASSET AND LIABILITY MANAGEMENT

Flagstar considers that its primary business objective is to provide stockholders the highest return possible on their investment while maintaining a certain risk posture. This objective includes the management of credit risk and interest rate risk.

Interest rate risk is managed by the Executive Investment Committee ("EIC"), which is composed of executive officers of the Company, in accordance with policies approved by the Company's Board of Directors. The EIC formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the EIC considers the impact of projected interest rate scenarios on earnings and capital, potential changes in interest rates, the economy, liquidity, business strategies, and other factors. The EIC meets monthly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and fair values of assets and liabilities, unrealized gains and losses, purchase and sale activity, loans available for sale and commitments to originate loans, and the maturities of investments, borrowings and time deposits. Any decision or policy change that requires implementation is directed to the Asset and Liability Committee ("ALCO").

The ALCO implements any directive from the EIC and meets weekly to monitor liquidity, cash flow flexibility, and deposit activity. To effectively measure and manage interest rate risk, the Company uses sensitivity analysis to determine the impact on net interest income of various interest rate scenarios, balance sheet trends, and strategies.

From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide

ASSET AND LIABILITY MANAGEMENT (continued)

added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by executive management and the Company's Board of Directors on an ongoing basis. The Company has traditionally managed its business to reduce its overall exposure to changes in interest rates. However, management has the latitude to increase the Company's interest rate sensitivity position within certain limits if, in management's judgment, the increase will enhance profitability. The Company manages its exposure to interest rates by hedging itself primarily from rising rates.

Flagstar, because of its high concentration of loans held for sale and its large portfolio of adjustable rate loans, generally will record higher levels of net interest income in a rising interest rate environment and will experience declining net interest income during periods of falling interest rates. This happens because the Company's assets reprice or mature faster than the majority of the Company's liabilities will reset or mature.

In the past, the savings and loan industry measured interest rate risk by using Gap analysis. Gap analysis is one indicator of interest rate risk, however it only provides a glimpse into expected asset and liability repricing in segmented time frames.

Today the thrift industry utilizes the concept of Net Portfolio Value ("NPV"). NPV analysis provides a fair value of the balance sheet in alternative interest rate scenarios. The NPV does not take into account management intervention and assumes the new rate environment is constant and the change is instantaneous.

The following table is a summary of the changes in the Company's NPV that are projected to result from hypothetical changes in market interest rates. NPV is the market value of assets, less the market value of liabilities, adjusted for the market value of off-balance sheet instruments. The interest rate scenarios presented in the table include interest rates at December 31, 2003 and 2002 and as adjusted by instantaneous parallel rate changes upward and downward of up to 300 basis points. The 2003 and 2002 scenarios are not comparable due to differences in the interest rate environments, including the absolute level of rates and the shape of the yield curve.

The positive effect of a decline in market interest rates is reduced by the estimated effect of prepayments on the value of single-family loans and MSRs. Further, this analysis is based on the Company's interest rate exposure at December 31, 2003 and 2002, and does not contemplate any actions the Company might undertake in response to changes in market interest rates, which could impact NPV. Each rate scenario shows unique prepayment, repricing, and reinvestment assumptions. Management derived these assumptions considering published market prepayment expectations, the repricing characteristics of individual instruments or groups of similar instruments, the Company's historical experience, and the Company's asset and liability management strategy. Further, this analysis assumes that certain instruments would not be affected by the changes in interest rates or would be partially affected due to the characteristics of the instruments.

There are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates. It is not possible to fully model the market risk in instruments with leverage, option, or prepayment risks. Also, the Company is affected by basis risk, which is the difference in repricing characteristics of similar term rate indices. As such, this analysis is not intended to be a forecast of the effect of a change in market interest rates on the Company.

ASSET AND LIABILITY MANAGEMENT (continued)

While each analysis involves a static model approach to a dynamic operation, the NPV model is the preferred method. If NPV rises in an up or down interest rate scenario, that would dictate an up direction for the margin in that hypothetical rate scenario. The same would be seen in a falling scenario. A perfectly matched balance sheet would possess no change in the NPV, no matter what the rate scenario. The following table presents the NPV in stated interest rate scenarios (in millions):

December 31, 2003					December 31, 2002				
Scenario	NPV	NPV%	$ Change	% Change	Scenario	NPV	NPV%	$ Change	% Change
+300	$1,001.5	9.78%	$ (64.4)	(6.0)%	+300	$418.1	5.23%	$(302.2)	(42.0)%
+200	$1,054.8	10.06%	$ (11.1)	(1.0)%	+200	$563.8	6.87%	$(156.4)	(21.7)%
+100	$1,088.2	10.14%	$ 22.4	2.1%	+100	$692.8	8.23%	$ (27.4)	(3.8)%
Current	$1,065.8	9.75%			Current	$720.3	8.39%		
−100	$ 939.0	8.47%	$(126.7)	(11.9)%	−100	$570.0	6.55%	$(150.3)	(20.9)%

ASSET QUALITY

The Company has consistently focused on following a conservative posture with respect to credit risk. Mortgage lending, the Company's primary lending focus, has historically resulted in minimal charge-offs when viewed as a percent of the Company's origination volume. At December 31, 2003, approximately 92.0% of the Company's earning assets consisted of loans collateralized by single-family mortgage loans.

The credit quality of the Company's commercial loan, non-single family mortgage-related consumer loan, and commercial real estate loan portfolio, which in the aggregate comprises only 5.8% of earning assets at December 31, 2003, remains good. During the past three years, the Company has emphasized commercial real estate lending in its retail market area and second mortgage lending as an add-on to the Company's national mortgage lending platform. Management plans to continue to increase the size of these loan portfolios. Management expects to achieve this growth with adherence to sound underwriting and credit standards.

Management believes the Company's level of non-performing assets, which totaled $107.1 million at December 31, 2003, continues to represent an acceptable level of credit risk for Flagstar. The Company, in accordance with applicable disclosure requirements, defines an asset as non-performing if it meets any of the following criteria:

1) a loan more than 90 days past due;
2) a repurchased asset pending foreclosure; or
3) real estate acquired in a settlement of a loan; or
4) a restructured loan whose terms have been modified due to the borrower's inability to pay as contractually specified, including loans the Company has classified as impaired.

Loans are generally placed into non-accrual status when they become 90 days delinquent. Gross interest income of approximately $4.1 million, $6.5 million and $6.1 million would have been recorded in 2003, 2002,

ASSET QUALITY (continued)

and 2001, respectively, on non-accrual loans if the loans had performed in accordance with their original terms.

NON-PERFORMING ASSETS

	At December 31,				
	2003	2002	2001	2000	1999
	(In thousands)				
Non-accrual loans	$ 58,334	$ 68,032	$ 82,266	$ 58,269	$ 34,857
Repurchased assets	11,956	10,404	4,156	4,107	5,357
Real estate and other repossessed assets	36,778	45,094	38,868	22,258	21,364
Total non-performing assets	107,068	123,530	125,290	84,634	61,578
Less allowance for losses	(36,017)	(37,764)	(27,769)	(14,357)	(15,216)
Total non-performing assets (net of allowances)	$ 71,051	$ 85,766	$ 97,521	$ 70,277	$ 46,362
Ratio of non-performing assets to total assets	1.01%	1.50%	1.89%	1.47%	1.43%
Ratio of non-performing loans to investment loans	0.85%	1.71%	2.60%	1.53%	2.19%
Ratio of allowance to non-performing loans	61.74%	55.51%	33.76%	24.64%	43.65%
Ratio of allowance to investment loans	0.53%	0.95%	0.88%	0.38%	0.95%
Ratio of net charge-offs to average investment loans	0.35%	0.50%	0.40%	0.20%	0.22%

The Company's 2003 year-end ratio of non-performing assets to total assets was 1.01%. The adequacy of the allowance for losses is evaluated regularly and is based upon judgements concerning the amount of risk inherent in the Company's portfolio. At December 31, 2003, $55.2 million, or 94.7% of total non-performing loans were secured by residential real estate.

During 2003, the Company recorded a provision for loan losses of $20.1 million to offset net charge-offs for the year. The allowance for losses stood at $36.0 million at December 31, 2003. During 2003, there was a decrease of $28.5 million, or 21.3%, in total loan delinquencies, and seriously delinquent loans decreased $9.7 million, or 14.3%.

The allowance for losses at December 31, 2003 was based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, the continued increase in the amount of historical charge-offs and anticipated loss experience on such types of loans, and the current and projected economic conditions. However, no assurance can be given that the Company will not, in any particular period, sustain loan losses that exceed the allowance, or that subsequent evaluation of the loan portfolio, in light of the factors then-prevailing, including economic conditions, the credit quality of the assets comprising the portfolio and the ongoing examination process, will not require significant increases in the allowance for loan losses. See Pages 50 through 53 for additional information on the Company's loan loss allowance and non-performing loans. Also refer to Notes 3 and 7 of Notes to Consolidated Financial Statements in Item 8.

ASSET QUALITY (continued)

Financial Statements and Supplementary Data, herein for further discussion of the Company's policies regarding provisions for losses and allowances for uncollected interest.

NON-ACCRUAL LOANS AT DECEMBER 31, 2003

	Investment Loan Portfolio	Non-performing Loans	As a % of Loan Portfolio	As a % of Non-performing
		(In thousands)		
One- to four-family	$5,478,200	$ 53,741	0.98%	92.1%
Second mortgages	141,010	831	0.59	1.4
Commercial real estate	548,392	2,598	0.47	4.7
Construction	58,323	592	1.02	0.9
Warehouse lending	346,780	—	—	—
Consumer	259,651	561	0.22	0.9
Non-real estate commercial	7,896	11	0.13	0.0
Total loans	6,840,252	58,334	0.85%	100.0%
Less allowances for losses	(36,017)	(36,017)		
Total investment loans (net of allowances)	$6,804,235	$ 22,317		

The Company maintains a quality control department that, among other things, reviews compliance and quality assurance issues relating to loan production and underwriting. For the production compliance process, at least 5% of all loans closed each month are randomly selected as part of the statistical sample. This review includes a credit scoring and re-underwriting of such loans; ordering second appraisals on 10% of the sample; reverifying funds, employment and final applications; and reordering credit reports on the entire sample. In addition, a full underwriting review is conducted on loans that go into default during the first 12 months from the date of origination. Document and file reviews are also undertaken to ensure regulatory compliance.

In addition, the Company monitors the performance of delegated underwriters through internally prepared quality assurance reports, FHA/VA reports and audits, reviews and audits by regulatory agencies, investor reports, and mortgage insurance company audits. Deficiencies in loans are generally corrected; otherwise, we may exercise the option that a loan be repurchased by the originating correspondent, or we may insist that the broker who originated the loan indemnify us against any losses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

ASSET QUALITY (continued)

ALLOCATION OF THE ALLOWANCE FOR LOSSES

	At December 31,									
	2003		2002		2001		2000		1999	
	Amount	Loans To Total Loans	Amount	Loans To Total Loans	Amount	Loans To Total Loans	Amount	Loans To Total Loans	Amount	Loans To Total Loans
	(Dollars in thousands)									
Mortgage loans	$20,347	80.1%	$26,008	64.7%	$24,291	69.3%	$10,656	85.3%	$11,933	72.9%
Second mortgages	2,129	2.1%	3,502	5.4%	236	7.4%	190	4.4%	260	9.1%
Commercial real estate	6,468	8.0%	2,425	11.2%	975	9.9%	257	5.1%	552	9.2%
Construction	2,380	0.8%	2,852	1.4%	153	1.7%	278	1.6%	183	2.9%
Warehouse lending	273	5.1%	385	14.0%	439	9.4%	959	1.8%	745	2.9%
Consumer	3,705	3.8%	2,550	3.1%	1,603	2.0%	1,966	1.6%	1,528	2.7%
Commercial	715	0.1%	42	0.2%	72	0.3%	51	0.2%	15	0.3%
Total	$36,017	100.0%	$37,764	100.0%	$27,769	100.0%	$14,357	100.0%	$15,216	100.0%

ASSET QUALITY *(continued)*

ACTIVITY WITHIN THE ALLOWANCE FOR LOSSES

	2003	2002	2001	2000	1999
			(In thousands)		
Beginning balance	$37,764	$27,769	$14,357	$15,216	$12,917
Provision for losses	20,081	27,126	25,572	5,803	5,184
Charge-offs					
Mortgage loans	(20,455)	(14,263)	(9,099)	(6,092)	(2,741)
Consumer loans	(884)	(1,195)	(660)	(355)	(177)
Commercial loans	(1,250)	(1,083)	(2,521)	(1)	(15)
Construction loans	(313)	(5)	(20)	(2)	(6)
Other	(298)	(1,078)	(429)	(320)	(294)
Total	(23,200)	(17,624)	(12,729)	(6,770)	(3,233)
Recoveries					
Mortgage loans	641	5	221	29	176
Consumer loans	412	78	166	71	21
Commercial loans	114	410	182	—	12
Construction loans	—	—	—	—	139
Other	205	—	—	8	—
Total	1,372	493	569	108	348
Ending balance	$36,017	$37,764	$27,769	$14,357	$15,216
Net charge-off ratio	0.35%	0.50%	0.40%	0.20%	0.22%

ACTIVITY WITHIN THE SECONDARY MARKET RESERVE

	2003	2002	2001	2000	1999
			(In thousands)		
Beginning balance	$ 9,084	$12,972	$ 9,399	$6,162	$5,527
Provision for losses	8,716	(671)	5,490	3,732	1,407
Charge-offs, net	(7,546)	(3,217)	(1,917)	(495)	(772)
Ending balance	$10,254	$ 9,084	$12,972	$9,399	$6,162

REPURCHASED ASSETS

Since the majority of all the loans the Company originates are sold to the secondary market, the Company must provide assurances to the market that the data relied upon in the sales process is accurate, the loans have been originated under proper guidelines, and there was no fraudulent data delivered. From time to time, the Company must repurchase loans it had previously sold to the market because of these representations even though the loans were sold on a non-recourse basis. The Company repurchased $46.3 million,

REPURCHASED ASSETS (continued)

$34.3 million, and $47.0 million in mortgage loans from secondary market investors during 2003, 2002, and 2001, respectively. At December 31, 2003, the Company had sold $144.1 billion in loans to the secondary market over the previous 60 months. This volume of loan sales is $34.1 billion, or 31.0%, larger than the $110.0 billion sold in the 60 months preceding December 31, 2002. The repurchased loans were acquired because of their delinquent status. The Company recorded charge-offs of $12.0 million, $6.8 million, and $4.0 million in 2003, 2002, and 2001, respectively. These charge-offs were attributed to loans originated and sold within the prior sixty-month period, repurchased from secondary market investors, foreclosed on, and disposed of at a loss.

Repurchases are expected to be 0.08% of all loan sales. It is expected that the Company will have the exposure for these repurchases for a period of 60 months from origination. Periods of lower rates and higher refinance volume have shown less exposure to repurchase requirements than periods of higher rates and less refinance volume. The Company's experience has been a net loss of 25.8% on all non-performing loans repurchased. During the fourth quarter of 2003, the Company reclassified $10.3 million of its allowance for losses to a secondary market reserve. At December 31, 2003 and 2002, the Company had $16.1 million and $13.6 million in repurchased assets that has a specific reserve of $4.1 million and $3.2 million associated with them, respectively. The Company has a reserve for future repurchases of $10.3 million and $9.1 million at December 31, 2003 and 2002, respectively. Any increase in the secondary market reserve is charged as an offset to net loan sale gains.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are customer deposits, loan repayments and sales, advances from the FHLB, cash generated from operations, and customer escrow accounts. Additionally, during the past six years, the Company and its affiliates have issued securities in five separate offerings to the capital markets, generating over $207 million in gross proceeds. While these sources are expected to continue to be available to provide funds in the future, the mix and availability of funds will depend upon future economic and market conditions. Flagstar does not foresee any difficulty in meeting its liquidity requirements.

Loan principal repayments totaled $4.6 billion during 2003, representing an increase of $1.9 billion, or 70.4%, compared to 2002. This increase was attributable to the lower interest rate environment experienced during 2003, which created an increase in the amount of loan refinancings and loan payoffs.

Sales of mortgage loans totaled $51.9 billion in principal balance during 2003, compared to $40.5 billion in 2002. The sales recorded during 2003 were higher than in 2002 due to the increased loan origination volume. During 2002 and 2003, the Company sold 92.0% and 93.6%, respectively, of the loans originated.

Customer deposits increased $1.3 billion, or 29.5%, and totaled $5.7 billion at December 31, 2003. The increase is directly attributable to the Company's aggressive growth strategy as discussed above.

During 2003, the Company increased its borrowings from the FHLB by $1.0 billion, or 45.5%. The Company utilizes FHLB advances to provide the duration matched funding required in its asset liability management strategies.

LIQUIDITY AND CAPITAL RESOURCES (continued)

The Company paid a cash dividend of $0.05 on its common stock on January 15, 2003 and April 15, 2003, $0.10 on June 30, 2003 and $0.15 on September 30, 2003 and December 31, 2003.

On December 19, 2002, the Company, through its subsidiary Trust II, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities pay interest at a floating rate of 4.66%. As part of the private placement, the Company entered into an interest rate swap agreement with the placement agent, where the Company is required to pay a fixed rate of 6.88% on a notional amount of $25 million and will receive a floating rate equal to that being paid in the Trust II securities.

On February 19, 2003, the Company, through its subsidiary Trust III, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.55%.

On March 19, 2003, the Company, through its subsidiary Trust IV, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.75%.

The board of directors of the Company adopted a Stock Repurchase Program on October 29, 2002. The Company is empowered to repurchase up to $25.0 million worth of outstanding common stock. No shares have been repurchased under this plan. If the Company repurchases shares, the repurchased shares will be available for later reissue in connection with future stock dividends, dividend reinvestment plans, employee benefit plans, and other general corporate purposes.

On May 31, 2002, the Company completed a 3-for-2 split of its common stock. All share information on the financial statements of the Company has been adjusted accordingly.

On May 15, 2003, the Company completed a 2-for-1 split of its common stock. All share information on the financial statements of the Company has been adjusted accordingly.

At December 31, 2003, the Company had outstanding rate-lock commitments to lend $2.9 billion in mortgage loans, along with outstanding commitments to make other types of loans totaling $142.1 million. Because such commitments may expire without being drawn upon, they do not necessarily represent future cash commitments. Also, as of December 31, 2003, the Company had outstanding commitments to sell $3.7 billion of mortgage loans. These commitments will be funded within 90 days. Total commercial and consumer unused collateralized lines of credit totaled $2.0 billion at December 31, 2003. Such commitments include $1.6 billion in unused warehouse lines of credit to various mortgage companies at December 31, 2003.

The Company is expanding its banking operations through the Michigan and Indiana and is expecting to open 25 new banking centers and 64 new home loan centers during 2004. The expansion of the banking network is funded from the Company's ongoing operations and reduces the Company's capital resources. The Company expects that the new banking centers will be profitable in 12 to 18 months, and until that time, the new banking centers will increase the Company's costs of operation.

ACCOUNTING AND REPORTING DEVELOPMENTS

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in the amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Company on January 1, 2003 has not had a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46), "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises of variable interest entities that possess certain characteristics as defined within the interpretation. However, in December 2003, the FASB issued Interpretation No. 46(R) ("FIN 46(R)"), which revises FIN 46 and is intended to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46(R) requires the deconsolidation of trust preferred security subsidiaries. FIN 46(R) grants the companies the option to adopt its provisions as of the end of the first period ending after December 31, 2003 or elect to defer until the first period ending after March 15, 2004. As of December 31, 2003, the Company has decided to defer the application of FIN 46(R) until March 15, 2004. Management believes the adoption of FIN 46(R) in the first quarter of 2004 will have an immaterial impact on the financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149) which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. The adoption of this rule did not have a material impact on the Company's results of operations or financial condition.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150) and was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of this rule had no impact on the Company's results of operations or financial condition.

IMPACT OF INFLATION AND CHANGING PRICES. The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In its home lending operations, the Company is exposed to market risk in the form of interest rate risk from the time the interest rate on a mortgage loan application is committed to by the Company through the time the Company sells or commits to sell the mortgage loan. On a daily basis, the Company analyzes various economic and market factors and, based upon these analyses, projects the amount of mortgage loans it expects to sell for delivery at a future date. The actual amount of loans sold will be a percentage of the number of mortgage loans on which the Company has issued binding commitments (and thereby locked in the interest rate) but has not yet closed ("pipeline loans") to actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resultant mismatching of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, the Company will not have made commitments to sell these additional pipeline loans and may incur losses upon their sale as the market rate of interest will be higher than the mortgage interest rate committed to by the Company on such additional pipeline loans. To the extent that the hedging strategies utilized by the Company are not successful, the Company's profitability may be adversely affected.

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies that govern the application of generally accepted accounting principles in the preparation of the financial statements. The significant accounting policies of the Company are discussed in the footnotes to the consolidated financial statements. Application of these accounting policies involves judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances.

The Company believes that the following topics involve critical areas of the Company's operations and the accounting policies associated with these areas requires the most significant judgments, assumptions and estimates.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of credit losses inherent in the Company's investment loan portfolio at the report date. The estimate is a composite of a variety of factors including past experience, collateral value, and the general economy. The allowance includes a specific portion, a formula driven portion, and a general nonspecific portion. The collection and ultimate recovery of the book value of the collateral, in most cases, is beyond the Company's control.

Mortgage Servicing Rights. Determining the fair value of mortgage servicing rights involves a calculation of the present value of a set of market driven and MSR specific cash flows. We are forced to make conclusions about future market conditions including interest rates in order to complete the analysis. Our model calculates a fair value based upon variables but does not and can not take into account the actual price our specific MSR could be sold at in a fair exchange. We do allow the portfolio to be valued by an outside valuation expert not less than annually but interim valuations could become materially misstated.

Derivative Accounting. In its home lending operation, the Company enters into commitments to originate loans at certain prices and rates. The Company also sells forward mortgage-backed securities into the secondary market. In accordance with FASB 133, the Company carries these commitments at market value.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)

CRITICAL ACCOUNTING POLICIES (continued)

The process of recording these commitments at fair value has the effect of recording the eventual gain or loss on the sale of these loans before it actually happens. This estimation process may be prone to error and therefore could misstate the Company's true position.

Secondary Marketing Reserve. The Company maintains a reserve against future losses created by the repurchase of mortgage loans previously sold to the secondary market. The reserve is recorded at a level based upon management's analysis of the potential for repurchase of loans sold during the prior sixty-month period. There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the reserve, or that subsequent evaluation, in light of the factors then-prevailing, will not require increases to the reserve.

ITEM 8. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Flagstar Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company implemented Derivatives Implementation Group Issue Number C 13 (DIG C13) pertaining to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" on September 30, 2002.

/s/ GRANT THORNTON LLP
Southfield, Michigan
February 25, 2004

Flagstar Bancorp, Inc.
Consolidated Statements of Financial Condition
(in thousands)

	At December 31, 2003	At December 31, 2002
Assets		
Cash and cash equivalents	$ 148,417	$ 126,969
Mortgage backed securities held to maturity	30,678	39,110
Investment securities held to maturity	14,144	11,766
Mortgage loans available for sale	2,759,551	3,302,212
Investment loan portfolio	6,840,252	3,985,126
Less: allowance for losses	(36,017)	(37,764)
Investment loan portfolio, net	6,804,235	3,947,362
Federal Home Loan Bank stock	198,356	150,000
Total earning assets	9,806,964	7,450,450
Accrued interest receivable	46,883	43,279
Repossessed assets, net	36,778	45,094
Premises and equipment, net	161,057	149,630
Mortgage servicing rights	260,128	230,756
Other assets	109,966	166,608
Total assets	$10,570,193	$8,212,786
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 5,680,167	$4,373,889
Federal Home Loan Bank advances	3,246,000	2,222,000
Long term debt	151,100	99,750
Total interest bearing liabilities	9,077,267	6,695,639
Accrued interest payable	20,328	16,850
Undisbursed payments on loans serviced for others	475,261	595,206
Escrow accounts	178,472	148,194
Liability for checks issued	27,496	124,293
Federal income taxes payable	73,576	73,582
Other liabilities	63,110	140,076
Total liabilities	9,915,510	7,793,840
Commitments and Contingencies	—	—
Stockholders' Equity		
Common stock — $.01 par value, 80,000,000 shares authorized, 60,675,169 shares issued and outstanding at December 31, 2003; 59,189,254 shares issued and outstanding at December 31, 2002	607	592
Additional paid in capital	35,394	29,147
Accumulated other comprehensive income	2,173	—
Retained earnings	616,509	389,207
Total stockholders' equity	654,683	418,946
Total liabilities and stockholders' equity	$10,570,193	$8,212,786

The accompanying notes are an integral part of these statements.

Flagstar Bancorp, Inc.
Consolidated Statements of Earnings
(in thousands, except per share data)

	For the years ended December 31, 2003	2002	2001
Interest Income			
Loans and mortgage backed securities	$497,406	$439,819	$424,868
Other	13,779	10,293	13,903
Total	511,185	450,112	438,771
Interest Expense			
Deposits	138,625	126,977	191,595
FHLB advances	127,044	115,345	116,957
Other	42,814	21,558	16,489
Total	308,483	263,880	325,041
Net interest income	202,702	186,232	113,730
Provision for losses	20,081	27,126	25,572
Net interest income after provision for losses	182,621	159,106	88,158
Non-Interest Income			
Loan administration	(18,660)	(4,278)	(14,940)
Net gain on loan sales	357,276	192,612	191,733
Net gain on sales of mortgage servicing rights	67,302	14,474	2,231
Other fees and charges	51,843	31,613	26,395
Total	457,761	234,421	205,419
Non-Interest Expense			
Compensation and benefits	104,310	102,465	75,255
Occupancy and equipment	65,033	53,711	39,685
General and administrative	79,932	66,098	49,770
Total	249,275	222,274	164,710
Earnings before tax provision and cumulative effect of a change in accounting principle	391,107	171,253	128,867
Provision for federal income taxes	136,755	60,626	45,927
Earnings before cumulative effect of a change in accounting principle	254,352	110,627	82,940
Cumulative effect of a change in accounting principle	—	18,716	—
Net Earnings	$254,352	$129,343	$ 82,940
Earnings per share before cumulative effect of a change in accounting principle			
Basic	$ 4.25	$ 1.90	$ 1.50
Diluted	$ 3.99	$ 1.79	$ 1.39
Earnings per share from a cumulative effect of a change in accounting principle			
Basic	$ —	$ 0.32	$ —
Diluted	$ —	$ 0.30	$ —
Earnings per share			
Basic	$ 4.25	$ 2.22	$ 1.50
Diluted	$ 3.99	$ 2.09	$ 1.39

The accompanying notes are an integral part of these statements.

Flagstar Bancorp, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except per share data)

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2001	$534	$ 4,958	$ —	$191,337	$196,829
Net earnings	—	—	—	82,940	82,940
Stock options exercised	40	11,248	—	—	11,288
Tax benefit from stock-based compensation	—	5,460	—	—	5,460
Dividends paid ($0.09 per share)	—	—	—	(5,029)	(5,029)
Balance at December 31, 2001	574	21,666	—	269,248	291,488
Net earnings	—	—	—	129,343	129,343
Stock options exercised	18	4,872	—	—	4,890
Tax benefit from stock based compensation	—	2,609	—	—	2,609
Dividends paid ($0.12 per share)	—	—	—	(9,384)	(9,384)
Balance at December 31, 2002	592	29,147		389,207	418,946
Net earnings	—	—	—	254,352	254,352
Net unrealized gain on derivatives	—	—	2,173	—	2,173
Total comprehensive income	—	—	2,173	254,352	256,525
Issuance costs of Flagstar Capital Preferred Stock	—	(3,127)	—	—	(3,127)
Stock options exercised and grants issued, net	15	429	—	—	444
Tax benefit from stock-based compensation	—	8,945	—	—	8,945
Dividends paid ($0.50 per share)	—	—	—	(27,050)	(27,050)
Balance at December 31, 2003	$607	$35,394	$2,173	$616,509	$654,683

The accompanying notes are an integral part of these statements.

Flagstar Bancorp, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the years ended December 31, 2003	2002	2001
Operating Activities			
Net earnings	$ 254,352	$ 129,343	$ 82,940
Adjustments to net earnings to net cash used in operating activities			
Provision for losses	20,081	27,126	25,572
Depreciation and amortization	154,149	88,142	65,713
Net gain on the sale of assets	(3,787)	(3,495)	(1,286)
Net gain on loan sales	(357,276)	(192,612)	(191,733)
Net gain on sales of mortgage servicing rights	(67,302)	(14,474)	(2,231)
Proceeds from sales of loans available for sale	53,006,843	41,226,136	31,368,879
Origination and repurchase of loans, net of principal repayments	(54,720,261)	(43,716,268)	(32,836,032)
Increase in accrued interest receivable	(3,603)	(3,271)	(934)
Decrease (increase) in other assets	54,514	(47,592)	(28,525)
Increase (decrease) in accrued interest payable	3,478	(1,231)	(28,638)
Decrease liability for checks issued	(96,797)	(22,994)	98,624
(Decrease) increase in federal income taxes payable	(19,077)	7,703	(5,323)
Provision (benefit) for deferred federal income taxes	20,241	(11,705)	25,977
(Decrease) increase in other liabilities	(76,966)	27,379	33,214
Net cash used in operating activities	(1,831,411)	(2,507,813)	(1,393,783)
Investing Activities			
Net change in investment securities	(2,378)	(3,817)	(3,815)
Net change in mortgage backed securities	8,432	(39,110)	—
Origination of portfolio loans, net of principal repayments	(299,500)	1,246,834	937,417
Purchase of Federal Home Loan Bank stock	(48,356)	(21,600)	(29,600)
Proceeds from the disposition of repossessed assets	48,707	40,627	24,210
Acquisitions of premises and equipment	(43,257)	(35,682)	(52,694)
Increase in mortgage servicing rights	(497,340)	(478,456)	(488,829)
Proceeds from the sale of mortgage servicing rights	412,252	368,045	383,484
Net cash (used in) provided by investing activities	(421,440)	1,076,841	770,173
Financing Activities			
Net increase in deposit accounts	1,306,278	765,786	200,137
Net increase in Federal Home Loan Bank advances	1,024,000	251,495	237,160
Proceeds from the issuance of long term debt	51,350	25,000	—
Net (disbursement) receipt of payments of loans serviced for others	(119,946)	364,620	162,959
Net receipt of escrow payments	30,278	42,478	50,864
Proceeds from the exercise of stock options	444	4,890	5,827
Tax benefit from stock based compensation	8,945	2,609	5,460
Dividends paid to stockholders	(27,050)	(9,384)	(5,029)
Net cash provided by financing activities	2,274,299	1,447,494	657,378
Net increase in cash and cash equivalents	21,448	16,522	33,768
Beginning cash and cash equivalents	126,969	110,447	76,679
Ending cash and cash equivalents	$ 148,417	$ 126,969	$ 110,447
Supplemental disclosure of cash flow information:			
Loans receivable transferred to repossessed assets	$ 36,901	$ 43,317	$ 55,791
Total interest payments made on deposits and other borrowings	$ 305,005	$ 262,649	$ 353,680
Federal income taxes paid	$ 130,500	$ 72,000	$ 27,000
Loans available for sale transferred to held for investment	$ 2,613,355	$ 2,127,224	$ 349,895

Supplemental disclosures of non-cash financing information: During 2003, the Company recorded a net market value adjustment for interest rate swaps of $3,120 and issuance costs from the redemption of Flagstar Capital Preferred Stock of ($3,127).

The accompanying notes are an integral part of these statements.

Note 1 – Nature of Business

Flagstar Bancorp, Inc. ("Flagstar" or the "Company"), is the holding company for Flagstar Bank, fsb (the "Bank"), a federally chartered stock savings bank founded in 1987. With $10.6 billion in assets at December 31, 2003, Flagstar is the largest savings institution and second largest banking institution headquartered in Michigan.

Flagstar is a consumer-oriented financial services organization. The Company's principal business is obtaining funds in the form of deposits and borrowings and investing those funds in various types of loans. The acquisition or origination of single family mortgage loans is the Company's primary lending activity. The Company also originates consumer loans, commercial real estate loans, and non-real estate commercial loans.

The mortgage loans may be securitized and sold in order to generate mortgage servicing rights. The Company may also invests in a significant amount of its loan production in order to maximize the Company's leverage ability and to receive the interest spread between earning assets and paying liabilities. The Company also acquires funds on a wholesale basis from a variety of sources and services a significant volume of loans for others.

The Bank is a member of the Federal Home Loan Bank System ("FHLB") and is subject to regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

Note 2 – Corporate Structure

The Company conducts business through a number of wholly-owned subsidiaries in addition to the Bank. The additional subsidiaries of the Company include Douglas Insurance Agency, Inc. ("DIA"), Flagstar Commercial Corporation ("FCC"), Flagstar Credit Corporation ("Credit"), Flagstar Trust ("Trust"), Flagstar Statutory Trust II (Trust II), Flagstar Statutory Trust III ("Trust III"), Flagstar Statutory Trust IV ("Trust IV"), Flagstar Title Company ("Title"), and Flagstar Investment Group, Inc. ("Investment"). DIA acts as an agent for life insurance and property and casualty insurance companies. Credit participates in mortgage reinsurance agreements with various private mortgage insurance companies. FCC and Investment are inactive. Trust II is a Connecticut trust whose common stock is owned solely by the Company and in 2002 sold $25.0 million of trust preferred securities in a private transaction. Trust III and Trust IV are Delaware statutory trusts that each issued $25 million of trust preferred securities in privately placed transactions in February 2003 and March 2003, respectively. Title was a real estate title insurance agency, which operated in the state of Michigan, but was closed during December 2003.

Flagstar Trust ("Trust") issued 2.99 million shares of publicly-owned preferred securities (NYSE :FBC-O) in April of 1999. Trust is a Delaware trust whose common stock is solely owned by the Company. On January 21, 2004, we announced our intent to redeem all of the securities on April 30, 2004.

The Bank, the Company's primary subsidiary, is a federally chartered, stock savings bank headquartered in Troy, Michigan. The Bank owns four subsidiaries: FSSB Mortgage Corporation ("Mortgage"), Intermediate

Note 2 – Corporate Structure (continued)

Holding Company ("Holding"), Mid-Michigan Service Corporation ("Mid-Michigan"), and SSB Funding Corporation ("Funding"). Mortgage, Mid-Michigan, and Funding are currently inactive subsidiaries. Holding is the parent of Flagstar LLC ("LLC"). LLC purchases mortgage loans from the Bank and holds them for investment.

Flagstar Capital ("Capital") had issued publicly-owned preferred stock (NYSE:FBC-P) and was a real estate investment trust whose common stock was owned solely by Holding. Capital purchased mortgage loans from the Bank and held them for investment purposes. On June 30, 2003 we redeemed all of the preferred shares of Capital and the company was dissolved shortly thereafter.

Note 3 – Summary of Significant Accounting Policies

The following significant accounting policies of the Company, which are applied in the preparation of the accompanying consolidated financial statements, conform to accounting principals generally accepted in the United States and are generally practiced within the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and their subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in cash and cash equivalents.

Investment Securities Held to Maturity

Investment securities held to maturity are those securities which the Company has the ability and management has the positive intent to hold to maturity. Investment securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount. Declines in the fair value of securities below their cost that are deemed to be other than temporary, are reflected in earnings as realized losses.

Loans

Loans originated are designated to be part of the investment loan portfolio or available for sale during the origination process. Mortgage loans available for sale are carried at the lower of aggregate cost or estimated market value. Management periodically reviews the portfolio and makes necessary adjustments for market value. Loans are stated net of deferred loan origination fees or costs and loans in process. Interest Income on loans is recognized on the accrual basis based on the principal balance outstanding. Net unrealized losses are recognized in a valuation allowance that is charged to earnings. Gains or losses recognized upon the sale of loans are determined using the specific identification method. The investment loan portfolio is carried at

Note 3 – Summary of Significant Accounting Policies (continued)

amortized cost. The Company has both the intent and the ability to hold all loans held for investment for the foreseeable future.

Delinquent Loans

Residential property loans are considered to be delinquent when any payment of principal or interest is past due. While it is the goal of management to work out a satisfactory repayment schedule with a delinquent borrower, we will undertake foreclosure proceedings if the delinquency is not satisfactorily resolved. Our procedures regarding delinquent loans are designed to assist borrowers in meeting their contractual obligations. We customarily mail notices of past due payments to the borrower approximately 15, 30 and 45 days after the due date, and late charges are assessed in accordance with certain parameters. Our collection department makes telephone or personal contact with borrowers after a 30-day delinquency. In certain cases, we recommend that the borrower seeks credit counseling assistance and may grant forbearance if it is determined that the borrower is likely to correct a loan delinquency within a reasonable period of time. We cease the accrual of interest on loans that are more than 90 days delinquent. Such interest is recognized as income when collected.

Allowance for Loan Losses

Management believes the allowance is maintained at a level adequate to absorb losses inherent in the investment loan portfolio. Management determines the adequacy of the allowance by applying currently anticipated loss ratios to the risk ratings of loans both individually and by category. The projected loss ratios incorporate such factors as recent loss experience, current economic conditions, the risk characteristics of the various categories and concentrations of loans, transfer risk and other pertinent factors.

Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for losses and recoveries on loans previously charged off are added to the allowance. In addition, a specific provision is made for expected loan losses to reduce the recorded balances of loans receivable to their estimated net realizable value. Such specific provision is based on management's estimate of net realizable value considering the current operating or sales environment. These estimates of collateral value are particularly susceptible to market changes that could result in adjustments to the results of earnings in the future. Recovery of the carrying value of such loans or such loan or the underlying collateral is dependent to a great extent on economic, operating, and other conditions that may be beyond the Company's control. The Company considers its residential mortgage loan portfolio to represent a pool of smaller balance, homogeneous loans. Commercial, commercial real estate, construction, second mortgage, warehouse loan, and consumer loan portfolios are specifically reviewed for impairment.

The Company considers a loan impaired when it is probable, in the opinion of management, that interest and principal may not be collected according to the contractual terms of the loan agreement. Consistent with this definition, the Company considers all non-accrual loans (with exception of residential mortgages) to be impaired. Impaired loans that have risk characteristics that are unique to an individual borrower, are evaluated on a loan-by-loan basis. However, impaired loans that have risk characteristics in common with

Note 3 – Summary of Significant Accounting Policies (continued)

other impaired loans, (such as loan type, geographical location, or other characteristics that would cause the ability of the borrowers to meet contractual obligations to be similarly affected by changes in economic or other conditions), are aggregated and historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate are used as a means of measuring those impaired loans. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the allowance, or that subsequent evaluation, in light of the factors then-prevailing, will not require increases to the allowance.

FHLB Stock

The Bank owns investments in the Federal Home Loan Bank. No ready market exists for the stock and it has no quoted market value. The stock is redeemable at par and is carried at cost.

Repurchased Assets

Although all of the loans sold to the secondary market are done so on a non-recourse basis, the Company repurchased $46.3 million and $34.3 million in mortgage loans from secondary market investors during 2003 and 2002 respectively. Generally, for loans sold to the secondary market, the Company is responsible for certain representations and warranties regarding the adherence to underwriting and loan program guidelines. At December 31, 2003, the Company had sold $144.1 billion in loans to the secondary market over the previous 60 months. This volume of loan sales is $34.1 billion, or 31.0%, larger than the $110.0 billion sold in the 60 months preceding December 31, 2002. A repurchase may be required because of a loan's delinquent status or its non-compliance with the underwriting or loan program guidelines that it was initially sold under. Losses attributable to these repurchased loans were $12.0 million, $6.8 million, and $4.0 million in 2003, 2002, and 2001, respectively. All of these loans were sold within the prior sixty-month period, repurchased from secondary market investors, foreclosed on, and sold at a loss.

Secondary Marketing Reserve

The Company maintains a reserve against future losses created by the repurchase of mortgage loans previously sold to the secondary market. That loss reserve totals $10.3 million and $9.1 million at December 31, 2003 and 2002, respectively. The reserve is recorded at a level based upon management's analysis of the potential for repurchase of loans sold during the prior sixty-month period. There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the reserve, or that subsequent evaluation, in light of the factors then-prevailing, will not require increases to the reserve. The secondary marketing reserve is classified as other liabilities.

Note 3 - Summary of Significant Accounting Policies (continued)

Repossessed Assets

Repossessed assets include one-to-four family residential property, commercial property, and one-to-four family homes under construction. Repossessed assets include properties acquired through foreclosure that are transferred at fair value, less estimated selling costs, which represents the new recorded basis of the property. Subsequently, properties are evaluated and any additional declines in value are recorded in current period earnings. The amount the Company ultimately recovers from foreclosed assets may differ substantially from the net carrying value of these assets because of future market factors beyond the Company's control.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Office buildings - 31 years
Computer hardware and software - 3 to 5 years
Furniture, fixtures and equipment - 5 to 7 years
Automobiles - 3 years

Repairs and maintenance costs are expensed in the period they are incurred, unless they are covered by a maintenance contract, which is expensed equally over the stated term of the contract. The Company enters into contract when it is cost effective. Repairs and maintenance costs are included as part of occupancy and equipment expenses.

Mortgage Servicing Rights

The Company purchases and originates mortgage loans for sale to the secondary market, and sells the loans on either a servicing retained or servicing released basis. Servicing rights are recognized as assets at the time the loan is sold. The capitalized cost of retained servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. The expected period of the estimated net servicing income is based, in part, on the expected prepayment period of the underlying mortgages.

Mortgage servicing rights are periodically evaluated for impairment. For purposes of measuring impairment, mortgage-servicing rights are stratified based on predominant risk characteristics of the underlying serviced loans. These risk characteristics include loan type (fixed or adjustable rate), term (15 year, 20 year, 30 year or balloon), interest rate and date of loan acquisition. Impairment represents the excess of amortized cost of an individual stratum over its estimated fair value, and is recognized through a valuation allowance.

Fair values for individual stratum are based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors, which are subject to change over time. Changes in

Note 3 – Summary of Significant Accounting Policies (continued)

these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, to change significantly in the future.

Financial Instruments and Derivatives

The Company enters into certain financial instruments with off-balance sheet risk in the ordinary course of business to reduce its exposure to changes in interest rates. The Company uses traditional financial instruments such as interest rate lock commitments and forward sales commitments for this purpose. The Company policy allows the use of interest rate futures, interest rate swaps, or other hedging instruments to manage its exposure to interest rate risk. The Company does not retain interests in the loans it sells, nor does it enter into more volatile financial instruments such as leveraged derivatives or structured notes.

Derivative instruments are carried at fair value as either other assets or liabilities on the balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Bank designates the hedging instrument, based upon the exposure being hedged, as either a fair value hedge or a cash flow hedge. For derivative instruments designated and qualifying as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item (i.e. the ineffective portion), if any, is recognized in current earnings during the period of change.

The Company implemented Statement of Financial Accounting Standards No. 133, as amended, effective January 1, 2001. The cumulative effect of the adoption of Statement 133 was not material. On September 30, 2002, the Company implemented Derivatives Implementation Group Issue Number C 13 (DIG C 13). The implementation required the Company to record a $18.7 million after-tax cumulative change in accounting principle.

Preferred Stock of a Subsidiary

In February and March of 1998, Flagstar Capital Corporation offered to the public and sold 2,300,000 shares of its 8.50%, non-cumulative, Series A Preferred Shares, $25 par value per share, providing gross proceeds totaling $57.5 million. The Series A Preferred Shares were traded on the New York Stock Exchange under the symbol *"FBC-P"*. Capital used the net proceeds raised from the offering of the Series A Preferred Shares

Note 3 – Summary of Significant Accounting Policies (continued)

to acquire mortgage loans from the Bank. Capital was a real estate investment trust for federal income tax purposes.

On June 30, 2003, we redeemed all of the preferred shares of Capital and dissolved the company shortly thereafter.

Preferred Securities of Flagstar Trust

On April 27, 1999, the Company completed the sale of 2.99 million shares of trust preferred securities issued by Flagstar Trust, a Delaware trust and subsidiary of the Company. The securities pay interest at a rate of 9.50% per annum. The securities are traded on the New York Stock Exchange under the symbol *"FBC-O"*.

The preferred securities are generally not redeemable until April 27, 2004. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

On January 21, 2004, the Company announced its intent to redeem all of the preferred securities at $25.00 per share plus accrued interest.

Preferred Securities of Flagstar Trust II

On December 19, 2002, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust II, a Connecticut trust and subsidiary of the Company. The securities pay interest at a rate equal to three month LIBOR plus 3.25% per annum. The securities reprice quarterly. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

As part of the transaction, the Company entered into an interest rate swap with the placement agent, whereby the Company is required to pay 6.88% fixed rate on a notional amount of $25 million and will receive a floating rate equal to three month LIBOR plus 3.25%. The swap matures on December 26, 2007.

The preferred securities are generally not redeemable until December 26, 2007. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Preferred Securities of Flagstar Trust III

On February 19, 2003, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust III, a Delaware trust and subsidiary of the Company. The securities pay interest at an effective rate of 6.55% per annum, for the first five years and a floating rate thereafter. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

The preferred securities are generally not redeemable until February 26, 2008. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Note 3 – Summary of Significant Accounting Policies (continued)

Preferred Securities of Flagstar Trust IV

On March 19, 2003, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust IV, a Delaware trust and subsidiary of the Company. The securities pay interest at an effective rate of 6.75% per annum, for the first five years and a floating rate thereafter. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

The preferred securities are generally not redeemable until March 26, 2008. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is the sum of net income plus the change in the fair market value of the interest rate swaps classified as cash flow hedges, net of tax. The change in the fair market value of the interest rate swaps as December 31, 2003 was $2.2 million after a tax adjustment of $1.1 million. There were no components of accumulated other comprehensive income in 2002.

Federal Income Taxes

The Company accounts for federal income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable. The Company files a consolidated federal income tax return on a calendar year basis.

Loan Origination Fees, Commitment Fees and Related Costs

Loan fees received are accounted for in accordance with SFAS No. 91, "Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Mortgage loan fees and certain direct origination costs are capitalized. On loans available for sale, the net fee or cost is recognized at the time the loan is sold. For the investment loan portfolio, the deferred amount is accounted for as an adjustment to interest income in a manner that approximates the interest method.

Loan Sales

The Company sells its available for sale mortgage loans to secondary market investors on a non-recourse basis. At the time of the sale, the Company makes certain representations and warranties to the investor. Should an investor determine that a breach of such representation or warranty has occurred, the Company may be required to repurchase the loan from the investor. Such representations and warranties generally relate to the fact that the loan has been underwritten in accordance with the investor's guidelines and that the loan conforms to the laws of the state of origination. Gain or loss on the sales of loans is recognized upon the execution of a binding contract and receipt of a minimum down payment.

Note 3 – Summary of Significant Accounting Policies (continued)

Advertising costs

Advertising costs are expensed in the period they are incurred and are included as part of general and administrative expenses. Advertising expenses totaled $12.2 million, $9.0 million and $5.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock Repurchase Program

The Board of Directors of the Company adopted a Stock Repurchase Program on October 29, 2002. The Company was empowered to repurchase up to $25.0 million worth of outstanding common stock. No shares have been repurchased under this plan. If the Company repurchases shares, the repurchased shares will be available for later reissue in connection with future stock dividends, dividend reinvestment plans, employee benefit plans, and other general corporate purposes.

Stock-Based Compensation

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for transactions entered into during 1996 and thereafter. The Company elected to remain with the former method of accounting and has made the pro forma disclosures of net earnings and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the requirements of SFAS No. 148 effective December 31, 2002 with no material effect on its financial statements. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and has included the disclosure requirements of SFAS No. 148 in the accompanying Notes to the Financial Statements.

At December 31, 2003, the company has two stock-based employee compensation plans, which are described more fully in Note 26. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost related to the Stock Option Plan is reflected in net income, as all options granted under the Option Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123,

Note 3 – Summary of Significant Accounting Policies (continued)

Accounting for Stock-Based Compensation, to stock-based employee compensation. (in thousands, except per share data):

	For the years ended December 31, 2003	2002	2001
Net Earnings			
As reported	$254,352	$129,343	$82,940
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,283	1,489	807
Pro forma net earnings	$251,069	$127,854	$82,133
Basic earnings per share			
As reported	$ 4.25	$ 2.22	$ 1.50
Pro forma	$ 4.20	$ 2.19	$ 1.48
Diluted earnings per share			
As reported	$ 3.99	$ 2.09	$ 1.39
Pro forma	$ 3.94	$ 2.07	$ 1.38

The fair value of each option grant is estimated using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2003, 2002, and 2001, respectively: dividend yield of 2.20%, 1.60% and 1.60%; expected volatility of 57.25%, 44.29%, and 50.08%; a risk-free rate of 2.84%, 4.13%, and 5.11%; an expected life of 5.0 years; and a fair value per option of $6.37, $9.13 and $6.04.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that could then share in the earnings of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Summary of Significant Accounting Policies (continued)

The financial condition and results of operations of the Company are dependent to a significant degree upon appraisals of loan collateral, evaluations of creditworthiness of borrowers and assumptions about future events and economic conditions affecting interest rates. Recent history has demonstrated that these estimates and assumptions are subject to rapid change and such changes can materially affect the reported financial position and results of operations of the Company. Significant accounts where use of these estimates are more susceptible to change in the near term include the allowance for loan loss, the value of loans available for sale, the fair value of mortgage servicing rights, the fair value of derivatives, valuation of repossessed assets, secondary marketing reserves and fair value of financial instruments.

Reclassifications

Certain amounts within the accompanying consolidated financial statements and the related notes have been reclassified to conform to the 2003 presentation.

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in the amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Company on January 1, 2003 has not had a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises of variable interest entities that possess certain characteristics as defined within the interpretation. However, in December 2003, the FASB issued Interpretation No. 46(R) ("FIN 46(R)"), which revises FIN 46 and is intended to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46(R) requires the deconsolidation of trust preferred security subsidiaries. FIN 46(R) grants the companies the option to adopt its provisions as of the end of the first period ending after December 31, 2003 or elect to defer until the first period ending after March 15, 2004. As of December 31, 2003, the Company has decided to defer the application of FIN 46(R) until March 15, 2004. Management believes the adoption of FIN 46(R) in the first quarter of 2004 will not have a material impact on the financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149) which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging

Note 3 – Summary of Significant Accounting Policies (continued)

activities under SFAS 133. The adoption of this rule did not have a material impact on the Company's results of operations or financial condition.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150) and was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of this rule had no impact on the Company's results of operations or financial condition.

Note 4 – Mortgage-Backed Securities Held to Maturity

At December 31, 2003, the Company had invested $30.7 million in mortgage-backed securities. The single-family loans underlying these securities were originated by the Company. The exchange was made by the Company to allow for additional credit enhancements. These securities had a fair value equal to $31.8 million at December 31, 2003. At December 31, 2002, the Company had invested $39.1 million in mortgage-backed securities, which had a fair value equal to $41.5 million. The mortgage-backed securities have a maturity ranging from 2004 through 2029.

At December 31, 2003 $5.4 million of these mortgage-backed securities were pledged as collateral in an interest rate swap transaction completed in connection with the issuance of floating rate preferred securities by Flagstar Statutory Trust II (See Note 3).

Note 5 – Investment Securities Held to Maturity

The investment securities portfolio is summarized as follows at December 31, (in thousands):

	2003		2002	
Type	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Mutual Funds	$13,494	$13,494	$ 9,355	$ 9,355
U.S. Treasury Bonds	650	651	661	661
M.S.H.D.A. Bonds	—	—	1,750	1,790
Total	$14,144	$14,145	$11,766	$11,806

These securities are classified as held to maturity. The Company has invested in these securities because of interim investment strategies in trust subsidiaries, collateral requirements required in swap and deposit transactions, and CRA investment requirements. U.S. Treasury bonds in the amount of $550,000 are pledged as collateral in association of the issuance of the trust preferred securities issued by Trust II at December 31, 2003 and 2002.

Note 6 – Loans Available for Sale

At December 31, 2003, the Company had invested $2.8 billion in loans that it is in the process of selling into the secondary market. These loans had a fair value equal to $2.8 billion. The majority of these loans were originated or acquired in December 2003. During December 2003, the Company originated or acquired $2.6 billion in mortgage loans. At December 31, 2002, the Company had invested $3.3 billion in similar loans. The loans at December 31, 2002 had a fair value of $3.4 billion.

Note 7 – Investment Loan Portfolio

The investment loan portfolio is summarized as follows (in thousands):

	December 31, 2003	December 31, 2002
Mortgage loans	$5,478,200	$2,579,448
Second mortgage loans	141,010	214,485
Commercial real estate loans	548,392	445,270
Construction loans	58,323	54,650
Warehouse lending	346,780	558,782
Consumer loans	259,651	124,785
Commercial loans	7,896	7,706
Total	6,840,252	3,985,126
Less allowance for losses	(36,017)	(37,764)
Total	$6,804,235	$3,947,362

Activity in the allowance for losses is summarized as follows (in thousands):

	For the years ended December 31, 2003	2002	2001
Balance, beginning of period	$ 37,764	$ 27,769	$ 14,357
Provision charged to earnings	20,081	27,126	25,572
Charge-offs, net of recoveries	(21,828)	(17,131)	(12,160)
Balance, end of period	$ 36,017	$ 37,764	$ 27,769

The Company has no commitments to make additional advances on restructured or other non-performing loans. Loans on which interest accruals have been discontinued totaled approximately $58.3 million at December 31, 2003 and $81.6 million at December 31, 2002. Such interest is recognized as income when collected. Interest that would have been accrued on such loans totaled approximately $4.1 million, $6.5 million, and $6.1 million during 2003, 2002, and 2001, respectively. There are no loans greater than 90 days past due still accruing interest at December 31, 2003 and 2002.

Note 7 - Investment Loan Portfolio (continued)

At December 31, 2003, the recorded investment in impaired loans totaled $4.6 million and the average outstanding balance for the year ended December 31, 2003 was $5.4 million. No allowance for losses was required on these loans because the measured values of the loans exceeded the recorded investments in the loans. Interest income recognized on impaired loans during the years ended December 31, 2003, 2002 and 2001, was not significant. At December 31, 2002, the recorded investment in impaired loans totaled $9.2 million and the average outstanding balance for the year ended December 31, 2002, was $10.7 million.

Note 8 - FHLB Stock

Holdings of FHLB stock totaled $198.4 million and $150.0 million at December 31, 2003 and 2002, respectively. As a member of the FHLB, the Company is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater. Dividends received on the stock equaled $8.1 million, $8.3 million and $8.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 9 - Repurchased Assets

Since the majority of all the loans the Company originates are sold to the secondary market, the Company must provide assurances to the market that the data relied upon in the sales process is accurate, the loans have been originated under proper guidelines, and there is was no fraudulent data delivered. From time to time, the Company must repurchase loans it had previously sold to the market because of these representations even though the loans were sold on a non-recourse basis.

Net assets repurchased pending foreclosure totaled $12.0 million and $10.4 million at December 31, 2003 and 2002, respectively. Net repurchased assets are classified as other assets.

Activity in the secondary market reserve is summarized as follows (in thousands):

	For the years ended December 31,		
	2003	2002	2001
Balance, beginning of period	$ 9,084	$12,972	$ 9,399
Provision charged to earnings	8,716	(671)	5,490
Charge-offs, net of recoveries	(7,546)	(3,217)	(1,917)
Balance, end of period	$10,254	$ 9,084	$12,972

Note 10 – Repossessed Assets

Repossessed assets include the following (in thousands):

	December 31, 2003	December 31, 2002
One-to-four family properties	$36,649	$42,921
Commercial properties	129	2,173
Repossessed assets, net	$36,778	$45,094

Note 11 – Premises and Equipment

Premises and equipment balances are as follows (in thousands):

	December 31, 2003	December 31, 2002
Land	$ 21,577	$ 14,182
Office buildings	92,262	88,250
Computer hardware and software	103,523	84,567
Furniture, fixtures and equipment	45,538	35,736
Automobiles	370	374
Total	263,270	223,109
Less accumulated depreciation	(102,213)	(73,479)
	$ 161,057	$149,630

Depreciation expense amounted to approximately $31.1 million, $25.5 million, and $19.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company conducts a portion of its business from leased facilities. Lease rental expense totaled approximately $9.0 million, $7.2 million and $6.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. The following outlines the Company's minimum contractual lease obligations as of December 31, 2003 (in thousands):

2004	$ 6,823
2005	5,405
2006	3,206
2007	1,755
2008	724
Thereafter	1,229
Total	$19,142

Note 12 – Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans at December 31, 2003 and 2002, are summarized as follows (in thousands):

	December 31,	
Mortgage loans serviced for:	**2003**	**2002**
FHLMC and FNMA	$30,347,804	$21,476,796
FHLBI	34,667	82,926
GNMA	173	483
Other investors	12,435	26,592
Total	$30,395,079	$21,586,797

Not included in the above totals are $3.4 billion and $7.8 billion of mortgage loans at December 31, 2003 and 2002, respectively, that are being serviced on a temporary basis in connection with the sale of mortgage servicing rights.

Custodial accounts maintained in connection with the above mortgage servicing rights (including the above mentioned subservicing) were approximately $565.0 million and $693.6 million at December 31, 2003 and 2002, respectively. These amounts include payments for principal, interest, taxes, and insurance collected on behalf of the individual investor.

The following is an analysis of the changes in mortgage servicing rights (in thousands):

	For the years ended December 31,		
	2003	**2002**	**2001**
Balance, beginning of period	$230,756	$168,469	$106,425
Capitalization	497,340	478,456	488,829
Sales	(344,950)	(353,571)	(381,253)
Amortization	(123,018)	(62,598)	(45,532)
Balance, end of period	$260,128	$230,756	$168,469

At December 31, 2003, 2002, and 2001, the estimated fair value of the mortgage loan servicing portfolio was $410.6 million, $244.5 million and $244.3 million, respectively.

Note 13 – Deposit Accounts

The deposit accounts are as follows (in thousands):

	December 31, 2003	December 31, 2002
Demand accounts	$ 390,008	$ 401,517
Savings accounts	314,452	352,155
MMDA	1,320,635	575,411
Certificates of deposit	1,602,223	1,324,486
Total consumer direct deposits	3,627,318	2,653,569
Municipal deposits	899,123	807,665
National accounts	1,153,726	912,655
Total deposits	$5,680,167	$4,373,889

The Municipal deposits listed in this table include $752.0 million that are certificates of deposit with maturities typically less than one year and $147.1 million in checking and savings accounts.

Non-interest-bearing deposits included in the demand accounts balances at December 31, 2003 and 2002, were approximately $512.3 million and $232.2 million, respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $1.3 billion and $894.5 million at December 31, 2003 and 2002, respectively. The following table indicates the schedule maturities for certificates of deposit with a minimum denomination of $100,000 (in thousands):

	2003	2002
Three months or less	$ 454,294	$441,575
Over three months to six months	160,002	126,051
Over six months to twelve months	253,035	116,095
One to two years	158,764	96,235
Thereafter	265,745	114,507
Total	$1,291,840	$894,463

Note 13 - Deposit Accounts (continued)

The following schedules indicate the scheduled maturities of the Company's certificates of deposit by acquisition channel as of December 31, 2003 (in thousands):

	Consumer Direct	Municipal	National accounts	Total
Twelve months or less	$ 586,938	$700,699	$ 222,520	$1,510,157
One to two years	432,292	23,881	334,233	790,406
Two to three years	218,160	25,310	220,764	464,234
Three to four years	260,482	2,156	273,161	535,799
Four to five years	92,528	—	103,048	195,576
Thereafter	11,823	—	—	11,823
Total	$1,602,223	$752,046	$1,153,726	$3,507,995

Note 14 - FHLB Advances

The following indicates certain information related to the FHLB advances (in thousands):

	For the years ended December 31, 2003	2002	2001
Maximum outstanding at any month end	$3,320,000	$2,492,000	$2,319,093
Average balance	2,711,119	2,179,060	2,076,400
Average interest rate	4.69%	5.29%	5.63%

The Company has the authority and approval from the FHLB to utilize a total of $4.5 billion in collateralized borrowings. Advances at December 31, 2003, totaled $3.3 billion and carried a weighted rate of 4.25%. The following outlines the Company's advance maturity dates as of December 31, 2003 (in millions):

2004	$ 250
2005	520
2006	250
2007	400
2008	650
Thereafter	1,100
Total	$3,170

The remaining $76.0 million are daily adjustable rate advances. Pursuant to collateral agreements with the FHLB, advances are collateralized by non-delinquent single-family residential mortgage loans.

Note 15 - Long Term Debt

The following table presents long-term debt at December 31, (in thousands):

	2003	2002
Junior subordinated notes related to trust preferred securities		
Fixed 9.50% to be redeemed 2004(1)	$ 74,750	$74,750
Floating 3 month LIBOR plus 3.25%(2) (4.42% at December 31, 2003), matures 2032	25,000	25,000
Fixed 6.55%(3), matures 2033	25,000	—
Fixed 6.75%(3), matures 2033	25,000	—
Subtotal	149,750	99,750
Other Debt		
Fixed 7.00% due 2013	1,350	—
Total long-term debt	$151,100	$99,750

(1) On January 21, 2004, the Company announced its intent to redeem all of the preferred securities of Flagstar Trust on April 30, 2004. The securities will be redeemed at $25.00 per share plus accrued interest.

(2) As part of the transaction, the Company entered into an interest rate swap with the placement agent, whereas the Company is required to pay 6.88% fixed rate on a notional amount of $25 million and will receive a floating rate equal to three month LIBOR plus 3.25%. The swap matures on December 26, 2007.

(3) After five years the rate converts to a variable rate equal to 3 month LIBOR plus 3.25%.

The following table presents the aggregate annual maturities of long-term debt obligations (based on final maturity dates) at December 31, 2003 (in thousands):

2004	$ 74,775
2005	25
2006	25
2007	25
2008	25
Thereafter	76,225
Total	$151,100

Note 16 - Federal Income Taxes

Total federal income tax provision (benefit) is allocated as follows (in thousands):

	For the years ended December 31, 2003	2002	2001
Income from operations	$136,755	$60,626	$45,927
Cumulative effect of a change in accounting principle	—	10,078	—
Stockholders' equity, for the tax benefit from stock-based compensation	(8,945)	(2,609)	(5,460)
Stockholders' equity, for the tax effect of Other Comprehensive Income	1,170	—	—
	$128,980	$68,095	$40,467

Components of the provision for federal income taxes from operations consist of the following (in thousands):

	For the years ended December 31, 2003	2002	2001
Current provision	$118,854	$ 82,409	$19,950
Deferred provision (benefit)	17,901	(21,783)	25,977
	$136,755	$ 60,626	$45,927

The Company's effective tax rate differs from the statutory federal tax rate. The following is a summary of such differences (in thousands):

	For the years ended December 31, 2003	2002	2001
Provision at statutory federal income tax rate	$136,888	$59,939	$45,103
Increase (decrease) resulting from:			
Amortization of deposit premium	—	—	226
Other, net	(133)	687	598
Provision at effective federal income tax rate	$136,755	$60,626	$45,927

Note 16 – Federal Income Taxes (continued)

The details of the net tax liability are as follows (in thousands):

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Allowance for loan and other losses	$ 22,146	$ 22,558
Non-accrual interest	935	1,462
Purchase accounting valuation adjustments	39	33
Reserve for foreclosure losses	3,934	3,901
Mark-to-market adjustments on earning assets	3,427	13,681
Deferred compensation plan	1,921	—
Other	1,687	2,820
	34,089	44,455
Deferred tax liabilities:		
Mark-to-market adjustment – forward commitments	(2,446)	(6,189)
Unrealized hedging gains	(1,170)	—
Deferred loan costs and fees	(5,048)	(3,150)
Tax bad debt reserves	—	(313)
Premises and equipment	(5,866)	(5,769)
Mortgage loan servicing rights	(91,045)	(80,765)
Other	(653)	(1,337)
	(106,228)	(97,523)
Net deferred tax liability	(72,139)	(53,068)
Current federal income taxes payable	(1,437)	(20,514)
Income taxes payable	$ (73,576)	$(73,582)

Through December 31, 2003, the Company has taken into taxable income approximately $5.4 million of previously deducted tax bad debt reserves. A deferred tax liability had been provided relative to these reserves. The Company has not provided deferred income taxes for the Bank's pre-1988 tax bad debt reserves of approximately $4 million because it is not anticipated that this temporary difference will reverse in the foreseeable future. Such reserves would only be taken into taxable income if the Bank, or a successor institution, liquidates, redeems shares, pays dividends in excess of earnings and profits, or ceases to qualify as a bank for tax purposes.

Note 17 – Employee Benefit Plans

The Company maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 60% of their annual compensation up to a maximum of $12,000 annually. The Company currently provides a matching contribution up to 3% of an employee's annual compensation up to a maximum of

Note 17 – Employee Benefit Plans (continued)

$6,000. Participants that meet certain criteria are able to catch-up their contributions up to a maximum of $14,000 annually. The Company's contributions vest at a rate such that an employee is fully vested after five years of service. The Company's contributions to the plan for the years ended December 31, 2003, 2002, and 2001 were approximately $3.5 million, $3.1 million, and $1.6 million, respectively. The Company may also make discretionary contributions to the plan; however, none has been made.

The Company offers a deferred compensation plan to employees. The deferred compensation plan allows employees to defer up to 25% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of the Company. The Company has invested $5.2 million in Company Owned Life Insurance ("COLI") in order to offset its liability in its deferred compensation program. At December 31, 2003, the Company had a deferred liability to the participants of the compensation plan totaling $5.5 million.

Note 18 – Contingencies

The Company is involved in certain lawsuits incidental to its operations. Management, after review with its legal counsel, is of the opinion that settlement of such litigation will not have a material effect on the Company's financial condition.

A substantial part of the Company's business has involved the origination, purchase, and sale of mortgage loans. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions generally seeking civil statutory and actual damages and rescission under the federal Truth in Lending Act (the "TILL"), as well as remedies for alleged violations of various state unfair trade practices laws restitution or unjust enrichment in connection with certain mortgage loan transactions.

The Company has a substantial mortgage loan servicing portfolio and maintains escrow accounts in connection with this servicing. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions generally seeking declaratory relief that certain of the lenders' escrow account servicing practices violate the Real Estate Settlement Practices Act and breach the lenders' contracts with borrowers. Such claims also generally seek actual damages and attorney's fees.

In addition to the foregoing, mortgage lending institutions have been subjected to an increasing number of other types of individual claims and purported consumer class action claims that relate to various aspects of the origination, pricing, closing, servicing, and collection of mortgage loans and that allege inadequate disclosure, breach of contract, or violation of state laws. Claims have involved, among other things, interest rates and fees charged in connection with loans, interest rate adjustments on adjustable rate loans, timely release of liens upon payoffs, the disclosure and imposition of various fees and charge, and the placing of collateral protection insurance.

Note 18 - Contingencies (continued)

While the Company has had various claims similar to those discussed above asserted against it, management does not expect these claims to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Note 19 - Regulatory Capital Requirements

Flagstar Bank, fsb is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3.0%, and total risk-based capital (as defined) of 8.0%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1 total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003 and 2002, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios

Note 19 – Regulatory Capital Requirements (continued)

as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Tangible capital (to tangible assets)	$784,652	7.4%	$158,276	1.5%	N/A	N/A
Core capital (to adjusted tangible assets)	784,652	7.4%	316,553	3.0%	$527,588	5.0%
Tier I capital (to risk weighted assets)	784,652	12.9%	N/A	N/A	365,066	6.0%
Total capital (to risk weighted assets)	819,015	13.5%	486,622	8.0%	608,278	10.0%
As of December 31, 2002:						
Tangible capital (to tangible assets)	$551,219	6.7%	$122,857	1.5%	N/A	N/A
Core capital (to adjusted tangible assets)	551,219	6.7%	245,715	3.0%	$409,524	5.0%
Tier I capital (to risk weighted assets)	551,219	11.0%	N/A	N/A	300,264	6.0%
Total capital (to risk weighted assets)	601,110	12.0%	400,344	8.0%	500,440	10.0%

Note 20 – Concentrations of Credit

Properties collateralizing mortgage loans receivable were geographically disbursed throughout the United States. As of December 31, 2003, approximately 19.3% of these properties are located in Michigan (measured by principal balance), and another 49.6% were located in the states of California (20.9%), Colorado (6.5%), Washington (5.1%), Florida (5.1%), Texas (4.5%), Illinois (4.2%) and Ohio (3.3%). No other state contains more than 3% of the properties collateralizing these loans.

Note 21 – Related Party Transactions

The Company has and expects to have in the future, transactions with the Company's directors and principal officers. Such transactions were made in the ordinary course of business and included extensions of credit, and professional services. With respect to the extensions of credit, all were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in management's opinion, involve more than normal risk of collectibility or present other unfavorable features. At December 31, 2003, the balance of the loans attributable to directors and principal officers totaled $6.4 million, with the unused lines of credit totaling $14.9 million. At December 31, 2002, the balance of loans attributable to directors and principal officers totaled $20.6 million, with unused lines of credit totaling $5.8 million.

Note 22 - Derivative Financial Instruments

Available for sale loans and interest rate lock commitments

The Bank has interest rate exposure relative to its inventory of available for sale loans and its committed pipeline. The mortgage loan inventory is comprised of mortgage loans held by the Bank pending sale. The mortgage loan inventory is generally held on to for less than 30 days. The committed pipeline is comprised of loan applications in process where the Bank has provided an interest rate lock commitment ("IRLC") for a specified period, generally from 7 to 60 days.

The Bank's loan production consists primarily of fixed rate mortgages. Fixed rate mortgages, like other fixed rate debt instruments, are subject to a loss in value when market interest rates rise. The Bank is exposed to such losses from the time an IRLC is made to an applicant (or financial intermediary) to the time the related mortgage loan is sold. To manage this risk of loss, the Bank utilizes derivatives, primarily forward sales of mortgage loans. Certain of these transactions qualify as "fair value" hedges under SFAS 133. (See the following section titled "Accounting for Risk Management Activities" for further discussion.)

The Bank ensures that substantially all fixed rate mortgage loan inventory held for sale is covered at all times through corresponding forward sale commitments of mortgage loans.

The interest rate risk management of the committed pipeline is complicated by the fact that the ultimate percentage of applications that close within the terms of the IRLC is variable. The probability that the loan will fund within the terms of the IRLC is driven by a number of factors, in particular the change, if any, in mortgage rates subsequent to the lock date. In general, the probability increases if mortgage rates rise, and decreases if mortgage rates fall. This is due primarily to the relative attractiveness, or unattractiveness, of current mortgage rates compared to the applicant's committed rate. The probability that a loan will fund within the terms of the IRLC also is influenced by the source of the applications, age of the applications, purpose for the loans (purchase or refinance), and the application approval rate. The Bank has developed closing ratio estimates ("Fallout Ratios") using its historical data that take into account all of these variables, as well as renegotiations of rate and point commitments that tend to occur when mortgage rates fall. The Fallout Ratios are utilized to estimate the quantity of loans that will fund within the terms of the IRLCs.

To manage the interest rate risk associated with the committed pipeline, the Bank enters into forward sales of mortgage loans. As a general rule, the Bank enters into forward sales of mortgage loans in an amount equal to the portion of the committed pipeline expected to close, assuming no change in mortgage rates. The Bank reviews its committed pipeline and mortgage inventory risk profiles on a daily basis.

Note 22 – Derivative Financial Instruments (continued)

The following table summarizes the balance or notional amounts, as applicable, of mortgage loan inventory, committed pipeline and the related derivatives instruments at December 31, 2003.

	December 31, 2003	December 31, 2002
	(In millions)	
Mortgage loans inventory	$2,760	$3,302
Committed pipeline	2,885	7,206
Forward sales commitments	3,699	6,419

Accounting Issues

In general, the risk management activities connected with 95% or more of the fixed rate mortgage inventory has qualified as a "fair value" hedge under SFAS 133. The Bank recognized pre-tax losses of $10.7 million and pre-tax losses of $11.1 million, representing the ineffective portion of such fair value hedges of mortgage inventory, for the years ended December 31, 2003 and 2002, respectively. This amount along with the change in the fair value of the derivative instruments that were not designated as hedge instruments under SFAS 133 are included in gain on sale of loans in the statement of earnings. The derivative instruments that did not qualify as a hedge under SFAS 133 were primarily those used to manage the interest rate risk related to a portion of the Bank's adjustable rate and non-conforming mortgage inventory.

IRLCs are derivative instruments as defined by SFAS 133. As such, IRLCs are recorded at fair value with changes in fair value recognized in current period earnings (as a component of gain on sale of loans). The Bank estimates the fair value of an IRLC based on the change in estimated fair value of the underlying mortgage loan and the probability that the mortgage loan will fund within the terms of the IRLC. The change in fair value of the underlying mortgage loan is based upon quoted MBS prices. The change in fair value of the underlying mortgage loan is measured from the lock date. Therefore, at the time of issuance the estimated fair value of an IRLC is zero. (Subsequent to issuance, the value of an IRLC can be either positive or negative, depending on the change in value of the underlying mortgage loan). The Fallout Ratios are utilized to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. Because IRLCs are derivatives under SFAS 133, the associated risk management activities of the committed pipeline do not qualify for hedge accounting under SFAS 133. The "freestanding" derivative instruments that are used to manage the interest rate risk in the committed pipeline are marked to fair value and recorded as a component of gain on sale of loans in the statement of earnings.

Duration-matched Funding

In order to lengthen the effective duration of the funding source utilized for the acquisition of intermediate adjustable rate mortgages, the Company entered into a series of interest-rate swap contracts. The Interest rate swap contracts are agreements in which two parties periodically exchange floating-rate payments for fixed-rate payments based on a designated market rate or index and are applied to a specified notional

Note 22 - Derivative Financial Instruments (continued)

amount until a stated maturity. The hedged portfolio of certificates of deposit are primarily based on one-month LIBOR or three-month LIBOR. These contracts enable the Bank to convert a portion of its floating-rate, short-term certificate of deposits (30 to 180 days) to a fixed-rate, long-term source of deposits (36 to 60 months). The interest rate swap contracts are structured such that payments are based on a specified notional amount ($500 million) in which the Bank will pay a fixed-rate and will receive floating-rate payments. These transactions are designed as cash flow hedges under SFAS 133. The average interest rates as of December 31, 2003 for the fixed-rate and the floating-rate are 2.97% and 1.32%, respectively. At December 31, 2003, the hedge ineffectiveness was not significant.

Counterparty Credit Risk

The Bank is exposed to credit loss in the event of non-performance by the counterparties to its various derivative financial instruments. The Company manages this risk by selecting only well-established, financially strong counterparties, spreading the credit risk among many such counterparties, and by placing contractual limits on the amount of unsecured credit risk from any single counterparty.

Note 23 - Fair Value of Financial Instruments

SFAS No. 107 issued by the Financial Accounting Standards Board, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, where it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Because assumptions used in these valuation techniques are inherently subjective in nature, the estimated fair values cannot always be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument.

The fair value estimates presented herein are based on relevant information available to management as of December 31, 2003 and 2002. Management is not aware of any factors that would significantly affect these estimated fair value amounts. As these reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of the Company. Additionally, such amounts exclude intangible asset values such as the value of core deposit intangibles.

The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments and certain non-financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value.

Loans receivable: This portfolio consists of mortgage loans available for sale and investment, collateralized commercial lines of credit, commercial real estate loans, builder development project loans, consumer credit obligations, and single-family home construction loans. Mortgage loans available for sale and investment are

Note 23 - Fair Value of Financial Instruments (continued)

valued using fair values attributable to similar mortgage loans. The fair value of the other loans are valued based on the fair value of obligations with similar credit characteristics.

Investment securities: The carrying amount of other investments approximates fair value.

FHLB stock: No secondary market exists for FHLB stock. The stock is bought and sold at par by the FHLB. The recorded value, therefore, is the fair value. The amount of stock required to be purchased is based on total assets and is determined annually.

Deposit Accounts: The fair value of demand deposits and savings accounts approximates the carrying amount. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

FHLB Advances: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of the existing debt.

Long Term Debt: The preferred securities of Flagstar Trust are traded on the New York Stock Exchange under the symbol *"FBC-O"*. The trust preferred securities of Trust II, Trust III and Trust IV are classified here.

Other Liabilities: Included in other liabilities is the preferred stock of Flagstar Capital This preferred stock is traded on the New York Stock Exchange under the symbol *"FBC-P"*.

Mortgage Servicing Rights: See Note 3 for a description of the method used to value the mortgage servicing rights.

Financial instruments with off-balance-sheet risk: The fair value of financial futures contracts, forward delivery contracts and fixed-rate commitments to extend credit are based on current market prices.

Note 23 – Fair Value of Financial Instruments (continued)

The following tables set forth the fair value of the Company's financial instruments (in thousands):

	December 31,			
	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial instruments:				
Assets:				
Cash and cash equivalents	$ 148,417	$ 148,417	$ 126,969	$ 126,969
Mortgage loans available for sale	2,759,551	2,796,657	3,302,212	3,372,210
Investment loan portfolio and MBS	6,870,930	6,920,606	4,024,236	4,212,710
FHLB stock	198,356	198,356	150,000	150,000
Other investments	14,144	14,145	11,766	11,806
Liabilities:				
Retail deposits:				
Demand deposits and savings accounts	(2,025,095)	(2,025,095)	(1,329,083)	(1,333,346)
Certificates of deposit	(1,602,223)	(1,634,582)	(1,324,486)	(1,366,539)
Municipal deposits	(899,123)	(890,062)	(807,665)	(800,682)
Wholesale certificates of deposit	(1,153,726)	(1,164,243)	(912,655)	(912,358)
FHLB advances	(3,246,000)	(3,326,498)	(2,222,000)	(2,380,233)
Long Term Debt	(151,100)	(151,500)	(99,750)	(99,750)
Other liabilities	—	—	(54,373)	(54,373)
Off-balance sheet items:				
Forward delivery contracts	(19,563)	(19,563)	(63,354)	(63,354)
Commitments to extend credit	14,440	14,440	8,781	8,781
Interest rate swaps	3,343	3,343	—	—

The Company enters into certain financial instruments with off-balance-sheet risk in the ordinary course of business to reduce its exposure to changes in interest rates. The Company utilizes only traditional financial instruments for this purpose and does not enter into instruments such as leveraged derivatives or structured notes. The financial instruments used for hedging interest rate risk include financial futures contracts and forward delivery contracts. The Company sells its loans in forward delivery contracts because the price

Note 23 - Fair Value of Financial Instruments (continued)

volatility is eliminated. A hedge is an attempt to reduce risk by creating a relationship whereby any losses on the hedged asset or liability are expected to be counterbalanced in whole or part by gains on the hedging financial instrument. Thus, market risk resulting from a particular off-balance-sheet instrument is normally offset by other on or off-balance-sheet transactions. The Company seeks to manage credit risk by limiting the total amount of arrangements outstanding, both by counterparty and in the aggregate, by monitoring the size and maturity structure of the financial instruments, by assessing the creditworthiness of the counterparty, and by applying uniform credit standards for all activities with credit risk.

Financial Instruments with Off-Balance-Sheet Risk

Notional principal amounts indicated in the following table represent the extent of the Company's involvement in particular classes of financial instruments and generally exceed the expected future cash requirements relating to the instruments.

	December 31,	
	2003	2002
	(In millions)	
Forward delivery contracts	$3,699	$6,419
Commitments to extend credit	3,027	7,299

All of the Company's financial instruments with off-balance sheet risk expire within one year.

Note 23 – Fair Value of Financial Instruments (continued)

Forward Delivery Contracts: Forward delivery contracts are entered into to exchange mortgage loans for mortgage backed securities and to sell mortgage-backed securities:

Forward Delivery Contracts

Forward Delivery Contracts: Forward delivery contracts are entered into to exchange mortgage loans for mortgage backed securities and to sell mortgage-backed securities:

	December 31,	
	2003	2002
	(In millions)	
Mortgage loan type:		
Fixed	$3,677	$6,417
Balloon	—	2
Variable	22	—
Total	$3,699	$6,419

Commitments to Extend Credit: The Company's exposure to credit loss for commitments to extend credit is represented by the contractual amount of those agreements. The Company uses the same credit policies in making funding commitments as it does for on-balance-sheet instruments. These commitments generally have fixed expiration dates or other termination clauses. Because commitments may expire without being drawn upon, the total contract amounts do not necessarily represent future cash requirements.

	December 31,	
	2003	2002
	(In millions)	
Single family mortgage	$2,885	$7,206
Other	142	93
Total	$3,027	$7,299
Fixed	$2,300	$6,967
Variable	727	332
Total	$3,027	$7,299

Note 24 – Segment Information

The Company's operations are broken down into two business segments: home lending and banking. Each business operates under the same banking charter, but is reported on a segmented basis for this report. Each of the business lines is complementary to each other. The banking operation includes the gathering of deposits and investing those deposits in duration-matched assets primarily originated by the home lending operation. The banking group holds these loans in the investment portfolio in order to earn spread income. On the other hand, the home lending operation involves the origination, packaging, and sale of mortgage loans in order to receive transaction income. The lending operation also services mortgage loans for others and sells MSRs into the secondary market. Funding for the lending operation is provided by deposits and borrowings garnered by the banking group.

Following is a presentation of financial information by business for the period indicated.

	For the year ended December 31, 2003			
	Banking Operation	Home Lending Operation	Eliminations	Combined
	(In thousands)			
Revenues	$ 208,579	$ 451,884	$ —	$ 660,463
Earnings before income taxes	100,447	290,660	—	391,107
Depreciation and amortization	7,023	147,111	—	154,134
Capital expenditures	18,671	23,872	—	42,543
Identifiable assets	8,466,397	3,353,796	(1,250,000)	10,570,193
Intersegment income (expense)	12,327	(12,327)	—	—

Note 24 – Segment Information (continued)

	For the year ended December 31, 2002			
	Banking Operation	Home Lending Operation	Eliminations	Combined
	(In thousands)			
Revenues	$ 156,660	$ 263,993	$ —	$ 420,653
Earnings before income taxes	85,130	86,123	—	171,253
Depreciation and amortization	13,267	74,851	—	88,118
Capital expenditures	12,413	23,208	—	35,621
Identifiable assets	4,725,609	4,117,393	(630,216)	8,212,786
Intersegment income (expense)	9,252	(9,252)	—	—

	For the year ended December 31, 2001			
	Banking Operation	Home Lending Operation	Eliminations	Combined
	(In thousands)			
Revenues	$ 94,900	$ 224,249	$ —	$ 319,149
Earnings before income taxes	41,669	87,198	—	128,867
Depreciation and amortization	4,470	61,239	—	65,709
Capital expenditures	8,064	44,672	—	52,736
Identifiable assets	3,264,606	4,034,033	(661,842)	6,636,797
Intersegment income (expense)	2,048	(2,048)	—	—

Revenues are comprised of net interest income (before the provision for credit losses) and non-interest income. Non-interest expenses are fully allocated to each segment. The intersegment income (expense) consists of interest expense incurred for intersegment borrowing.

Note 25 – Earnings Per Share

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the year ended December 31, 2003 (in thousands):

	Earnings (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings	$254,352	59,811	$ 4.25
Effect of options	—	3,920	(0.26)
Diluted earnings	$254,352	63,731	$ 3.99

Note 25 – Earnings Per Share (continued)

In 2003, the Company had 207,000 options that were classified as anti-dilutive and are excluded from the EPS calculations.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the year ended December 31, 2002 (in thousands):

	Earnings (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings	$110,627		$ 1.90
Earnings from the cumulative effect of a change in accounting principle	18,716		0.32
Basic earnings	129,343	58,350	$ 2.22
Effect of options	—	3,512	(0.13)
Diluted earnings	$129,343	61,862	$ 2.09

In 2002, the Company had 1.4 million options that were classified as anti-dilutive and are excluded from the EPS calculations.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the year ended December 31, 2001 (in thousands):

	Earnings (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings	$82,940	55,446	$ 1.50
Effect of options	—	4,194	(0.11)
Diluted earnings	$82,940	59,640	$ 1.39

In 2001, the Company had no options that were classified as anti-dilutive.

Note 26 – Stock Option and Purchase Plans, and other Compensation Plans

In 1997, Flagstar's Board of Directors adopted resolutions to implement various stock option and purchase plans and incentive compensation plans in conjunction with the IPO common stock offering.

Stock Option Plan

The purpose of the Stock Option Plan ("Option Plan") is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan has a term of 10 years from the date of its approval in April 1997, after which no awards may be made. The Option Plan was amended in 1999 and again in 2002.

Note 26 – Stock Option and Purchase Plans, and other Compensation Plans (continued)

The Option Plan is accounted for in accordance with the provisions of APB No. 25, "Accounting for Stock Issued to Employees" and the Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock Based Compensation" which was amended by SFAS No. 148.

The following table summarizes the activity that occurred in the years ended December 31, 2003, 2002 and 2001:

	Weighted Average Exercise Price	Number of Options
Options outstanding at January 1, 2001	$ 2.92	7,817,500
Granted	4.97	1,129,950
Exercised	2.97	(3,654,224)
Canceled	4.33	(80,552)
Options outstanding at December 31, 2001	3.31	5,212,674
Granted	11.79	1,603,000
Exercised	3.16	(1,345,563)
Canceled	3.69	(28,937)
Options outstanding at December 31, 2002	5.84	5,441,174
Granted	14.64	1,099,094
Exercised	4.13	(1,033,951)
Canceled	8.41	(80,447)
Options outstanding at December 31, 2003	7.87	5,425,870

Note 26 - Stock Option and Purchase Plans, and other Compensation Plans (continued)

The following information pertains to the stock options issued pursuant to the Option Plan but not exercised at December 31, 2003:

Grant Price	Number of Options Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (years)	Number Exercisable at December 31, 2003
$ 1.76	355,013	6.50	107,375
1.96	999,563	4.00	329,063
2.89	77,022	0.34	77,022
3.20	183,738	6.06	48,734
4.32	20,744	4.05	20,744
4.77	16,200	4.70	16,200
4.83	330,958	7.06	60,954
5.01	647,745	5.57	125,409
5.29	221,646	5.49	221,646
5.32	1,800	5.39	1,800
6.06	9,000	5.13	9,000
11.80	1,472,531	6.66	539,682
12.27	882,934	9.21	—
24.72	206,976	9.50	—
	5,425,870		1,557,629

Stock Purchase Plan

Under the Employee Stock Purchase Plan ("Purchase Plan"), eligible participants, upon providing evidence of a purchase of the Company's common shares from any third party on the open market, receive a payment from the Company equal to 15% of the share price. The Purchase Plan includes limitations on the maximum reimbursement to a participant during a year. The Purchase Plan has not been designed to comply with the requirements of the Internal Revenue Code with respect to employee stock purchase plans. During 2003, 2002 and 2001, respectively, the Company spent approximately $43,900, $42,500, and $19,000 on the Purchase Plan.

Incentive Compensation Plan

The Incentive Compensation Plan ("Incentive Plan") is administered by the compensation committee of the Company's Board of Directors. Each year they decide which employees of the Company will be eligible to participate in the Incentive Plan and the size of the bonus pool. During 2003, 2002 and 2001 all members of the executive management team were included in the Incentive Plan. The Company spent $5.4 million,

Note 26 – Stock Option and Purchase Plans, and other Compensation Plans (continued)

$3.3 million and $2.0 million on the Incentive Plan for the years ended December 31, 2003, 2002 and 2001, respectively.

Incentive Stock Plan

Under the 2000 Incentive Stock Plan ("Stock Plan"), participants are issued common shares of the Company stock as compensation. The Company incurred expenses of approximately $833,000, $1.0 million and $618,000 on the Stock Plan, during 2003, 2002 and 2001, respectively. The Stock Plan was approved by the Company's Board of Directors on June 19, 2000.

Note 27 – Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in 2003, 2002, and 2001 (in thousands, except earnings per share data) (certain per share results have been adjusted to conform the 2003 presentation):

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$124,792	$126,323	$135,185	$124,885
Interest expense	71,238	75,239	81,494	80,512
Net interest income	53,554	51,084	53,691	44,373
Provision for losses	7,887	6,772	3,355	2,067
Net interest income after provision for losses	45,667	44,312	50,336	42,306
Loan administration	(25,609)	(13,056)	7,462	12,543
Net gain on loan sales	89,247	154,256	91,665	22,108
Net gain on MSR sales	1,261	320	44,619	21,102
Other non-interest income	10,678	11,387	11,655	18,123
Non-interest expense	57,571	65,489	65,963	60,252
Earnings before income taxes	63,673	131,730	139,774	59,930
Provision for income taxes	22,346	46,150	49,000	19,259
Net earnings	$ 41,327	$ 85,580	$ 90,774	$ 36,671
Basic earnings per share	$ 0.70	$ 1.44	$ 1.51	$ 0.60
Diluted earnings per share	$ 0.66	$ 1.34	$ 1.42	$ 0.57

Note 27 – Quarterly Financial Data (Unaudited) (continued)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$114,821	$109,152	$113,175	$112,964
Interest expense	65,663	62,622	67,050	68,545
Net interest income	49,158	46,530	46,125	44,419
Provision for losses	7,768	3,183	6,462	9,713
Net interest income after provision for losses	41,390	43,347	39,663	34,706
Loan administration	780	5,508	(793)	(9,773)
Net gain on loan sales	50,418	24,711	42,385	75,098
Net gain on MSR sales	650	10,179	2,935	710
Other non-interest income	6,457	5,840	7,262	12,054
Non-interest expense	60,268	48,772	50,305	62,929
Earnings before tax provision and cumulative effect of a change in accounting principle	39,427	40,813	41,147	49,866
Provision for income taxes	13,904	14,395	14,527	17,800
Earnings before a cumulative effect of a change in accounting principle	25,523	26,418	26,620	32,066
Cumulative effect of a change in accounting principle	—	—	18,716	—
Net earnings	$ 25,523	$ 26,418	$ 45,336	$ 32,066
Earnings per share before cumulative effect of a change in accounting principle				
Basic	$ 0.45	$ 0.45	$ 0.45	$ 0.55
Diluted	$ 0.42	$ 0.43	$ 0.43	$ 0.51
Earnings per share from cumulative effect of a change in accounting principle				
Basic	—	—	$ 0.32	—
Diluted	—	—	$ 0.30	—
Net earnings per share — Basic	$ 0.45	$ 0.45	$ 0.77	$ 0.55
Net earnings per share — Diluted	$ 0.42	$ 0.43	$ 0.73	$ 0.51

Note 27 – Quarterly Financial Data (Unaudited) (continued)

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$112,075	$108,564	$108,233	$109,899
Interest expense	86,761	84,476	79,121	74,683
Net interest income	25,314	24,088	29,112	35,216
Provision for losses	4,074	4,105	1,180	16,213
Net interest income after provision for losses	21,240	19,983	27,932	19,003
Loan administration	581	(5,776)	(4,244)	(5,501)
Net gain on loan sales	26,122	47,072	46,600	71,939
Net gain on MSR sales	1,428	(258)	737	324
Other non-interest income	4,699	6,663	7,800	7,233
Non-interest expense	35,312	40,498	40,555	48,345
Earnings before income taxes	18,758	27,186	38,270	44,653
Provision for income taxes	6,861	9,690	13,703	15,673
Net earnings	$ 11,897	$ 17,496	$ 24,567	$ 28,980
Basic earnings per share	$ 0.23	$ 0.32	$ 0.45	$ 0.50
Diluted earnings per share	$ 0.21	$ 0.30	$ 0.41	$ 0.47

Note 28 – Holding Company Only Financial Statements

The following are unconsolidated financial statements for the Company. These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Flagstar Bancorp, Inc.
Condensed Unconsolidated Statements of Financial Condition
(In thousands)

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 2,475	$ 3,353
Investment in subsidiaries	799,961	516,473
Deferred tax benefit	4	1,158
Other assets	4,910	3,790
Total assets	$807,350	$524,774
Liabilities and Stockholders' Equity		
Liabilities		
Junior subordinated debentures	$154,390	$102,836
Total interest paying liabilities	154,390	102,836
Other liabilities	450	2,992
Total liabilities	154,840	105,828
Stockholders' Equity		
Common stock	607	592
Additional paid in capital	35,394	29,147
Retained earnings	616,509	389,207
Total stockholders' equity	652,510	418,946
Total liabilities and stockholders' equity	$807,350	$524,774

Note 28 – Holding Company Only Financial Statements (continued)

Flagstar Bancorp, Inc.
Condensed Unconsolidated Statements of Earnings
(In thousands)

	For the years ended December 31, 2003	2002	2001
Income			
Dividends from subsidiaries	$ 24,000	$ 6,000	$ 8,000
Interest	1,515	234	220
Total	25,515	6,234	8,220
Expenses			
Interest	13,107	7,353	7,321
General and administrative	1,683	809	1,459
Total	14,790	8,162	8,780
Earnings before undistributed earnings of subsidiaries	10,725	(1,928)	(560)
Equity in undistributed earnings of subsidiaries	238,981	128,503	80,505
Earnings before federal income tax benefit	249,706	126,575	79,945
Federal income tax benefit	(4,646)	(2,768)	(2,995)
Net earnings	$254,352	$129,343	$82,940

Note 28 – Holding Company Only Financial Statements (continued)

Flagstar Bancorp, Inc.
Condensed Unconsolidated Statements of Cash Flows
(In thousands)

	For the years ended December 31, 2003	2002	2001
Operating Activities			
Net earnings	$ 254,352	$ 129,343	$ 82,940
Adjustments to reconcile net earnings to net cash provided by operating activities			
Equity in undistributed earnings	(238,981)	(128,503)	(80,505)
Change in other assets	(1,130)	(723)	227
Provision for deferred tax benefit	1,154	6,655	(2,995)
Change in other liabilities	(2,542)	(1,095)	4,053
Net cash provided by operating activities	12,853	5,677	3,720
Investing Activities			
Net change in other investments	10	(561)	—
Net change in investment in subsidiaries	(47,634)	(30,019)	(11,576)
Net cash used in investment activities	(47,624)	(30,580)	(11,576)
Cash Flows From Financing Activities			
Proceeds from the issuance of junior subordinated debentures	51,554	25,774	—
Net proceeds from common stock issued	—	—	417
Proceeds from exercise of stock options and grants issued	444	4,890	10,869
Tax benefit from stock options exercised	8,945	2,609	5,460
Dividends paid	(27,050)	(9,384)	(5,029)
Net cash provided by financing activities	33,893	23,889	11,717
Net (decrease) increase in cash and cash equivalents	(878)	(1,014)	3,862
Cash and cash equivalents at beginning of period	3,353	4,367	505
Cash and cash equivalents at end of period	$ 2,475	$ 3,353	$ 4,367

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the section captioned "Proposal 1 — Election of Directors" in the Company's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference. Reference is also made to the information appearing in Part I — "Executive Officers," which is incorporated herein by reference.

The information required by this Item pursuant to Item 405 of Regulation S-K will appear under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

Information required by this Item pursuant to Item 401(h) and 401(i) of Regulation S-K relating to an audit committee financial expert and identification of the Audit Committee of our Board of Directors will appear under the heading "Meetings and Committees and Compensation of Directors" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics, which also applies to our directors and all of our officers and employees, can be found on our web site, which is located at www.flagstar.com. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our web site.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections of the Proxy Statement captioned "Meetings and Committees and Compensation of Directors", "Executive Compensation and Other Benefits", "Report of the Compensation Committee", and "Stock Performance Graph".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned "Outstanding Voting Securities."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned "Election of Directors", "Meetings and Committees and Compensation of Directors" and "Certain Transactions".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section of our Proxy Statement captioned "Independent Auditors".

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS

(a) The following documents are filed as a part of this report:

Exhibit No.	Description
1.	Financial Statements. The following consolidated financial statements of the Company are included this Form 10-K under Item 8: Management's Report Report of Independent Certified Public Accountant Consolidated Statements of Financial Condition — December 31, 2003 and 2002. Consolidated Statements of Earnings for the years ended December 31, 2003, 2002, and 2001 Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001 Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002, and 2001 Notes to Consolidated Financial Statements
3.1	Restated Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
3.2	Bylaws of the Company (previously filed as Exhibit 3.2 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.1	Form of Employment Agreements separately entered into between Flagstar Bank and each of Messrs. Thomas Hammond, Mark Hammond, Rondeau, and Carrie and Mrs. Hammond and Mrs. Anderson (previously filed as Exhibit 10.4 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.2	First Amended Employee Stock Option and Appreciation Rights Plan of Flagstar Bank, as amended and restated (previously filed as Exhibit 10.5 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.3	Deferred Compensation Plan of Flagstar Bank (previously filed as Exhibit 10.7 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.4	Flagstar Bancorp, Inc. 1997 Employees and Directors Stock Option Plan as amended (previously filed as Exhibit 10.2 to the Company's Form S-1 Registration Statement, and incorporated herein by reference).
10.5	Flagstar Bank 401(k) Plan (previously filed as Exhibit 4.1 to the Company's Form S-3 Registration Statement, dated April 30, 1999, and incorporated herein by reference).
10.6	Flagstar Bancorp, Inc. 2000 Stock Incentive Plan as amended (previously filed as Exhibit 4.1 to the Company's Form S-3 Registration Statement, dated May 30, 2002, and incorporated herein by reference).
21.	List of Subsidiaries of the Company.
31.1	Certification of Chief Executive Officer
31.2	Certification of Chief Financial Officer
32.1	Section 906 Certification, as furnished by the Chief Executive Officer pursuant to SEC Release No. 34-47551
32.2	Section 906 Certification, as furnished by the Chief Financial Officer pursuant to SEC Release No. 34-47551

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS (continued)

(b) Other than certain information furnished as Regulation F-D disclosure under Items 9 and 12 of Form 8-K, the Company submitted no Current Reports on Form 8-K during the fourth Quarter of 2003, and therefore does not include any such reports as exhibits to this Annual Report on Form 10-K.

Flagstar Bancorp, Inc., will furnish to any stockholder a copy of any of the exhibits listed above upon written request and upon payment of a specified reasonable fee, which fee shall be equal to the Company's reasonable expenses in furnishing the exhibit to the stockholder. Requests for exhibits and information regarding the applicable fee should be directed to: Michael W. Carrie, Executive Director, at the address of the principal executive offices set forth on the cover of this Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2004.

FLAGSTAR BANCORP, INC.

By: /s/ MARK T. HAMMOND
Mark T. Hammond
President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2004.

SIGNATURE	TITLE
By: /s/ THOMAS J. HAMMOND Thomas J. Hammond	Chairman of the Board
By: /s/ MARK T. HAMMOND Mark T. Hammond	Vice Chairman of the Board, President, and Chief Executive Officer
By: /s/ MICHAEL W. CARRIE Michael W. Carrie	Director, Executive Director, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
By: /s/ KIRSTIN A. HAMMOND Kirstin A. Hammond	Executive Director and Director
By: /s/ ROBERT O. RONDEAU, JR. Robert O. Rondeau, Jr.	Executive Director and Director
By: /s/ CHARLES BAZZY Charles Bazzy	Director
By: /s/ JAMES D. COLEMAN James D. Coleman	Director
By: /s/ RICHARD S. ELSEA Richard S. Elsea	Director
By: /s/ DAVID V. JOHNSON David V. Johnson	Director
By: /s/ C. MICHAEL KOJAIAN C. Michael Kojaian	Director
By: /s/ JOHN R. KERSTEN John R. Kersten	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Financial Statements. The following consolidated financial statements of the Company are included this Form 10-K under Item 8: Management's Report Report of Independent Certified Public Accountant Consolidated Statements of Financial Condition — December 31, 2003 and 2002 Consolidated Statements of Earnings for the years ended December 31, 2003, 2002, and 2001 Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001 Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002, and 2001 Notes to Consolidated Financial Statements
3.1	Restated Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
3.2	Bylaws of the Company (previously filed as Exhibit 3.2 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.1	Form of Employment Agreements separately entered into between Flagstar Bank and each of Messrs. Thomas Hammond, Mark Hammond, Rondeau, and Carrie and Mrs. Hammond and Mrs. Anderson (previously filed as Exhibit 10.4 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.2	First Amended Employee Stock Option and Appreciation Rights Plan of Flagstar Bank, as amended and restated (previously filed as Exhibit 10.5 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.3	Deferred Compensation Plan of Flagstar Bank (previously filed as Exhibit 10.7 to the Company's Form S-1 Registration Statement and incorporated herein by reference).
10.4	Flagstar Bancorp, Inc. 1997 Employees and Directors Stock Option Plan as amended (previously filed as Exhibit 10.2 to the Company's Form S-1 Registration Statement, and incorporated herein by reference).
10.5	Flagstar Bank 401(k) Plan (previously filed as Exhibit 4.1 to the Company's Form S-3 Registration Statement, dated April 30, 1999, and incorporated herein by reference).
10.6	Flagstar Bancorp, Inc. 2000 Stock Incentive Plan as amended (previously filed as Exhibit 4.1 to the Company's Form S-3 Registration Statement, dated May 30, 2002, and incorporated herein by reference).
21.	List of Subsidiaries of the Company.
31.1	Certification of Chief Executive Officer
31.2	Certification of Chief Financial Officer

EXHIBIT NO.	DESCRIPTION
32.1	Section 906 Certification, as furnished by the Chief Executive Officer pursuant to SEC Release No. 34-47551
32.2	Section 906 Certification, as furnished by the Chief Financial Officer pursuant to SEC Release No. 34-47551

(b) Other than certain information furnished as Regulation F-D disclosure under Items 9 and 12 of Form 8-K, the Company submitted no Current Reports on Form 8-K during the fourth Quarter of 2003, and therefore does not include any such reports as exhibits to this Annual Report on Form 10-K.

FLAGSTAR® BANCORP

April 29, 2004

Dear Stockholder:

We invite you to attend the 2004 Annual Meeting of Stockholders of Flagstar Bancorp, Inc. to be held at the national headquarters of the Company, 5151 Corporate Dr., Troy, Michigan on June 1, 2004 at 1:00 p.m., local time.

The Annual Meeting has been called for the election of directors and the conduct of incidental matters. Enclosed are a proxy statement, a proxy card and the Annual Report to Stockholders for 2003. Directors and officers of the Company as well as representatives of Grant Thornton LLP, the Company's independent auditors for 2003, will be present to respond to any questions the stockholders may have.

Your vote is important regardless of the number of shares you own. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Annual Meeting.

Thank you for your cooperation and continuing support.

Sincerely,

/s/ THOMAS J. HAMMOND

Thomas J. Hammond
Chairman of the Board

FLAGSTAR BANCORP, INC.

5151 Corporate Dr.
TROY, MI 48098
(248) 312-2000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 1, 2004

NOTICE IS HEREBY GIVEN that the 2004 Annual Meeting of Stockholders (the "Annual Meeting") of Flagstar Bancorp, Inc. (the "Company") will be held on Tuesday, June 1, 2004 at 1:00 p.m., local time, at the national headquarters of the Company, 5151 Corporate Dr., Troy, Michigan.

A proxy card and a proxy statement for the Annual Meeting are enclosed.

The Annual Meeting is for the purpose of considering and acting upon the following matters:

1. to elect seven directors to the Board of Directors to hold office for a term of two years and until their successors shall have been duly elected and qualified;

2. to transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

NOTE: The Board of Directors is not aware of any other business to come before the Annual Meeting.

Any action may be taken on any one of the foregoing proposals at the Annual Meeting on the date specified above or on any date or dates to which, by original or later adjournments, the Annual Meeting may be adjourned. Stockholders of record on April 16, 2004, will be entitled to vote at the Annual Meeting and any adjournments thereof.

You are requested to fill in and sign the enclosed form of proxy, which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and choose to vote in person at the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MARY KAY RUEDISUELI

Mary Kay Ruedisueli
Secretary

Troy, Michigan
April 29, 2004

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE ANNUAL MEETING, PLEASE SIGN, DATE, AND COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT

OF

FLAGSTAR BANCORP, INC.
5151 Corporate Dr.
TROY, MI 48098
(248) 312-2000

ANNUAL MEETING OF STOCKHOLDERS

JUNE 1, 2004

General

This Proxy Statement and the enclosed Proxy Card are furnished in connection with the solicitation of proxies by the Board of Directors of Flagstar Bancorp, Inc. They will be used at the 2004 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), that will be held on Tuesday, June 1, 2004 at 1:00 p.m., local time, at the national headquarters of the Company and Flagstar Bank, fsb (the "Bank"), 5151 Corporate Dr., Troy, Michigan. The accompanying Notice of Annual Meeting, this Proxy Statement, and the Proxy Card are being first mailed to stockholders on or about April 29, 2004.

Voting and Revocability of Proxies

If the enclosed form of proxy is properly executed and returned to the Company in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. **Executed but unmarked proxies will be voted FOR the election of the seven nominees as directors of the Company.** The proxy confers discretionary authority on the persons named therein to vote with respect to the election of any person or a director where the nominee is unable to serve or for good cause will not serve, with respect to matters incident to the conduct of the Annual Meeting and with respect to any other matter presented to the Annual Meeting if notice of such matter has not been delivered to the Company in accordance with the Company's Restated Articles of Incorporation. If any other matters are properly brought before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxies on such matters as determined by a majority of the Board of Directors. Except for procedural matters incident to the conduct of the Annual Meeting, the Company does not know of any other matters that are to come before the Annual Meeting. Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxies as not voted will not be counted as votes cast, but will be counted for purposes of determining a quorum at the Annual Meeting.

Stockholders who execute proxies may revoke them at any time prior to their exercise by filing with the Secretary of the Company a written notice of revocation, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. The mere presence of a stockholder at the Annual Meeting will not, by itself, automatically revoke such stockholder's proxy.

Outstanding Voting Securities

The securities that may be voted at the Annual Meeting consist of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company. Each share entitles its owner to one vote on all matters. April 16, 2004 (the "Record Date") has been fixed by the Board of Directors as the Record Date for determination of stockholders entitled to vote at the Annual Meeting. The number of shares of Common Stock outstanding as of the Record Date was 60,832,493.

Security Ownership of Certain Beneficial Owners and Management

Persons and groups beneficially owning more than 5% of the Common Stock are generally required under federal securities laws to file certain reports with the Securities and Exchange Commission ("SEC") detailing such ownership. The following table sets forth, as of year-end, certain information as to the Common Stock beneficially owned by any person or group of persons who are known to the Company to be the beneficial owners of more than 5% of the Common Stock. Other than as disclosed below, management knows of no person who beneficially owned more than 5% of the Common Stock at the Record Date.

Name of Owner	Amount and nature of Ownership(a)	Percent of Common Stock Outstanding
Thomas J. Hammond(b)	11,809,926	19.5%
Janet G. Hammond(c)	4,333,106	7.1
Mark T. Hammond(d)	4,727,986	7.8
Catherine H. Rondeau(e)	3,954,630	6.5
Carrie C. Langdon(f)	3,725,630	6.1

(a) Does not include stock owned by each stockholder's spouse, as to which the respective person disclaims beneficial ownership.

(b) Does not include common shares that are acquirable by Mr. Hammond in accordance with the Option Plan.

(c) Janet G. Hammond is the wife of Thomas J. Hammond.

(d) Does not include common shares that are acquirable by Mr. Hammond in accordance with the Option Plan. Mark T. Hammond is the son of Thomas J. Hammond.

(e) Catherine H. Rondeau is the daughter of Thomas J. Hammond.

(f) Carrie C. Langdon is the daughter of Thomas J. Hammond.

The following table sets forth, as of December 31, 2003, certain information known to the Company as to the Common Stock beneficially owned by each director and executive officer of the Company and the Bank and by all directors and executive officers of the Company and the Bank and affiliates as a group.

Name and Position	Number of Shares(a)(c)	Percent of Class	Vested Option Shares(b)	Beneficial Shares	Percent of Total
Thomas J. Hammond, Chairman of the Board	11,809,926	19.5%	630,750	12,440,676	20.2%
Mark T. Hammond, Vice Chairman of the Board	4,727,986	7.8	254,188	4,982,174	8.1
Charles Bazzy, Director	43,114	*	10,312	53,426	*
Michael W. Carrie, Director and Chief Financial Officer	139,844	*	10,082	149,926	*
James D. Coleman, Director	14,415	*	10,312	24,727	*
Richard S. Elsea, Director	2,250	*	—	2,250	*
Kirstin A. Hammond, Director	45,109	*	—	45,109	*
David V. Johnson, Director	—	*	—	—	*
Michael Lucci, Sr., Director-Nominee	—	*	—	—	*
Frank D'Angelo, Director-Nominee	—	*	—	—	*
Robert Dewitt, Director-Nominee	—	*	—	—	*
John R. Kersten, Director	—	*	10,312	10,312	*
C. Michael Kojaian, Director	—	*	10,312	10,312	*
Robert O. Rondeau, Jr., Director	91,122	*	5,600	96,722	*
Mary Kay Ruedisueli, Director of the Bank	76,134	*	—	76,134	*
Catherine H. Rondeau	3,954,630	6.5		3,954,630	6.4
Carrie C. Langdon	3,725,630	6.1		3,725,630	6.0
Janet G. Hammond	4,333,106	7.1		4,333,106	7.0
All directors and affiliates as a group	28,963,266	47.7%	941,868	29,905,134	48.5%
Total shares outstanding	60,675,169			61,617,037	

* Less than 1.0%

(a) Based on information provided by the respective director, affiliate, or executive officer. The amounts shown include shares owned jointly with family members with whom the person shares voting and dispositive powers, or as custodian or trustee over which shares the person effectively exercises voting and dispositive powers. These amounts also include certain shares held in the person's Savings and Investment Plan account, as of December 31, 2003, with respect to which the person has sole dispositive power and shared voting rights with the Plan's trustees.

(b) These amounts are shares vested and acquirable at December 31, 2003 under the Option Plan.

(c) Does not include stock owned by each stockholder's spouse, as to which the respective person disclaims beneficial ownership.

PROPOSAL I — ELECTION OF DIRECTORS

The Company's Board of Directors (the "Board") is currently composed of eleven members. The Board has nominated for election as directors, Thomas J. Hammond, Charles Bazzy, Michael Lucci, Sr., Frank D'Angelo, Mark T. Hammond, Kirstin A. Hammond and Robert DeWitt. Three nominees for the Board, Michael Lucci, Sr., Frank D'Angelo, and Robert DeWitt, have not previously served on the Board. As of and after the Annual Meeting, the Board will be composed of a majority of independent directors, as defined by the applicable SEC and NYSE rules and regulations.

Under Michigan law, directors are elected by a plurality of the votes, present in person or by proxy, and entitled to vote on the election of directors.

It is intended that the persons named in the proxies solicited by the Board of Directors will vote for the election of the named nominee. If the nominee is unable to serve, the shares represented by all properly executed proxies which have not been revoked will be voted for the election of such substitute as the Board of Directors may recommend or the size of the Board of Directors may be reduced to eliminate the vacancy. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

The Board of Directors recommends a vote "FOR" election as directors of all of the nominees listed below.

The following table sets forth, for the nominee and each continuing director, his or her name, age as of the Record Date, the year he or she first became a director of the Company and the expiration of his or her current term as a director of the Company, if applicable.

Name	Age as of the Record Date	Year First Elected Director of the Company	Current Term to Expire
Board Nominee for Terms to Expire in 2005			
Mark T. Hammond	39	1993	2004(1)
Board Nominee for Terms to Expire in 2006			
Thomas J. Hammond	60	1993	2004
Kirstin A. Hammond	38	2002	2005(1)
Charles Bazzy	74	2002	2004
Michael Lucci, Sr.	64	—	—
Robert W. DeWitt	64	—	—
Frank D'Angelo	60	—	—
Directors Continuing in Office			
Michael W. Carrie	49	1997	2005
Robert O. Rondeau, Jr.	38	2002	2005
James D. Coleman	57	1993	2005
Richard S. Elsea	74	1997	2005

(1) To ensure appropriate Board access to senior management experience in each of the two classes of the Board, Kirstin Hammond will resign her Board seat, effective at the Annual Meeting, to stand for election as director with a term to expire in 2006. Further, Mark Hammond, whose term expires at the Annual Meeting, will stand for election to fill the vacancy created by Mrs. Hammond's resignation for a term to expire in 2005.

The following sets forth the business experience of each director and nominee of the Company.

Thomas J. Hammond has served as Chairman of the Board of Directors since 1993. Mr. Hammond founded Flagstar Bank, fsb in 1987 and in the past has held the titles of President and Chief Executive Officer.

Mark T. Hammond has served as Vice Chairman of the Board of Directors since 1993. Mr. Hammond also serves as President and Chief Executive Officer. Mr. Hammond is the son of Thomas J. Hammond, the Chairman of the Board.

Charles Bazzy has served as a director since 2002. Mr. Bazzy has served as a director of the Bank since 1987. He retired from Ford Motor Company where he served as a Product Development Manager for 33 years.

Michael W. Carrie has served as a director since 1997. Mr. Carrie also serves as the Executive Director, Treasurer and Chief Financial Officer.

Dr. James D. Coleman has served as a director of the Company since 1993. Dr. Coleman has served as a director of the Bank since 1987. He is a retired physician.

Richard S. Elsea has served as a director since 1997. Mr. Elsea is President and Owner of Real Estate One, Michigan's largest real estate sales organization.

Kirstin A. Hammond has served as director since 2002. She also serves as an Executive Director of the Company and the Bank. Mrs. Hammond has been employed by the Bank since 1991. Mrs. Hammond is the wife of Mark T. Hammond, the President, Chief Executive Officer, and Vice Chairman of the Board of Directors and the daughter-in-law of Thomas J. Hammond, the Chairman of the Board.

Michael Lucci, Sr. retired from his position as the President and Chief Operating Officer of Bally's Total Fitness Corporation in 1996. Mr. Lucci is a commercial real estate investor and operator of multiple franchised restaurants.

Frank D'Angelo is the owner and President of Century 21 Hartford South, Inc., a real estate brokerage firm he founded in 1972.

Robert W. DeWitt serves as the President of DeWitt Building Co. Mr. DeWitt has been in the home building and remodeling business for 41 years.

Robert O. Rondeau, Jr. has served as director since 2002. He also serves as an Executive Director of the Company and the Bank. Mr. Rondeau has been employed by the Bank since 1995. Mr. Rondeau is the son-in-law of Thomas J. Hammond, the Chairman of the Board.

MEETINGS AND COMMITTEES AND COMPENSATION OF THE BOARD OF DIRECTORS

The Board of Directors generally meets on a monthly basis, or as needed. During the year ended December 31, 2003, the Company's Board of Directors met 12 times. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board during 2003, and (ii) the total number of meetings held by all committees of the Board on which that director served, except that Mr. Kojaian only attended 66.7% of the total of such meetings during 2003 due to conflicting business schedules.

The Company does not have a policy regarding director attendance at the annual meeting of stockholders, but the Company encourages directors to attend every annual meeting. Seven out of eleven of the Company's directors attended the annual meeting of stockholders held on May 5, 2003.

Nominating/Corporate Governance Committee

During 2003, the Company's Nominating Committee consisted of directors Charles Bazzy, James D. Coleman, and John R. Kersten. The Nominating Committee did not meet in 2003, but met once in 2004.

On February 24, 2004, the Board of Directors adopted the new Nominating/Corporate Governance Committee's charter, which is attached in Appendix A and is also available on the Company's website, www.flagstar.com. The Nominating/Corporate Governance Committee serves as the successor to the Nominating Committee.

While the Nominating/Corporate Governance Committee will consider nominees recommended by stockholders, it has not actively solicited recommendations from the Company's stockholders for nominees. Stockholders who wish to nominate candidates for election to the Board at the Annual Meeting must follow the procedures outlined in "Stockholder Proposals" on page 21. The Nominating/Corporate Governance Committee will consider all directors candidates properly submitted by Company stockholders in accordance with the Company's Restated Articles of Incorporation, Bylaws and Corporate Governance Guidelines.

Among other things, the Nominating/Corporate Governance Committee is responsible for reviewing with the Board annually the requisite skills and characteristics required of Board members, selecting, evaluating and recommending nominees for election by the Company's stockholders and reviewing and assessing the adequacy of the Company's policies and practices on corporate governance, including the Corporate Governance Guidelines, which the Board adopted on February 24, 2004 and are attached hereto as Appendix B.

In considering director nominees, the Nominating/Corporate Governance Committee does not use third party search firms to assist in this purpose. The general criteria for nomination to the Board set forth the traits, abilities and experience that, at a minimum, the Board looks for in determining candidates for election to the Board.

- Directors should possess personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company's stockholders and other constituencies.
- Directors should have reputations, both personal and professional, consistent with the image and reputation of the Company.
- Each director should have relevant experience and expertise and be able to add value and offer advice and guidance to the Chief Executive Officer based on that experience and expertise.

- Other important factors to be considered in seeking directors include current knowledge and contacts in the Company's industry and other industries relevant to the Company's business, ability to work with others as an effective group and ability to commit adequate time as a director.
- A substantial majority of directors on the Board should be "independent," not only as that term may be legally defined, but also without the appearance of any conflict in serving as a director. In addition, directors should be independent of any particular constituency and be able to represent the interests of the Company's shareholders and other constituencies.
- Each director should have the ability to exercise sound business judgment.
- Directors should be selected so that the Board of Directors is a diverse body reflecting gender, ethnic background, professional experience, current responsibilities and community involvement.

The Nominating/Corporate Governance Committee recommends to the Board the slate of directors to be nominated for election at the annual meeting of stockholders. The Board is responsible for making interim appointments of directors in accordance with the Company's Restated Articles of Incorporation and Bylaws.

Compensation Committee

During 2003, the Company's Compensation Committee consisted of directors James D. Coleman and C. Michael Kojaian. The Compensation Committee met five times in 2003. The Compensation Committee meets periodically to establish policies that govern executive compensation and to recommend to the Board components and structure of the compensation plans for executive officers of the Company. A copy of the Compensation Committee's charter, which was adopted by the Board on February 24, 2004, is attached in Appendix C.

Audit Committee

During 2003, the Company's Audit Committee consisted of directors Charles Bazzy, Richard S. Elsea, and John R. Kersten. The Audit Committee met six times in 2003. The Board has determined that Charles Bazzy qualifies as a Company "audit committee financial expert," as defined by the rules and regulations of the SEC. Further, the Board certifies that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined pursuant to the rules of the NYSE.

The Audit Committee is responsible for reviewing the Company's audit programs and the activity of the Company's wholly-owned subsidiary, Flagstar Bank, fsb. The committee oversaw the quarterly regulatory reporting process, oversaw the internal compliance audits as necessary, received and reviewed the results of each external audit, reviewed management's responses to auditors' recommendations, and reviewed management's reports on cases of financial misconduct by employees, officers or directors. The Company's Board of Directors recently adopted an amended and restated charter for the Audit Committee, a copy of which is attached in Appendix D, to reflect changes to its existing charter as a result of the Sarbanes-Oxley Act of 2003, related SEC rules and NYSE requirements.

The Audit Committee has adopted the Flagstar Bancorp, Inc. Audit Committee Pre-Approval Policy (the "Pre-Approval Policy"), which requires the committee to pre-approve the audit and non-audit services performed by the independent auditor and confirm that such services do not impair the auditor's independence. Among other things, the Pre-Approval policy provides that unless a service to be provided by the independent auditor has received general pre-approval, it requires specific pre-approval by the Audit Committee. Further, the Pre-Approval policy provides that any services exceeding pre-approval cost levels will require specific pre-approval by the Audit Committee. In 2003, 100% of Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee.

Executive Sessions of Non-Management Directors

All Company non-management directors meet in executive session at least four times per year. The Board will annually designate the lead non-management director, or Lead Director, to chair the executive sessions. In 2004, Charles Bazzy has been designated the Lead Director.

CODE OF BUSINESS CONDUCT AND ETHICS

On February 24, 2004, the Board of Directors adopted a Code of Business Conduct and Ethics (the "Code") that applies to actions the employees, officers and directors of the Company. Among other things, the Code requires compliance with laws and regulations, avoidance of conflicts of interest and insider trading, reporting of illegal or unethical behavior. Further, the Code provides for special ethics obligations for employees with financial reporting obligations. A copy of the Code is attached in Appendix E.

Director Compensation

Non-Employee directors received a monthly fee of $1,600 for attendance at each board meeting. Non-Employee directors are also reimbursed for reasonable travel expense incurred in connection with board and committee meetings.

During 2003, non-employee board members received a $9,000 year-end bonus. Directors do not receive any additional compensation for serving on committees. All directors are eligible to participate in the 1997 Option Plan.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board of Directors with fulfilling its oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of the Company. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

1. Reviewed and discussed the audited financial statements with management;

2. Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61; and

3. Reviewed the written disclosures and the letter from the independent auditors required by the Independence Standards Board's "Standard Number 1", and discussed with the independent auditors any relationships that may impact the auditor's objectivity and independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

Members of the Audit Committees:

/s/ CHARLES BAZZY
Charles Bazzy
Director
Flagstar Bancorp, Inc.

/s/ JOHN R. KERSTEN
John R. Kersten
Director
Flagstar Bancorp, Inc.

/s/ RICHARD S. ELSEA
Richard S. Elsea
Director
Flagstar Bancorp, Inc.

EXECUTIVE COMPENSATION AND OTHER BENEFITS

The following tables set forth information with respect to the compensation paid or accrued by the Company during the last three years ended December 31, 2003, to or on behalf of each executive officer, in all capacities in which they served:

SUMMARY COMPENSATION TABLE

Name and Principal Position(s)	Year	Salary (1)(2)	Incentive Compensation	Officer Bonus	Value of Stock Grants Issued
Thomas J. Hammond	2003	$405,308	$2,000,000	—	$665,480
Chairman of the Board	2002	364,000	1,329,605	—	475,992
	2001	600,000	1,000,000	$480,000	—
Mark T. Hammond	2003	628,781	2,500,000	—	799,590
Vice Chairman and Chief	2002	628,781	1,385,651	—	544,004
Executive Officer and President	2001	448,292	1,000,000	250,000	—
Michael W. Carrie	2003	336,185	355,000	—	94,960
Executive Director,	2002	271,076	181,333	—	67,993
Chief Financial Officer,	2001	260,650	—	140,000	—
and Treasurer					
Kirstin A. Hammond	2003	292,995	250,000	—	52,740
Executive Director	2002	229,892	136,000	—	45,342
	2001	216,486	—	106,000	—
Robert O. Rondeau, Jr.	2003	273,316	250,000	—	52,740
Executive Director	2002	216,807	136,000	—	45,342
	2001	208,469	—	144,000	—

(1) Does not include 401k matching contributions, car allowance, car usage, country club dues, and miscellaneous other. The amount of such benefits in 2003, 2002 and 2001 received by the named executive officers did not exceed the lesser of $50,000 or 10% of the respective executive's annual salary and bonus.

(2) In 2003, the Company discontinued its split dollar life insurance benefit for its executives. In dissolving the program, the individual executive was issued the policy and the Company's basis in the policy was included in the distribution. The Company distributed to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie, Kirstin A. Hammond, and Robert O. Rondeau, Jr., totaled $1,114,791, $477,272, $509,670, $171,532, and $137,224, respectively.

STOCK OPTIONS

The following table contains information concerning the grant of stock options under the Company's Option Plan to the persons named in the Summary Compensation Table set forth above.

	Year	Number of Options Granted(a)	% of Total Options Granted in Year Granted	Exercise Price ($ per share)	Grant Date Present Value(c)
Thomas J. Hammond	2003(b)	—	—	—	—
	2002(b)	249,946	12.2%	$12.27	$ 749,823
	2002	300,000	14.6	11.80	1,369,500
	2001	198,000	17.5	5.01	396,700
Mark T. Hammond	2003(b)	145,144	55.1	22.68	870,864
	2002(b)	290,288	14.1	12.27	870,864
	2002	380,000	18.5	11.80	1,734,700
	2001	558,000	49.4	5.01	1,028,700
Michael W. Carrie	2003(b)	27,322	10.4	22.68	163,932
	2002(b)	54,644	2.7	12.27	163,932
	2002	50,000	2.4	11.80	228,250
	2001	30,600	2.7	5.01	61,300
Kirstin A. Hammond	2003(b)	18,120	6.9	22.68	109,260
	2002(b)	36,420	1.8	12.27	109,260
	2002	40,000	2.0	11.80	182,600
	2001	22,500	2.0	5.01	45,100
Robert O. Rondeau, Jr.	2003(b)	18,120	6.9	22.68	109,260
	2002(b)	36,420	1.8	12.27	109,260
	2002	40,000	2.0	11.80	182,600
	2001	22,500	2.0	5.01	45,100

(a) Options granted under the Option Plan are both incentive and non-incentive stock options (as defined by applicable provisions of the Internal Revenue Code of 1986, as amended) with an exercise price equal to the fair market value at the time of issuance. All options issued under the Plan vest over a period of years from the grant date.

(b) These options were issued as part of the executive's total compensation package for the indicated year as dispensed by the Compensation Committee. The agreements for these option shares were actually distributed after the completion of the calendar year. The prior year options were issued by the Option Committee.

(c) Represents the present value of the option at the date of grant as determined using the Black-Scholes option pricing model. In calculating the present value of the options granted, the following assumptions were utilized: (i) the continuously compounded risk-free rate of return expressed on a weighted average annual basis was 4.1%, 6.2%, and 5.6%, (ii) expected volatility of the underlying Common Stock was 44.3%, 50.0%, and 31.4%; (iii) expected lives of the options granted were 5, 5, and 3 years; and (iv) dividends on the underlying Common Stock increased at an annual rate of 1.6%. These assumptions are used for illustrative purposes only. No assurance can be given that actual experience will correspond to the assumptions utilized.

Year-end stock option values. The following table sets forth information concerning the amount of stock options held by the named executive officers at December 31, 2003 and their value at that date.

Name	Unexercised Options (Vested/Not Vested)	Value of Unexercised Options(1) (Vested/Not Vested)
Thomas J. Hammond	630,750/249,946	$9,171,420/$10,197,016
Mark T. Hammond	254,188/1,331,296	3,625,355/18,714,509
Michael W. Carrie	10,082/148,848	96,989/1,894,193
Kirstin A. Hammond	/103,545	—/1,292,827
Robert O. Rondeau, Jr.	5,063/103,545	53,872/1,292,827

(1) Represents the difference between the fair value of the options underlying the Common Stock at year-end and the exercise price of the options.

Employment Agreements. In 1997, the Company entered into separate employment agreements pursuant to which Thomas J. Hammond serves as Chairman, Mark T. Hammond serves as President and Chief Executive Officer, and Michael W. Carrie serves as Executive Director and Chief Financial Officer. In 2001, the Company entered into employment agreements pursuant to which Robert O. Rondeau, Jr. serves as Executive Vice President and Kirstin A. Hammond serves as Executive Vice President. In such capacities, the above mentioned senior executives are responsible for overseeing all operations of the Company and for implementing the policies adopted by the Board of Directors of the Company. All such employment agreements are referred to herein collectively as the "Employment Agreements" and all persons who have entered into such Employment Agreements are referred to herein as the "Employees."

The Board of Directors of the Company each believe that the Employment Agreements assure fair treatment of the Employees in relation to their career, providing them with a limited form of financial security while committing such persons to future employment for the term of their respective agreements. In the event that any Employee prevails over the Company in a legal dispute as to an Employment Agreement, he or she will be reimbursed for his or her legal and other expenses.

The term of the agreements are three years. The agreements provide for an annual base salary. On each anniversary date from the date of commencement of the Employment Agreements, the term of the Employee's employment under the Employment Agreements will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Employee has met the required performance standards and that such Employment Agreements should be extended. The Employment Agreements provide the Employee with a salary review by the Board of Directors not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation, and sick leave.

The Employment Agreements terminate upon the Employee's death or disability, and are terminable by the Company for "just cause" as defined in the Employment Agreements. In the event of termination for just cause, no severance benefits are available. If the Company terminates the Employee without just cause, the Employee will be entitled to a continuation of his or her salary and benefits from the date of termination through the remaining term of such Employee's Employment Agreement, plus an additional 12-month period, and, at the Employee's election, either cash in an amount equal to the cost to the Employee of obtaining health, life, disability, and other benefits which the Employee would have been eligible to

Employment Agreements (cont'd)

participate in through the Employment Agreement's expiration date or continued participation in such benefit plans through the agreement's expiration date, provided the Employee continued to qualify for participation therein. If the Employment Agreements are terminated due to the Employee's "disability" (as defined in the Employment Agreements), the Employee will be entitled to a continuation of his or her salary and benefits for up to 180 days following such termination. In the event of the Employee's death during the term of the Employment Agreement, his or her estate will be entitled to receive his or her salary through the last day of the calendar month in which the Employee's death occurred. The Employee is able to terminate voluntarily his or her Employment Agreement by providing 90 days' written notice to the Board of Directors, in which case the Employee is entitled to receive only his or her compensation, vested rights and benefits up to the date of termination.

The Employment Agreements contain provisions stating that in the event of the Employee's involuntary termination of employment in connection with, or within one year after, any change in control of the Company, other than for "just cause," the Employee will be paid within 10 days of such termination an amount equal to the difference between (i) 2.99 times his or her "base amount," as defined in Section 280G(b)(3) of the Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Code, that the Employee receives on account of the change in control. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 50% of the Company's voting stock, the control of the election of a majority of the Company's directors, or the exercise of a controlling influence over the management or policies of the Company. In addition, under the Employment Agreements, a change in control occurs when, during any consecutive two-year period, directors of the Company at the beginning of such period cease to constitute at least a majority of the Board of Directors of the Company. The amount determined using the foregoing formula would also be paid (a) in the event of an Employee's involuntary termination of employment within 30 days following a change in control, or (b) in the event of the Employee's voluntary termination of employment within one year following a change in control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in control, which have not been consented to in writing by the Employee, including (i) the requirement that the Employee perform his or her principal executive functions more than 50 miles from his or her primary office, (ii) a reduction in the Employee's base compensation as then in effect, (iii) the failure of the Company to continue to provide the Employee with contractual compensation and benefits, including material vacation, fringe benefits, stock option and retirement plans, (iv) the assignment to the Employee of duties and responsibilities which are other than those normally associated with his or her position with the Company, (v) a material reduction in the Employee's authority and responsibility, and (vi) in the case of an employee who is also a director, the failure to re-elect the Employee to the Company's Board of Directors. The aggregate payments that would be made to Messrs. Thomas J. Hammond, Mark T. Hammond, Carrie, and Rondeau and Mrs. Hammond, assuming termination of employment, other than for just cause, within one year of the change in control at January 1, 2003, would be approximately as follows: Mr. Thomas J. Hammond — $8.4 million; Mr. Mark T. Hammond — $8.6 million; Mr. Carrie — $2.2 million; Mrs. Kirstin Hammond — $1.5 million; Mr. Robert O. Rondeau, Jr. — $1.5 million.

Employee Stock Acquisition Plan. The Company has implemented the Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition Plan ("Purchase Plan"), the purpose of which is to encourage broad-based ownership by employees of the Company and, as a result, to provide an incentive for employees at all levels to contribute to the profitability and success of the Company. The Purchase Plan enables the Company to

Employee Stock Acquisition Plan (cont'd)

offer a convenient means for the employees who might not otherwise own Common Stock to purchase and hold the Common Stock, and through the partial refund feature of the Purchase Plan, to provide a meaningful inducement to participate.

The Purchase Plan is administered by the Board of Directors. All employees of the Company, its subsidiaries or affiliates who work 20 hours per week or more with at least 12 months of continuous employment and all directors are eligible to participate.

Under the Purchase Plan, eligible participants are to purchase from any third party and on the open market shares of the Common Stock and, upon providing evidence of the purchase to the Company, the employees would receive a payment from the Company equal to 15% of the full price of the shares. Reimbursement for total purchases in any one year is limited to 7% of the employee's gross income from the Company in the prior calendar year. Costs related to the sale of such shares are borne by the individuals. Participants must sign a statement acknowledging that they are aware of the condition of the Purchase Plan that the shares purchased may not be sold for a period of one year.

Participants are entitled, with respect to Common Stock acquired under the Purchase Plan, to the same rights and distributions as are other holders of the Common Stock. The Purchase Plan was not designed to comply with the requirements of Section 423 of the Code with respect to "employee stock purchase plans." As a result, participants in the Purchase Plan are taxed for federal income tax purposes in the year the refund is received by them. Costs incurred by the Company pursuant to the Purchase Plan are deductible as an expense by the Company.

Incentive Compensation Plan. The Company has also implemented the Flagstar Bancorp, Inc. 1997 Incentive Compensation Plan (the "Incentive Compensation Plan") which is unfunded and as to which benefits are payable only in the form of cash from the Company's general assets. The purposes of the Incentive Compensation Plan is to attract and retain the best available personnel for positions of substantial responsibility with the Company and to provide additional incentives to employees of the Company in the event the Company achieves certain financial performance goals indicative of its profitability and stability.

The Incentive Compensation Plan is administered by the Company's Compensation Committee. The Compensation Committee decides, from year to year, which employees of the Company are eligible to participate in the Incentive Compensation Plan and the size of the bonus pool. Directors who are not employees may not participate in the Incentive Compensation Plan.

Each employee who is eligible to receive a bonus at the end of a plan year will receive a bonus equal to a predetermined amount adjusted by a mathematical formula that reflects aspects of the Company's results for that year. However, the Incentive Compensation Committee may, in its discretion, by resolution adopted before the first day of any plan year, change said percentage. The aggregate amount of bonuses payable for any plan year will be proportionately reduced to the extent that the payment would cause the Bank to cease to be a "well-capitalized" institution. For 2003, the Incentive Compensation Plan provided for bonuses to be tied to return on equity, deposit growth, net interest margin, and the volume of loan originations.

Only Messrs. Thomas and Mark Hammond were participants in this plan during 2001. During 2002 and 2003, all of the five named executives were participants in the plan.

Deferred Compensation Plan. The Company maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 60% of their annual compensation up to a maximum of $12,000 annually. The Company currently provides a matching contribution up to 3% of an employee's annual compensation up to a maximum of $6,000. Participants that meet certain criteria are able to catch-up their contributions up to a maximum of $14,000 annually. The Company's contributions vest at a rate such that an employee is fully vested after five years of service. The Company's contributions to the plan for the years ended December 31, 2003, 2002, and 2001 were approximately $3.5 million, $3.1 million, and $1.6 million, respectively. The Company may also make discretionary contributions to the plan; however, none has been made.

The Company offers a deferred compensation plan to employees. The deferred compensation plan allows employees to defer up to 25% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of the Company. The Company has invested $5.2 million in Company Owned Life Insurance ("COLI") in order to offset its liability in its deferred compensation program. At December 31, 2003, the Company had a deferred liability to the participants of the compensation plan totaling $5.5 million.

Whole Life Insurance Policy. The Company has paid the premiums of variable whole life insurance policies that were available to all officers of the Company. The beneficiary of each such policy was the estate of the officer, except that the Company was the beneficiary to the extent of all premiums paid by the Company for such policy.

In 2003, the Company ceased to offer this benefit to its officer employee group. The Company collapsed its portion of the equity-vested position in the policies by giving the policies to the insured employee. The distribution was treated as a taxable event for each officer employee.

REPORT OF THE COMPENSATION COMMITTEE

Overview and Philosophy

The Company's executive officers are also executive officers of the Bank and are compensated by the Bank not the Company. However, the responsibility for setting policies that govern executive compensation, and for recommending the components and structure of the compensation plans for executive officers of the Company rests with the Company's Compensation Committee (the "Committee"). During 2003, the Committee was comprised of Directors James D. Coleman and C. Michael Kojaian.

Under the direction of the Committee, the Company has developed and implemented compensation policies and plans that embody a pay-for-performance philosophy. The policies and plans encourage achievement of objectives as formulated by the Company's Board of Directors and its committees and reward exceptional performance as determined by the Committee. In the opinion of the Committee, this approach strengthens the Company's long-term performance by making the goals and objectives of executive management congruent with those of the Company and its stockholders. The Committee also believes that competitive executive compensation and the structure of the Company's compensation plans are essential to the Company's desire to attract and retain qualified management. For 2003, the Committee considered and determined the compensation for each of the executive officers stated above. In both 2002 and 2003, the Committee utilized the services of Clark/Bardes Consulting as a consultant in determining appropriate compensation levels for the executive officers.

Executive Compensation Programs

Within this overall purpose, the Committee has determined that the Company's executive compensation program should have the following primary components: base salary; cash bonuses under the stockholder-approved incentive compensation plan; long-term incentive compensation in the form of stock option awards under the stockholder-approved Option Plan and restricted stock awards under the stockholder-approved Stock Incentive Plan and other competitive benefits. Base and incentive compensation for executive officers depends primarily on regional and national surveys of compensation paid to executive officers of other savings and loan holding companies, commercial banks and mortgage lending institutions similar in size, market capitalization, scope of operations and other characteristics, as well as the Company's operating results.

Base Compensation. The Committee has determined that the base compensation for the Company's executive officers should be based primarily on the salaries paid to executives having comparable responsibilities at other similar institutions. A primary, but not the sole, source of information upon which the base compensation of executive officers is based are available surveys of compensation paid to executives performing similar functions at other financial institutions and/or mortgage banking companies. In setting base salaries, the Committee also considers other qualitative factors such as the overall performance of the Company and the personal performance and effectiveness of each officer.

Incentive Compensation. The Company has adopted the Incentive Plan, which relies on the specific performance of the Company each year compared with benchmark performance levels of returns on assets and equity, the interest margin, deposit growth, and loan origination volume, all considered in relation to the annual forecasted goals of the Company. Incentive compensation under the Incentive Plan is issued in the form of cash, the amount of which is generally based upon a mathematical formula.

Long-Term Incentive Compensation. The Compensation Committee believes that the grant of stock options encourages the Company's executives to focus on managing the Company from the perspective of an equity owner. The Company has therefore adopted two plans that enable employees and officers to develop an equity interest in Flagstar, the most significant of which for senior officers are the Option Plan and the Purchase Plan.

Stock options have been granted under the Option Plan to senior and mid-level executives, the amounts and terms of which were determined by the Option Committee. The number of options granted was based on criteria that included consideration for the officer's responsibility, performance and salary level. The value of these options, which become exercisable after a prescribed vesting period are issued for a ten year term including the vesting period.

In addition, in June 2000, the Company's Board of Directors adopted the Flagstar Bancorp Stock Incentive Plan. This plan allows the distribution of stock as compensation to the employee or director. The distributed stock is issued after an initial vesting period and the employee is taxed on the distribution at the then fair market value.

Other Benefits. In addition to the foregoing, the Company provides medical, dental and life insurance and defined contribution pension plan qualifying under Sections 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended to senior executives that are generally available to all Company employees, and other perquisites that are comparable to standards within the financial institutions industry.

Compensation of the Chief Executive Officer

As Chief Executive Officer, Mark T. Hammond's base salary is reviewed annually by the Committee in accordance with the procedures and policies described above. Since the Company's executive compensation plans discussed previously are for the most part linked to the Company's performance compared with the peer group and subject to formula calculation, his participation in these plans is determined in the same general manner as are the other executive officers.

The Committee believes that Mr. Hammond's total compensation for 2003 appropriately reflected his contribution to the Company's financial results.

COMPENSATION COMMITTEE

/s/ James D. Coleman,	/s/ C. Michael Kojaian
James D. Coleman, Chairman Director Flagstar Bancorp	C. Michael Kojaian Member Director Flagstar Bancorp

Option and Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company reviews the compensation of the executive officers and, in 2003, was comprised of James D. Coleman and C. Michael Kojaian.

No member of the Option and Compensation Committee engaged in transactions with the Company or any subsidiary involving more than $60,000 during the year ended December 31, 2003, or otherwise rendered services to the Company through a law firm or investment banking firm.

No executive officer of the Company, at any time during 2003, also served on a compensation committee or otherwise as a director of another company whose executive officer served on the Company's Compensation Committee or as a director of the Company.

Cumulative Stock Performance Graph

The graph and table that follow show the cumulative return on the Common Stock since December 31, 1998. This return is compared in the table and graph with the cumulative return over the same period with the following three indices: (1) the Nasdaq Financial 100 Index (2) the Nasdaq Bank Index, (3) the S&P Small Cap 600 Index, and (4) the Russell 2000 Index. The graph and table were prepared assuming that $100 was invested on December 31, 1997 in the Common Stock and in each of the indices. Cumulative total return on the Common Stock or the four indices equals the total increase in value since December 31, 1998. No reinvestment of dividends has been assumed due to immaterial amounts paid. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the Common Stock or any particular index.

CUMULATIVE TOTAL STOCKHOLDER RETURN
COMPARED WITH PERFORMANCE OF SELECTED INDICES
DECEMBER 31, 1998 THROUGH DECEMBER 31, 2003


FBC
Nasdaq Financial 100
Nasdaq Bank
S&P Small Cap 600 Index
Russell 2000
DOLLARS
500
400
300
200
100
0
Dec-98
Jul-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Index	12/98	6/99	12/99	6/00	12/00	6/01	12/01	6/02	12/02	6/03	12/03
Nasdaq Financial	100	146	130	97	94	100	92	82	75	97	127
Nasdaq Bank	100	102	92	81	105	115	116	131	121	134	158
S&P Small Cap	100	105	112	119	124	131	131	131	111	125	153
Russell 2000	100	109	120	123	115	122	116	110	91	106	132
FBC	100	97	66	31	96	80	115	199	186	421	369

Certain Transactions

The Company and its subsidiaries have had, and expect to have in the future, transactions in the ordinary course of business with directors and executive officers and members of their immediate families, as well as with principal stockholders. The following business transactions were conducted in the ordinary course of business on substantially the same terms as those prevailing for comparable transactions with non-affiliated persons. It is the belief of management that such loans or transactions neither involved more than the normal risk of collection nor presented other unfavorable features.

- Mr. Michael Lucci, Sr. has been nominated for election to the board of directors.

  Mr. Lucci's daughter-in-law, Rebecca Lucci, is a Senior Vice President in the Human Resources department of the Company.

- Mr. Richard Elsea is a member of the Company's Board of Directors and the Company's Audit Committee. Mr. Elsea is the owner of John Adams Mortgage Company, a mortgage origination firm that sells mortgage loans to the Company.

  John Adams Mortgage sold $1.6 million in mortgage loans to the Company during 2003.

- Mr. John Kersten served as a member of the Company's Board of Directors and the Company's Audit Committee during 2003. Mr. Kersten is the owner of Cambridge Mortgage Company, a correspondent of the Company.

  Cambridge Mortgage sold $230.8 million in mortgage loans to the Company during 2003.

  Cambridge Mortgage is also a customer that utilizes the Company's warehouse lending program offered through the Company's commercial loan division. Cambridge Mortgage has an approved line of credit of $20.5 million at December 31, 2003. The average amount outstanding during 2003 was $11.7 million, with a high balance of $26.8 million and a balance at December 31, 2003, of $5.7 million. During 2003, Cambridge utilized this line 1,914 times. Mr. Kersten has personally guaranteed this line of credit.

  Mr. John Kersten and Town and Country Real Estate Company are also joint guarantors on a $600,000 commercial line of credit that had an average outstanding balance during 2003 of $596,021. The outstanding balance of this loan at December 31, 2003, was $599,730.

- During 2003, the Company disbursed $51,761 to its legal representatives in order to attend to matters covered in the Stockholders Rights Agreement dated May 7, 1997. These fees were paid for services provided to Mr. Thomas J. Hammond, Mr. Mark T. Hammond, Mrs. Carrie Langdon, and Mrs. Catherine Rondeau. These services were for the most part required for stock registration in stock sales transactions.

- Mr. Robert O. Rondeau, Jr. is an Executive Director of the Company. During 2003, the Company engaged in certain transaction with Select Financial, a Rhode Island mortgage company owned by Robert and Marie Rondeau, the parents of Mr. Rondeau.

  Select Financial is a correspondent of the Company and sold $123.6 million in mortgage loans to the Company during 2003.

Select Financial is also a customer that utilizes the Company's warehouse lending program offered through the Company's commercial loan division. Select Financial has an approved line of credit of $10.3 million at December 31, 2003. The average amount outstanding during 2003 was $4.2 million, with a high balance of $11.1 million and a balance at December 31, 2003, of $0.7 million. During 2003, Select Financial utilized this line 809 times. Robert and Marie Rondeau have personally guaranteed this line of credit.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and to furnish the Company with copies of all such reports. Based solely on its review of copies of such reports received by it, or written representations from certain reporting persons that no annual report of change in beneficial ownership is required, the Company believes that all transactions that occurred during the year ended December 31, 2003 were satisfactorily reported, except (i) one filing by Mr. David V. Johnson, a former director of the Company, who inadvertently failed to file on a timely basis a Form 3 with respect to his holdings of Company stock as of November 26, 2002, the date he became a director of the Company, and (ii) one filing by each of the reporting directors and executive officers of the Company, who inadvertently failed to file on a timely basis a grant of stock options on March 18, 2003 which were subsequently reported on Form 5 in 2004.

Independent Auditors

Grant Thornton LLP served as the Company's independent auditors for the year ended December 31, 2003. A representative of Grant Thornton LLP is expected to be present at the Annual Meeting and available to respond to appropriate questions, and will have the opportunity to make a statement if he or she so desires.

The Sarbanes-Oxley Act of 2002 requires that the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. The Audit Committee appointed Grant Thornton LLP to serve as independent auditors to conduct an audit of the Company's financial statements for 2004.

Audit Fees

Aggregate fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements for the year ended December 31, 2003, and the review of financial statements included in the quarterly form 10-Q filed with the Securities and Exchange Commission for that year were $425,000. Fees billed in 2002 totaled $311,099 for audit services.

Other Fees

Aggregate fees billed for assurance and related services by Grant Thornton LLP that were reasonably related to the performance of the audit or review of the Company's financial statements for 2003 and 2002 were $37,735 and $173,275, respectively. These services included fees for the audit of our 401k plan in 2003 and 2002 and some tax related services in 2002.

The Company's Audit Committee has concluded that the provision of services covered under the caption All Other Fees is compatible with Grant Thornton LLP maintaining its independence. None of the hours expended on Grant Thornton's engagement to audit the consolidated financial statements for the year ended December 31, 2003, were attributed to work performed by persons other than Grant Thornton's full-time, permanent employees.

Stockholder Proposals

It is anticipated that the Company's Annual Meeting in 2005 will be held on May 10, 2005 and any stockholder who intends to present a proposal for action at that meeting and would like a copy of the proposal included in the Company's proxy materials must forward a copy of the proposal or proposals to the Company's principal executive office at 5151 Corporate Dr. Road, Troy, Michigan 48098, and it must be received by the Company not later than November 30, 2004. The Company will have discretionary authority to vote proxies on matters at the 2004 annual meeting if the matter is not included in the proxy statement and notice by a stockholder to consider the matter was not received by the Company prior to the deadline provided in the Company's Bylaws for such matters. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy relating to the 2005 Annual Meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

Other Matters

The Board of Directors is not aware of any other business to be presented for action by the stockholders at the 2004 Annual Meeting other than those matters described in this proxy statement and matters incident to the conduct of the 2004 Annual Meeting. If, however, any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors.

Miscellaneous

Individuals who have an interest in communicating with the Board of Directors or the non-management members of the Board of Directors may do so by directing the communication to the "Board of Directors" or "Lead Director". The Lead Director is the presiding director for non-management sessions of the Board of Directors. Any communications should be sent to the following address: Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098.

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Common Stock. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telegraph or telephone number without additional compensation.

The Company's 2003 Annual Report to Stockholders (the "Annual Report"), including financial statements, has been mailed to all persons who were stockholders of record as of the close of business on the Record Date. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Chief Financial Officer of the Company. The Annual Report is not to be treated as a part of this proxy solicitation material or as having been incorporated herein by reference.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MARY KAY RUEDISUELI

Mary Kay Ruedisueli
Secretary

Troy, Michigan
April 29, 2004

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were stockholders as of the Record Date upon written request to Michael W. Carrie, Chief Financial Officer, Flagstar Bancorp, Inc., 5151 Corporate Dr., Troy, Michigan 48098.

FLAGSTAR BANCORP, INC.
5151 Corporate Dr.
Troy, Michigan 48098

REVOCABLE PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS JUNE 1, 2004

The undersigned hereby constitutes and appoints Michael W. Carrie and Robert O. Rondeau, Jr., and each of them, the proxies of the undersigned, with full power of substitution, to attend the Annual Meeting of Stockholders of Flagstar Bancorp, Inc. (the "Company") to be held at the national headquarters of the Company and Flagstar Bank, FSB, located at 5151 Corporate Dr., Troy, Michigan on June 1, 2004 at 1:00 p.m., local time, and any adjournments thereof, and to vote all the shares of stock of the Company which the undersigned may be entitled to vote, upon the following matters.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS MARKED HEREIN, AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND AS DETERMINED BY A MAJORITY OF THE BOARD OF DIRECTORS AS TO OTHER MATTERS, IF NO INSTRUCTIONS TO THE CONTRARY ARE MARKED HEREIN AND TO THE EXTENT THIS PROXY CONFERS SUCH DISCRETIONARY AUTHORITY.

(1) The election of Directors: Thomas J. Hammond, Mark T. Hammond, Kirstin A. Hammond, Charles Bazzy, Michael Lucci, Sr., Frank D'Angelo, and Robert W. DeWitt.

[ ] FOR all nominees listed above (except as marked to the contrary below).

[ ] WITHHOLD AUTHORITY to vote for all nominees listed above.

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, PRINT THAT NOMINEE'S NAME BELOW.)

____

(2) The transaction of such other business as may properly come before the Annual Meeting or any adjournments thereof.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of the Stockholders and Proxy Statement and the Annual Report to Stockholders for the year ended December 31, 2003, and hereby revokes any proxy heretofore given. THIS PROXY MAY BE REVOKED AT ANY TIME BEFORE ITS EXERCISE.

Date: ______________________________

Signature: ______________________________

Signature: ______________________________

PLEASE MARK, DATE AND SIGN AS YOUR NAME APPEARS HEREIN AND RETURN IN THE ENCLOSED ENVELOPE. If acting as executor, administrator, trustee, guardian, etc. you should so indicate when signing. If the signor is a corporation, please sign the full name by duly appointed officer. If a partnership, please sign in partnership name by authorized person. If shares are held jointly, each stockholder named should sign.

APPENDIX A

Nominating/Corporate Governance Committee Charter

Purpose

The Nominating/Corporate Governance Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Flagstar Bancorp, Inc. (the "Company") to assist the Board in fulfilling its oversight responsibility.

The primary purpose and responsibilities of the committee are to:

- Identify individuals who are qualified to become Board members for the Company;
- Recommend to the Board the selection of individuals who are qualified to serve as Board members;
- Develop corporate governance principles applicable to the Company and to govern the conduct of the Board and its members; and
- Oversee the evaluation of the Board and its members.

Membership

The members of the Committee shall consist of no fewer than two members. Each member of the Committee shall meet the listing standards of the New York Stock Exchange relating to independence and all other applicable legal requirements. Members shall be appointed and removed by the Board. The members of the Committee shall appoint the Chairman of the Committee.

Each member shall promptly inform the Committee of any facts or any change in circumstances that disqualifies, or has the potential to disqualify, the member from service on the Committee.

The Committee shall annually review and confirm the qualifications of its members as described in this Charter. The subsequent failure of a Committee member to satisfy the independence requirement during the year shall not invalidate any action of the Committee taken prior to becoming aware of such failure.

Meetings

The Committee shall meet at least two times annually, or more frequently as needed as determined by the Chairman, the Chairman of the Committee, or the Chief Executive Officer.

Functions

The Committee shall have the responsibility to:

1. Develop and recommend criteria for the selection of new directors to the Board, including but not limited to the assessment of the absence or presence of material relationships with the Company or others which may impair independence and objectivity, as well as consideration of diversity, skills, experience, time available in the context of the needs of the Board and the Company, and such other criteria as the Committee shall determine to be relevant at the time.

2. Recommend to the Board the slate of nominees for election to the Board at the Company's annual meeting of stockholders.

3. Fill vacancies as the need arises and actively seek individuals qualified to become Board members for recommendation to the Board.

4. Consider unsolicited nominations for Board membership in accordance with guidelines developed by the Committee and all other applicable legal requirements.

5. Review and recommend, on an annual basis, director compensation and benefits.

6. Review and assess the adequacy, on an annual basis, of the Company's policies and practices on corporate governance, including the Corporate Governance Guidelines of the Company, and recommend any proposed changes to the Board for approval.

7. Recommend to the entire Board, at least annually, a process for evaluating the performance of the Board.

8. Make reports to the Board when the Committee deems it appropriate or upon request of the Board.

9. Review, on an annual basis, its own performance.

10. In addition to the functions described above, the Committee will perform such other functions as necessary or appropriate under law, the Company's articles of incorporation or by-laws, and the resolutions and other directives of the Board.

The duties and responsibilities of a member of the Committee are in addition to those duties generally pertaining to a member of the Board.

Other

1. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other terms. The engagement of any such search firm shall be at the Company's expense.

2. The Committee, and each member of the Committee in his or her capacities as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of the Company or Flagstar Bank, fsb, whom such member believes to be reliable and competent in the matters presented, and/or (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

APPENDIX B

Corporate Governance Guidelines

These Guidelines have been adopted by the Board of Directors (the "Board") of Flagstar Bancorp, Inc. (the "Company") to assist the Board in the exercise of its responsibilities and duties. These Guidelines demonstrate the Board's commitment to monitor the effectiveness of policy making and decision making by both the Board and Company management, with a view to enhancing stockholder value over the long term. The Board of Directors of Flagstar Bank, FSB has adopted policies parallel to these guidelines insofar as applicable to the governance of that Board.

Board Composition

Board Size

The Board presently has 11 members. The number of directors on the Board is established by the Company's charter. The Board considers its size in light of the availability of qualified directors, the requirements and duties imposed on directors, and the issues facing the Board from time to time.

Director Qualifications

The Board of the Company will have at least a majority of outside directors who, in the business judgment of the Board, meet the criteria for independence required by the New York Stock Exchange for continued listing and other legal requirements.

Director Selection

The Nominating/Corporate Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of members of the Board. This review will include assessment of the absence or presence of material relationships with the Company or others which might impair independence and objectivity, as well as consideration of diversity, skills, experience, time available in the context of the needs of the Board and the Company, and such other criteria as the Nominating/Corporate Governance Committee shall determine to be relevant at the time. After such reviews, the Nominating/Corporate Governance Committee will recommend to the full Board the slate of directors to be nominated for election at the annual meeting of stockholders. Nominations to the Board may also be submitted to the Nominating/Corporate Governance Committee by the Company's stockholders.

Term Limits and Retirement Policy

The Board does not believe it should establish term limits or a maximum age of a director or a retirement policy at this time because it would risk losing the insight and contribution of directors who understand the Company's interests and have demonstrated such contribution over a period of time. However, the Board believes it is important to monitor and evaluate overall Board performance on a regular and annual basis.

Change in Principal Occupation

Any director whose principal occupation or business association has changed substantially from the time he or she was elected to the Board will review and consult about the change with the Chairman and the Chairman of the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee will recommend to the Board whether continued service on the Board is appropriate.

Board Committees

Number of Committees

The Company will at all times have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. All of the members of these committees will be independent directors under the criteria established by the New York Stock Exchange and/or the Securities and Exchange Commission or other regulatory agency or agencies having jurisdiction over the activities of the Company. The Board will have such additional standing, temporary and subcommittees as may be appropriate from time to time.

Charters

The Audit Committee, Compensation Committee, and the Nominating/Corporate Governance Committee will each have its own written charter. The charters in general will set forth the purposes, goals, and responsibilities of the committees. The charters will also provide that each committee will annually evaluate its performance. The charters will be made available on the Company's website.

Assignment and Rotation

All directors will be polled as to their preferences prior to any assignment to a committee of the Board. In general, committee chairs and committee members should rotate periodically, but the Board believes that such rotation may not occur due to the needs of the Company and qualifications of the directors to serve on a committee.

Board and Director Responsibility

General

The primary responsibility of the Board is to exercise oversight of the Company's management and to represent the interests of all Company stockholders. Each director is responsible for exercising his or her own business judgment in good faith by acting in what that director believes to be in the best interests of the Company and its stockholders, with due regard to the regulatory relationship between holding companies and depository institutions.

Meeting Attendance

The Board desires that directors attend all Board meetings. Notwithstanding, the Board expects that each director will attend at least 75% of all Board meetings, and meetings of committees on which they serve. The Board recognizes that due to scheduling conflicts or unforeseen circumstances 100% percent attendance may not be attainable.

Meeting Preparation

To prepare for meetings of the Board or any of its committees, directors are expected to review in advance all materials that are provided to directors for the respective meetings.

Other Directorships

Because holding directorships in other public companies could compromise a director's independence or create disclosable conflicts of interest, directors are expected to notify the Chairman of the Board and the chair of the Nominating/Corporate Governance Committee when considering an appointment or nomination to, and promptly advise upon accepting, any other public company directorship or any assignment to the audit committee or compensation committee of the Board of Directors of any public company of which such director is a member.

Confidentiality of Information

In order to facilitate open discussion, the Board believes that maintaining confidentiality of Company information and Board and committee deliberations is critical.

Conflicts of Interest

Directors are expected to avoid any action, position or interest that conflicts with an interest of the Company, or gives the appearance of a conflict. The Company annually solicits information from Directors in order to monitor potential conflicts of interest and Directors are expected to be mindful of their fiduciary obligations to the Company. In the event of a situation involving a potential conflict of interest, directors are encouraged to seek advice from the Company's legal department. Directors are expected to recuse themselves and not participate in the discussion or vote on any matter presented at a Board meeting if they believe that they have personal interests or a conflict of interests.

Code of Business Conduct and Ethics

The Company's Code of Business Conduct and Ethics applies to members of the Board, as well as Company officers, employees, agents, consultants, and others, when they are representing or acting for the Company. The Board expects all directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the Company's policies. Any waiver of the Code of Business Conduct and Ethics for a director or executive officer may be granted only by the Board or the appropriate Board committee and must be promptly disclosed to the stockholders.

Board and Committee Meetings

Board Meetings

The Board ordinarily holds 12 meetings each year. Additional meetings will be held when necessary or appropriate. The meetings will ordinarily be held on the third Tuesday of each month.

Advance Distribution of Materials

The Board believes that for a meaningful discussion of topics to be discussed at a meeting, directors should have materials on such topics sufficiently in advance of the meeting. Therefore, when practicable, directors will receive, prior to any meeting, information necessary to inform the directors about the Company's business performance and prospects, and recommendations for action by the Board.

Committee Meetings

Chairpersons of the various committees, in consultation with their committee members, determine the frequency and length of committee meetings. The Chairperson of each committee establishes the agenda for each committee meeting. Committee members and other directors may suggest the addition of any matter to the agenda for any committee meeting upon reasonable notice to the Committee Chairperson.

Executive Sessions of Non-Management Directors; Lead Director

To promote open discussion among the non-management directors (i.e., directors who are not also employees of the Company), the non-management directors will meet in an executive session at least four times per year. No employee of the Company may attend or participate in such executive sessions. The lead non-management director ("Lead Director"), who will be designated annually by the Board, will chair these meetings. The Lead Director will establish and distribute an agenda for each such meeting. The Lead Director will not have a formal by-law title, and will not receive additional compensation for acting as Lead Director.

Regular Attendance of Non-Directors at Board Meetings

The Board welcomes regular attendance at each Board meeting by senior management of the Company. Attendance by such managers shall be as mandated by the Chairman and otherwise as determined in the discretion of the Chief Executive Officer. The Chairman, or Committee Chair, as applicable, may direct the Chief Executive Officer of any required changes in this regard.

Other

Board Interaction with Institutional Investors, Peers, Customers, etc.

The Board believes that, under ordinary circumstances, only executive management speaks for the Company and only the Chairman speaks for the Board. Directors may, from time to time, meet or communicate with various constituencies that are involved with the Company. It is expected that directors would do this with the prior knowledge of executive management and, in most instances, at the request of the Chief Executive Officer or Chairman.

Director Access to Management

Directors shall have full and free access to management and other employees of the Company. In addition, the Board and each committee have full and free access, when necessary and appropriate, to the Company's outside advisors.

Compensation

The form and amount of director compensation will be determined by the Nominating/Corporate Governance Committee in accordance with the policies and principles set forth in its charter. The Nominating/Corporate Governance Committee will conduct an annual review of the director compensation.

The Company's director compensation program will be structured to align the interests of Board members and executives with those of stockholders and to attract and retain director talent of the highest quality.

Director Orientation/Education

The Board of Directors is committed to training new directors and providing continuing education for existing directors, including presentations by management on the Company's strategic plans, its significant financial, accounting, and risk management issues, its compliance programs, its management structure and executive officers and its internal and independent auditors.

Management Succession

The Chief Executive Officer and the Nominating/Corporate Governance Committee shall review succession planning on an annual basis with the Board, including succession plans for the Chief Executive Officer.

Annual Evaluation

Each director will participate in an annual performance evaluation of the Board and its committees on which he or she serves at least annually to determine whether the Board and its committees are functioning effectively. The Nominating/Corporate Governance Committee will coordinate the process for the evaluations of the Board and its committees.

Guidelines Subject to Annual Review

These guidelines will be subject to an annual review, first by the Nominating/Corporate Governance Committee, and then the full Board to assure that they are in accordance with sound corporate governance. If changes are needed, they will be recommended by that committee for review and possible approval by the Board. Waivers of these guidelines are subject to disclosure and other provisions of the Securities Exchange Act of 1934, the rule promulgated thereunder and the applicable rules of the New York Stock Exchange. As a result, waivers of these guidelines should be reviewed and approved by the full Board.

APPENDIX C

Compensation Committee Charter

Purpose

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Flagstar Bancorp, Inc. (the "Company") to assist the Board in fulfilling its oversight responsibility. The primary purpose and responsibilities of the Committee are to:

- Review and approve corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation;
- Evaluate the CEO's performance in light of those goals and objectives;
- Determine and approve the CEO's compensation level based on this evaluation; and
- Make recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans; and
- Produce a report on executive compensation as required by the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Membership

The members of the Committee shall consist of at least two members. Each member of the Committee must qualify as independent under the listing standards of the New York Stock Exchange and must satisfy all other applicable legal and regulatory requirements for membership. Members shall be appointed and removed by the Board. The members of the Committee shall appoint the chairman of the Committee.

Each member shall promptly inform the Committee of any facts or any change in circumstances that disqualifies, or has the potential to disqualify, the member from service on the Committee.

The Committee shall annually review and confirm the qualifications of its members as described in this Charter. The subsequent failure of a Committee member to satisfy the independence requirement during the year shall not invalidate any action of the Committee taken prior to becoming aware of such failure.

Meetings

The Committee shall meet at least two times annually, or more frequently as needed as determined by the Chairman of the Board or the chairman of the Committee.

Functions

In addition to the aforementioned, the Committee shall have the responsibility to:

1. Establish the policies that govern executive compensation, and for recommending the components and structure of the compensation plans for executive officers of the Company, including the CEO.
2. Serve as administrator of the Company's 1997 Incentive Compensation Plan and any other compensation plan as designated by the Board.

3. Consider and make recommendations to the Board on matters relating to the organization and succession of senior management as necessary.
4. Annually review this charter and prepare updates as necessary for consideration and adoption by the Board.
5. Provide advice and recommendations to the Board as necessary or appropriate with respect to incentive compensation plans, deferred compensation plans, executive retirement plans and equity-based plans.
6. Form and delegate authority to subcommittees or to other committees of the Board when appropriate, provided that any such committees are composed solely of directors that satisfy the membership requirements of a member of the Committee.
7. Make reports to the Board when the Committee deems it appropriate or upon request of the Board.
8. Review, on an annual basis, its own performance.
9. Perform such other functions as necessary or appropriate under law, the Company's articles of incorporation or by-laws, or the resolutions or other directives of the Board.

The duties and responsibilities of a member of the Committee are in addition to those duties generally pertaining to a member of the Board.

Other.

1. The Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation and shall have sole authority to approve the compensation consultant's fees and other terms, at the Company's expense.
2. The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements or other information prepared or presented to them by (i) officers and other employees of the Company or Flagstar Bank, fsb, whom such member believes to be reliable and competent in the matters presented, and/or (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

APPENDIX D

Amended and Restated Audit Committee Charter

Purpose

The Board of Directors ("Board") is the ultimate corporate governance body of Flagstar Bancorp, Inc. ("Company"). As such, the Board is charged with overseeing all material aspects of the Company's operations. To assist the Board in performing its oversight role, and to help the Board meet its fiduciary duties to the stockholders of the Company, the Board has created an Audit Committee ("Committee"). For its part, the Committee is charged with assisting the Board in monitoring (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditors.

The Committee's main role includes a particular focus on the qualitative aspects of financial reporting. Accordingly, one of the Committee's main responsibilities will be to coordinate and control the Company's internal control procedures, as well as its procedures for periodically reviewing and assessing the effectiveness of its internal control procedures. Such internal control procedures include, but are not limited to, those designed to identify, manage, monitor, and ultimately account for and report on the business transactions and risks arising from the Company's operating and non-operating activities. The Committee's role will culminate with the annual preparation of the Company's audited financial statements, which the Committee will recommend to the Board as provided herein.

Committee Membership

The Committee shall consist of three (3) or more members, and each such member shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A-3(b)(1) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission (the "Commission").

Every member of the Committee must be financially literate, or must become financially literate within a reasonable period of time after being appointed to the Committee, as determined by the Board in its business judgment. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. The Board shall use its best efforts to provide that at least one member of the Committee be an "audit committee financial expert" as defined by the Commission.

No member of the Committee shall simultaneously serve on the audit committees of more than two other public companies, unless the Board determines that simultaneous service would not impair the ability of the member to effectively serve the Committee and the Board discloses this determination in the Company's proxy statement.

Each member shall promptly inform the Committee of any facts or any change in circumstances that disqualifies, or has the potential to disqualify, the member from service on the Committee.

The Committee shall annually review and confirm the qualifications of its members as described in this Charter. The subsequent failure of a Committee member to satisfy the independence requirement during the year shall not invalidate any action of the Committee taken prior to becoming aware of such failure.

Structure

The Committee members shall be appointed by the Board, and, in making its decision, the Board should consider the recommendation of the Nominating/Corporate Governance Committee. Each appointment shall be for a term of one year, but the Board may remove Committee members at any time by Board action. If a Committee member is removed or resigns from the Committee, he or she shall serve until a successor is appointed.

The Committee shall elect a chairperson annually, who shall create the agenda for Committee meetings and otherwise preside over Committee meetings. The chairperson may require officers and employees of the Company or the Company's outside counsel or independent auditors to attend or participate in Committee meetings as appropriate.

Meetings

The Committee shall meet at least four times annually. Additional meetings shall be scheduled as considered necessary by the Committee chairperson. Further, the Committee shall meet periodically with management, the internal auditors and the independent auditor in separate executive sessions.

Minutes of all meetings shall be recorded and maintained by the Committee. If deemed necessary by the Committee to comply with the procedures established by the Committee for handling complaints regarding accounting matters, any identifying information transcribed in the minutes of a Committee meeting shall be redacted.

Reporting to the Board

The Committee shall regularly report to the Board. The Committee shall review and discuss with the Board any issues arising with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, the performance of the internal audit function and any other matters the Committee deems appropriate. Summaries of the minutes for all Committee meetings held between each Board meeting, separately identifying all unusually significant items, shall be made available to the Board at least one week prior to the next Board meeting held subsequent to such Committee meetings. In addition, the Committee will report to the Board as required by any other provisions of this charter.

Quorum

A majority of the appointed Committee members shall constitute a quorum and shall be able to conduct the Committee's business.

Committee Expectations and Information Needs

The Committee shall communicate its expectations regarding the nature, timing, and extent of Committee information needs to management, internal auditors, and external parties including independent auditors.

Any required materials shall be received from management, internal auditors and independent auditors prior to the scheduled meetings. Meetings will be conducted under the assumption that Board members have reviewed written materials in sufficient depth to participate in Committee and/or Board dialogue.

Committee Authority and Responsibilities

The Committee shall have the sole authority to appoint or replace the Company's independent auditor and shall pre-approve all auditing services and permitted non-auditing services, including all fees and terms, to be performed for the Company by its independent auditor, subject to any de minimis exceptions for non-audit services approved by the Committee prior to the completion of the audit. The Committee shall have the authority to delegate to one (1) or more members of the Committee the authority to grant pre-approvals of audit and permitted non-audit services, provided that such approval shall be presented to the full Committee at its next scheduled meeting.

The Committee shall be directly responsible for the oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditor shall report directly to the Committee.

The Committee shall have the authority to retain outside legal, accounting or other advisors, including experts in particular areas of accounting, as it deems necessary. The Committee shall receive appropriate funding, as determined by the Committee, from the Company for payment of compensation to any registered public accounting firm (as that term is defined by the Commission) engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Company and to any advisors employed by the Committee.

The Committee shall have the authority to: (i) conduct such studies, analyses, and evaluations necessary to perform the duties and fulfill its responsibilities; (ii) have full and independent access to officers or employees of the Company or the Company's outside counsel or independent auditors, after first notifying the Chief Executive Officer or the Chief Financial Officer of the intention to interview; (iii) have full and independent access to Company financial and other information; and (iv) take or cause to be taken all necessary action in order to implement and carry out its responsibilities pursuant to this charter.

In accordance with the Committee's purpose, the Committee shall perform the following, to the extent it deems necessary or appropriate:

Disclosure Function

- Prepare an annual report to be included in the Company's annual proxy statement, as required by Item 7(e)(3) of Schedule 14A and Item 306 of Regulation S-K (or any successor regulations).
- Review and discuss the annual audited financial statements and other financial information with management and the independent auditor, including disclosures made in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Company's Form 10-K, and recommend to the Board whether the annual audited financial statements should be included in the Company's Form 10-K.
- Review and discuss the quarterly financial statements with management and the independent auditor prior to the filing of the Company's Form 10-Q, including the results of the independent auditors' review of the quarterly financial information.

Disclosure Function (cont'd)

- Review and discuss the Company's earnings press releases (particularly the use of "pro forma", or "adjusted" non-GAAP, information) and any financial information or earnings guidance provided to analysts and ratings agencies.

- Review and discuss disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein which could adversely affect the Company's ability to record, process, summarize and report financial data and any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls.

- Ensure that the Company disclose any non-audit services performed by the independent auditor and approved by the Committee in the Company's next periodic report.

Audit & Review Function

- Ensure that the Company has an internal audit function.

- Annually ensure receipt of the written disclosure and the letter from the independent auditor required by the Independence Standards Board's "Standard Number 1". Additionally, the Committee shall discuss with the independent auditor any relationships or services that may affect the independent auditor's objectivity or independence. If the Committee is not satisfied with the independent auditor's assurances of independence, it shall take appropriate action to ensure the independence of the independent auditor.

- Obtain and review a report by the independent auditor at least annually describing: (1) the independent auditor's internal quality-control procedures; (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm; (3) any steps taken to deal with any such issues; and (4) all relationships between the independent auditor and the Company.

- Meet annually with the independent auditors, without management or others present, in order to assess the performance and ethical disposition of the financial and accounting management and the effectiveness and independence of the internal auditors.

- Review and discuss with the independent auditors:

  - all critical accounting policies and practices to be used;

  - all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and

  - other material written communications between the registered public accounting firm and management, such as any management letter or schedule of unadjusted differences.

Audit & Review Function (cont'd)

- Regularly review and discuss with the independent auditor any audit problems or difficulties and management's response to such problems or difficulties, including:
  - any restrictions on the scope of the independent auditor's activities or on access to requested information;
  - any significant disagreements with management;
  - any accounting adjustments that were noted or proposed by the auditor but were not reflected on the Company's financial statements (as immaterial or otherwise);
  - any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement;
  - any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company; and
  - a discussion of the responsibilities, budget and staffing of the Company's internal audit function.
- Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 relating to the conduct of the audit.
- Annually evaluate the auditor's qualifications, performance and independence, including a review and evaluation of the lead partner of the independent auditor, taking into account the opinions of management and the Company's internal auditors (or other personnel responsible for the internal audit function).
- Ensure that the lead partner of the independent auditor is rotated as required by law or regulation.
- Consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself and present its conclusions with respect to the independent auditor to the Board.
- Review with the internal auditor and independent auditor the annual audit plans and quarterly review plans of each, including the degree of coordination and cooperation concerning the respective plans.
- Inquire as to, and be satisfied with, the extent to which the planned audit scope can be relied upon to detect fraud or weaknesses in internal controls.

Risk Management Function

- Ensure that the internal auditor periodically reports directly to the Committee. The Committee shall meet with the internal auditor and other key internal audit staff members at least annually, without other management present, to discuss the adequacy of resources for the internal audit function and the level of cooperation that the internal auditor receives from Company management.
- Inquire of management, internal auditors, and independent auditors about the adequacy of the Company's internal control procedures as a complete system, the discovery of any individually material gaps and/or failures in the Company's internal control procedures and any special audit steps adopted in light of any material internal control deficiencies.

Risk Management Function (cont'd)

- Review and discuss the Company's policies with respect to risk assessment and risk management, including any guidelines and policies governing the process by which the Chief Executive Officer and other senior management assess and manage the Company's exposure to risk and any mechanisms the Company has in place to manage and assess its risk.
- Meet periodically with those members of management responsible for Company risk assessment and risk management to understand and evaluate the Company's risk assessment and risk management efforts.
- Review and discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Advise the internal and independent auditors, Chief Executive Officer, and Chief Financial Officer that the Committee expects to be immediately informed of any areas of Company operation that, consistent with the Committee's purpose, require its special attention.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.
- Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters.
- Recommend hiring policies for employees or former employees of the independent auditors.

Financial Reporting Function

- Inquire about the existence and substance of any significant accounting accruals, reserves, contingencies, and estimates made by management that have a material impact on the financial statements and determine the independent auditor's opinions regarding the quality of all such items.
- Inquire as to the independent auditor's views about whether management's choices of accounting principles are conservative, moderate, or aggressive from the perspective of income, asset, and liability recognition, and whether those principles and practices are standard within the Company's industry.
- Inquire as to and review any material changes in the selection and/or application of accounting principles or financial presentations from the prior period and of the effect of such changes or any other changes on the Company's financial statements.
- Inquire of management and the independent auditors to ascertain whether there were any significant financial reporting issues that arose during the accounting period and, if so, how they were resolved.
- Review any analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.
- Review the letter of management representations provided to the independent auditors and inquire of the independent auditors whether they encountered any difficulties in obtaining the letter or any specific representations therein.

Financial Reporting Function (cont'd)

- Discuss with management and the independent auditors the substance of any significant issues raised by in-house and outside legal counsel concerning litigation, contingencies, claims, or assessments and the manner in which those matters are reflected in, or excluded from, the Company's financial statements.
- Consider, together with the Board, whether the independent auditors should meet with the Board to discuss any matters relative to the financial statements and to answer any questions that other directors may have.
- Review the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.
- Prepare an annual report to be presented to the Board, to be delivered not later than 120 days after year-end and to include, at a minimum, the following representations:
    - that the Committee has reviewed and discussed the audited financial statements with management;
    - that the Committee has discussed with the independent auditors the matters required to be discussed by SAS No. 61, as may be modified or supplemented;
    - that the Committee has received the written disclosures and the letter from the independent accountants regarding the independence required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed such independence with the independent accountant;
    - that, based on the review and discussions referred to in the paragraphs above, the Committee recommends to the Board that the audited financial statements be included in the Company's annual report on Form 10-K for filing with the Commission; and
    - that the individual Committee members, and the Committee in the aggregate, comply with the independence requirements set forth in this charter.

    The annual report may include other information that the Committee deems appropriate.
- Prepare the annual report with the understanding that its representations will be used by the Board and the Company to comply with Item 306 of Regulation S-K and Item 7(e)(3) of Schedule 14A as those regulations affect the Company.

General Functions

- The Committee shall annually evaluate its own performance.
- The Committee shall assess and report to the Board on its compliance with this charter on an annual basis. The Nominating and Corporate Governance Committee shall consider the Committee's report to the Board pursuant to this requirement to determine if changes to the Committee membership are appropriate.
- The Committee shall review and reassess the adequacy of the audit committee charter on an annual basis and recommend to the Board any necessary changes to the charter.

General Functions (cont'd)

- The Committee shall conduct an appropriate review of all related party transactions that are individually in excess of $60,000 in order to ensure that such transactions are on terms that are materially similar to those that could be obtained in arm's-length transactions with independent third parties or are otherwise fair to and in the best interests of the Company. Documentation of such review shall be maintained by the Committee.

Limitation of Audit Committee's Role

The Committee has the powers and responsibilities set forth in this charter. It is not the Committee's responsibility to plan and conduct audits or prepare, and certify to the accuracy and completeness of, the Company's financial statements. These are the responsibilities of management and the independent accountants.

APPENDIX E

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics (the "Code") covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors of Flagstar Bancorp, Inc. and its subsidiaries (the "Company").

All employees, officers and directors of the Company (referred to herein as "Employees") are expected to comply fully with the requirements of this Code and to conduct themselves in a manner to avoid even the appearance of improper behavior. Moreover, Employees should take steps to assure that agents and representatives of the Company follow applicable requirements of this Code.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation. Those who violate the standards in this Code will be subject to disciplinary action.

Compliance With Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. All Employees must respect and obey the laws of the cities and states in which we operate. Although not all Employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

The Company holds information and training sessions and/or distributes informational materials to promote compliance with laws, rules and regulations, including insider-trading laws.

Conflicts of Interest

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Company. A conflict situation may arise when an Employee takes actions or has interests that may make it difficult for him or her (i) to follow all responsibilities placed upon him or her under this Code or (ii) to perform his or her Company work objectively and effectively.

> It is almost always a conflict of interest for a Company Employee to work simultaneously for a competitor, customer or supplier, including work as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.
>
> Conflicts of interest are prohibited as a matter of Company policy. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company's legal department. Any Employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel.

Insider Trading

Employees who have access to or knowledge of confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All nonpublic information about the Company or any public company should be considered confidential information. To use nonpublic information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but may also be illegal. If you have any questions, please consult the Company's Legal Department.

Corporate Opportunities

Loyalty

Employees are prohibited from taking for themselves personally opportunities that could benefit the Company and that are discovered through the use of corporate property, information or position. No Employee may use corporate property, information, or position for improper personal gain, and no Employee may compete with the Company directly or indirectly. Employees owe a duty of loyalty to the Company. This includes a duty to advance the Company's legitimate interests when the opportunity to do so arises, as well as the duty to protect all property and interests of the Company and to protect the Company from competitive disadvantage.

Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, or inducing an improper disclosure of such information by past or present employees of other companies is prohibited. Each Employee should endeavor to respect the rights of and deal fairly with the Company's customers, suppliers, competitors and Employees. No Employee should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

Confidentiality

Employees must maintain the confidentiality within the Company of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the legal department or specifically required by applicable laws or regulations. Confidential information includes all nonpublic information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. Special confidentiality guidelines for nonpublic information of our consumer customers are contained in the Company's policies and procedures. The obligation to preserve confidential information continues even after employment ends.

Protection and Proper Use of Company Assets

All Employees should endeavor to protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though minor incidental personal use may be permitted. Employees should consult with their supervisors in this regard.

The obligation of Employees to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, business processes, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

Consumer Compliance and Fair Lending

The Company's core business operations are impacted by a number of consumer protection laws and regulations such as the Truth in Lending Act, the Real Estate Settlement and Procedures Act, the Equal Credit Opportunity Act, as well as laws that prohibit discriminatory lending practices. In addition, the Company is subject to public interest laws and regulations such as the Community Reinvestment Act and the Bank Secrecy Act. A failure to comply with these laws and regulations can expose the Company to costly remedies imposed by our regulators, and to civil or criminal liability, litigation and the loss of customer goodwill.

Employees must fully comply with the laws and regulations applicable to their duties and responsibilities. The Company provides training, informational materials and designated compliance officers in all areas of operation to facilitate each Employee's understanding of his or her compliance responsibilities. Employees should seek the advice of their compliance officer or manager with respect to any questions or to report incidents of noncompliance.

Record Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and in order to properly report its activities.

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets shall not be maintained.

Many Employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor. Rules and guidelines are available from your supervisor or the Company's legal department.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Company's legal department immediately.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation. Other waivers must be approved by an employee who is an Executive Director or above, of the Company in accordance with any applicable Company policy and must be promptly reported to the Company's legal department.

Reporting Any Illegal or Unethical Behavior

Reporting

Any Employee who suspects or knows of violations of this Code, illegal or unethical business or workplace conduct by Employees, or has unresolved concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to and should submit those concerns or complaints (anonymously, confidentially or otherwise) to the appropriate person or group of persons designated by the Company. If requested, such persons shall treat such submissions confidentially. More specifically, the following guidelines apply depending on the nature of the perceived unlawful act or unethical act:

Unlawful and/or Unethical Acts Involving Accounting, Auditing, or SEC Disclosure Matters

The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. If any Employee of the Company has concerns or complaints regarding any unlawful acts and/or any unethical act involving accounting, auditing, or SEC disclosure matters of the Company, then he or she should submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors. The Audit Committee will, subject to its duties arising under applicable investigative needs, laws, regulations, and legal proceedings, treat such submissions confidentially. Such submissions should be delivered through the Hotline at: 1-866-537-4643, or set forth in writing and be forwarded in a sealed envelope to the Chair of the Audit Committee, in care of the Corporate Secretary. The envelope should be labeled with a legend such as "To be opened by the Audit Committee only." If an Employee would like to discuss any matter with the Audit Committee, the Employee should indicate this in the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate.

Unlawful Acts and/or Unethical Acts Not Involving Accounting, Auditing, or SEC Disclosure Matters

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviors, and, when in doubt, about the best course of action in a particular situation. Any Employee who has a reasonable belief that an unlawful act and/or unethical act, which does not involve an accounting, auditing, or SEC disclosure matter, has occurred, or is about to occur should contact their supervisor or superiors. If the circumstances would not permit a report to such supervisor or superior, they may contact the Lead Director, the Chairman of the Audit Committee, or the Chairman of the Nominating/ Governance Committee ("Nominating Committee") of the Company's Board of Directors or the Corporate Secretary at the following address:

Board of Directors
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

Any such concerns may be submitted in writing to the appropriate person anonymously, or may be delivered through the Hotline at 1-866-537-4643. Any non-anonymous submissions shall be kept confidential, subject to the Company's need to conduct an internal investigation, or compliance with applicable law, regulation or legal proceedings.

Non-Retaliation

The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code or other known or suspected illegal conduct or conduct that is unethical under Company policy.

Communications With Non-Management Members of the Board of Directors

An Employee or other interested party who has an interest in communicating with non-management members of the Board of Directors may do so by directing the communication to the Lead Director or the Chairman of the Nominating Committee. The Lead Director is the presiding director for non-management sessions of the Board of Directors.

Confidential messages for the Lead Director or the Chairman of the Nominating Committee, if different, may be delivered through the Hotline at: 1-866-537-4643 or through written correspondence made to:

Board of Directors
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every possible situation that may arise, Employees are encouraged to raise any questions regarding this Code or the enforcement of the Code to their appropriate supervisor, the Company's legal department, Lead Director, Chairman of the Audit Committee, or Chairman of the Nominating/Corporate Governance Committee.

Special Ethics Obligations for Employees With Financial Reporting Responsibilities

As a public company, it is critical that the Company's filing with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, Employees may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. The Company expects all Employees to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

All Employees bear a special responsibility for promoting integrity throughout the Company. The President and Chief Executive Officer, the Chief Financial Officer and all those persons acting in a similar capacity (collectively, the "Senior Financial Officers") have a special role to adhere to these principles and to ensure that the Company's corporate culture ensures the fair and timely reporting of the Company's financial results and condition.

Because of this special role, the Company's Senior Financial Officers are bound by the following Senior Financial Officer Code of Ethics, and by signing the Certificate of Compliance attached to this Code, each agrees that he or she will:

(a) act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

(b) provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications;

(c) comply with rules and regulations of federal, state and local governments, and other appropriate regulatory agencies;

(d) act in good faith, responsibly, and with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be impaired; and

(e) promptly report to the Company's legal department or a member of the Audit Committee of the Board of Directors any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Code or the Senior Financial Officer Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, is a serious matter that may result in disciplinary action, including termination of employment. If any Employee believes that a violation of the Senior Financial Officer Code of Ethics has occurred, he or she should contact the Company's legal department or the Chairman of the Board's Audit Committee.

NATIONAL HEADQUARTERS

5151 CORPORATE DRIVE ■ TROY, MI 48098 ■ (800) 945-7700

MEMBER FDIC

WWW.FLAGSTAR.COM